      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 20, 1996

                                                      REGISTRATION NO. 333-02798
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                          PACIFIC GULF PROPERTIES INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                        MARYLAND                                                33-0577520
    (STATE OR OTHER JURISDICTION OF INCORPORATION OR               (I.R.S. EMPLOYER IDENTIFICATION NO.)
                       ORGANIZATION)

                                 363 SAN MIGUEL
                        NEWPORT BEACH, CALIFORNIA 92660
                                 (714) 721-2700
   (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                               GLENN L. CARPENTER

               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                          PACIFIC GULF PROPERTIES INC.
                                 363 SAN MIGUEL
                        NEWPORT BEACH, CALIFORNIA 92660
                                 (714) 721-2700
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

                           SAMUEL H. GRUENBAUM, ESQ.
                             LEWIS G. FELDMAN, ESQ.
                          COX, CASTLE & NICHOLSON, LLP
                       2049 CENTURY PARK EAST, 28TH FLOOR
                         LOS ANGELES, CALIFORNIA 90067
                                 (310) 277-4222

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   From time to time after the effective date of this Registration Statement.

                            ------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: / /

    If any of the securities on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /


    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /


                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                                           SUBJECT TO COMPLETION

                                                                    MAY 20, 1996

PRELIMINARY PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED MAY   , 1996)
                                2,800,000 SHARES

                          PACIFIC GULF PROPERTIES INC.

                                  COMMON STOCK
                               ------------------

    Pacific Gulf Properties Inc. (the "Company"), a self-administered and self-managed equity real estate investment trust, owns, operates, manages, leases, acquires and rehabilitates multifamily and industrial properties. The Company focuses on properties located in California and the Pacific Northwest, with the largest concentration in Southern California. The Company owns and operates 21 multifamily properties, containing 3,945 apartment units, and 11 industrial properties, containing an aggregate of 3,091,000 leasable square feet.


    Of the shares of common stock of the Company (the "Common Stock") offered hereby, 2,015,581 shares are being sold by the Company, and 784,419 shares are being sold by a stockholder (the "Selling Stockholder"). The net proceeds from the sale of the Company's shares of Common Stock will be used to fund a portion of the acquisition price of nine industrial properties.



    To ensure that the Company maintains its qualification as a real estate investment trust, ownership by any person, with certain exceptions, is limited to 9.8% of the total number of shares of the Company's outstanding Common Stock (including convertible securities of the Company). See "Description of Common Stock" in the accompanying Prospectus.


    The Common Stock is listed on the American Stock Exchange (the "ASE") under the symbol "PAG." On May 3, 1996, the last reported sale price of the Common Stock on the ASE was $17.25. The Company's current annualized distribution is $1.60 per share. See "Price Range of Common Stock and Distributions."


     SEE "RISK FACTORS" BEGINNING ON PAGE 7 OF THE ACCOMPANYING PROSPECTUS FOR CERTAIN RISK FACTORS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

                               ------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS
       SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
        OFFENSE.
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
                                                  UNDERWRITING
                                    PRICE TO      DISCOUNTS AND    PROCEEDS TO        PROCEEDS TO
                                     PUBLIC      COMMISSIONS(1)     COMPANY(2)   SELLING STOCKHOLDER(2)
- -------------------------------------------------------------------------------------------------------
Per Share.......................        $               $               $                  $
- -------------------------------------------------------------------------------------------------------
Total(3)........................        $               $               $                  $

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

(1) The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting $782,000 in estimated expenses payable by the Company. The Selling Stockholder is obligated to pay its own legal and other expenses, including underwriting discounts and commissions relating to the sale of its shares of Common Stock.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 420,000 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting
    Discounts and Commissions, and Proceeds to Company will be $         ,
    $         and $         , respectively. See "Underwriting."
                               ------------------
THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE
    MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
                               ------------------

    The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices
of Alex. Brown & Sons Incorporated, Baltimore, Maryland, on or about May   ,
1996.

ALEX. BROWN & SONS
       INCORPORATED

                    OPPENHEIMER & CO., INC.

                                              PRUDENTIAL SECURITIES INCORPORATED

             THE DATE OF THIS PROSPECTUS SUPPLEMENT IS MAY   , 1996
      LOGO

PACIFIC GULF BUSINESS PARK
Tukwila, Washington

ESCONDIDO BUSINESS CENTER
Escondio, California
(Proposed Acquisition)

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE AMERICAN STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in, or incorporated by reference into, this Prospectus Supplement and the accompanying Prospectus. Unless indicated otherwise, the information contained in this Prospectus Supplement assumes no exercise of the Underwriters' over-allotment option. Unless the context otherwise requires, as used herein the term "Company" includes Pacific Gulf Properties Inc. and its consolidated operating partnership, PGP Inland Communities, L.P.

                                  THE COMPANY

     The Company, a self-administered and self-managed equity real estate investment trust ("REIT"), owns, operates, manages, leases, acquires and rehabilitates multifamily and industrial properties. The Company's properties are located in California and the Pacific Northwest, with the largest concentration in Southern California. The Company focuses on this geographic region due to management's extensive experience in these markets and management's belief that these markets present potential for long-term economic growth. The Company currently owns a portfolio of 21 multifamily properties, containing 3,945 apartment units (the "Multifamily Properties"), and 11 industrial properties, containing an aggregate of 3,091,000 leasable square feet (the "Industrial Properties," and collectively with the Multifamily Properties, the "Properties").

     Management believes that focusing on two property types allows the Company greater opportunities and flexibility than would be available by investing in only one property type. Apartments have shorter term leases than industrial properties and, hence, apartment rental income reacts more quickly to changes in economic conditions. Lease income on industrial properties reacts more slowly to changes in the economy due to longer term leases on such properties. The values of these two property types and the opportunities they present for growth are affected by the timing of these rental adjustments. This distinction, along with other market factors that impact the demand for multifamily and industrial properties differently, provides the Company with greater options in implementing its investment, disposition and property management strategies.

     The Company's objective is to increase shareholder value by improving net operating income of existing properties and through acquisitions. Management closely monitors rental operations and administrative expenses, utilizes new technologies, periodically conducts contract reviews, and seeks opportunities to maximize economies of scale in order to control costs, reduce tenant turnover and assure that the Company is competitive in all aspects of its operations. The Company also seeks to increase shareholder value through the acquisition of properties that provide attractive initial returns and opportunities to increase net operating income. Additionally, the Company seeks well-located properties in strong markets where values have suffered due to poor management or maintenance and that can be acquired at less than replacement cost. See "Risk Factors" in the accompanying Prospectus.

     Mr. Glenn L. Carpenter, the Company's Chairman and Chief Executive Officer, and his five member senior management team have an average of 17 years real estate experience within the Company's markets. The Company employs approximately 135 persons, of whom 110 are on-site or property related.

                           THE ACQUISITION PROPERTIES

     Management believes that while attractive investment opportunities exist for both multifamily and industrial properties, the most attractive opportunities currently exist within the industrial sector. Management believes that the Southern California industrial property market is poised for recovery based upon an increasing level of leasing interest and a limited supply of new product. As evidence of this, the Company has observed recent increases in the prices for industrial properties and tenant requests for longer term leases.

     The Company has entered into agreements to purchase nine industrial properties (collectively, the "Acquisition Properties") located in California containing an aggregate of 1,352,000 leasable square feet. The aggregate consideration for the Acquisition Properties will be $54.1 million, which will be funded primarily with the Company's proceeds from this Offering. Such proceeds, after deducting underwriting discounts and commissions and estimated expenses of this Offering, will be approximately $32.0 million ($38.8 million if the Underwriters' over-allotment option is exercised in full), assuming an offering price of $17.25. The balance will be funded with the Company's short-term acquisition line of credit. Management believes that long-term financing, which has not as yet been secured, will be secured prior to expiration of the acquisition line of credit. The purchases are expected to close shortly after completion of the Offering. Management believes it is acquiring these Acquisition Properties at less than their estimated replacement cost based upon management's analysis of the size, location and other amenities of the Acquisition Properties, data pertaining to sales of vacant land similar to the land on which the Acquisition Properties are located, published industry development costs and management's experience with industrial properties. These acquisitions will also further the Company's objective of increasing its presence in certain of its markets and expanding into new markets, both of which offer attractive opportunities.


                              RECENT DEVELOPMENTS


     Portfolio Acquisition. In 1995, the Company formed a limited partnership using a DOWNREIT structure that acquired 11 multifamily communities with 1,368 apartment units in Southern California at an agreed value of approximately $71.5 million. The Company obtained a minimum 78% equity interest in, and full management and control of, the operating partnership and the right to 100% of cash flow until certain thresholds are achieved. To finance this portfolio acquisition, the partnership used $12.8 million that was contributed to it by the Company from its line of credit, issued approximately 225,000 limited partnership units to the prior owners, and assumed $55.1 million of existing indebtedness encumbering the properties. The Company has implemented its systems and procedures for management, cost efficiencies and re-tenanting at these properties, and has begun rehabilitation and new marketing programs. These efforts have already resulted in increases in the net operating income produced by these properties, and further increases are expected as the Company's programs are fully implemented.



     Disposition of Texas Portfolio. In 1995, the Company sold its Texas portfolio of 1,085 apartment units for approximately $31.1 million, at a substantial economic gain and at a time when, in the Company's view, market values of these properties had appreciated substantially. The Company used the net proceeds from the sale to acquire one multifamily property at a purchase price of $12.5 million and one industrial property at a purchase price of $17.3 million; both properties are located in the Greater Seattle area. The Company believes these new properties were acquired at prices below their replacement cost and have rents generally at or below current market rates, providing a greater potential for future growth. Also, by having narrowed its geographic focus, the Company is better able to concentrate the efforts of its management personnel.



     Entry into "Active Senior" Housing Market. In 1994, the Company acquired a 138-unit apartment community in Laguna Hills, California, at a purchase price of $7.8 million, of which $4.8 million was funded by the Company's line of credit and $3.0 million by the assumption of existing indebtedness encumbering the properties. The Company expanded this property in 1995 to include substantial recreational facilities and other amenities and facilities aimed at the special needs of seniors. In 1995, the Company acquired three senior apartment communities, consisting of 308 apartment units in Southern California as part of the portfolio acquisition described above. The agreed value for these properties was $12.9 million, all of which was funded by the assumption of existing indebtedness encumbering the properties.


     Increases in Distributions. In December 1995, the Company declared an increase in its quarterly distribution, from $0.39 per share to $0.40 per share, representing an annualized distribution of $1.60 per share of Common Stock. The percentage increase in the Company's quarterly distribution was less than the percentage increase in the Company's Fund from Operations, consistent with the Company's goal of decreasing its payout ratio in order to retain and reinvest additional funds while increasing its distributions.


     First Quarter 1996 Results. Revenues for the first quarter of 1996 were $10.8 million compared with $8.4 million for the first quarter of 1995. Funds from Operations (as defined under "Summary Financial Information") for the first quarter of 1996 were $2.1 million compared with $1.9 million for the first quarter of 1995. Net operating income for the Company's 2,209 multifamily units that were owned by the Company in the first quarters of both 1995 and 1996 increased to $2.4 million for the first quarter of 1996, compared with $2.2 million for the first quarter of 1995, a 9% increase. Occupancy for these properties increased from 91% in the first quarter of 1995 to 94% in the first quarter of 1996. Multifamily rental income for the period ended March 31, 1996 totaled $7.1 million and included $3.1 million generated by leased properties acquired during 1995 and $4.0 million from existing Multifamily Properties. For industrial space, effective rents on space renewed in the first quarter of 1996 remained consistent with existing rental rates on expiring leases. Industrial rental income for the period ended March 31, 1996 totaled $3.8 million and included $0.8 million generated by two industrial parks acquired in late 1995 and in 1996 and $3.0 million from existing Industrial Properties. Overall occupancy for the multifamily and industrial portfolios was 93% and 95%, respectively, as of March 31, 1996.


                                  THE OFFERING

Common Stock offered by Company.............................  2,015,581 shares
Common Stock offered by Selling Stockholder.................  784,419 shares
Common Stock to be outstanding after the Offering...........  6,875,860 shares (1)
Use of Proceeds from Company Offering.......................  To fund the purchase of the Acquisition Properties
ASE Symbol..................................................  PAG

- ---------------

(1) Assumes the Underwriters' over-allotment option is not exercised. Excludes 286,404 shares of Common Stock reserved for issuance under the Company's 1993 Share Option Plan (636,404 shares if the proposed amendment to increase the shares covered by the 1993 Share Option Plan is approved at the May 8, 1996, Annual Meeting of Shareholders), and 249,074 shares of Common Stock reserved for issuance under the Company's Dividend Reinvestment Plan. Also excludes an aggregate of 225,452 shares of Common Stock which the Company will have the right, but not the obligation, to issue if the holders of the limited partnership interests ("OP Units") in the Company's subsidiary operating partnership, PGP Inland Communities, L.P., exercise their right commencing approximately September 1997 to require the operating partnership to purchase their OP Units.

                         SUMMARY FINANCIAL INFORMATION

     The following table sets forth summary historical and pro forma financial information for the Company and the multifamily and industrial operations acquired from Santa Anita Realty Enterprises, Inc. (the "Predecessor"). The following summary financial information should be read in conjunction with "Selected Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," the pro forma condensed consolidated financial information and notes thereto contained in this Prospectus Supplement, and the consolidated and combined financial statements and related notes incorporated by reference in the accompanying Prospectus.

     For the year ended December 31, 1995, the pro forma operating information is presented as if the following transactions occurred as of the beginning of the period: (i) the purchase and disposition of certain multifamily and industrial properties completed by the Company during 1995 and 1996, as more fully described in the pro forma condensed consolidated financial statements,
(ii) the purchase of the Acquisition Properties and (iii) the completion of this Offering, the establishment of the acquisition line of credit (see "Business and Properties -- Acquisition Line of Credit") and the application of the net proceeds thereof as described in this Prospectus Supplement. For the three months ended March 31, 1996, the pro forma operating information is presented as if the following transactions occurred as of the beginning of the period: (i) the purchase of an industrial property in 1996, as more fully described in the pro forma condensed consolidated financial statements, (ii) the purchase of the Acquisition Properties and (iii) the completion of this Offering, the establishment of the acquisition line of credit and the application of the net proceeds thereof as described in this Prospectus Supplement. Pro forma balance sheet information is presented as if the Acquisition Properties were acquired and this Offering were consummated on March 31, 1996. The estimated net proceeds of this Offering have been calculated based on an assumed offering price of $17.25 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company. The pro forma operating information incorporates certain assumptions that are included in the notes to the pro forma condensed consolidated financial statements included elsewhere in this Prospectus Supplement. The pro forma financial information is not necessarily indicative of what the actual financial position and results of operations of the Company would have been as of the dates or for the periods indicated, nor does it purport to represent the financial position and results of operations for any future period.

                                                                  YEARS ENDED DECEMBER 31,
                                       -------------------------------------------------------------------------------
                                                  PREDECESSOR                                 COMPANY
                                       ----------------------------------     ----------------------------------------
                                                                  HISTORICAL
                                       ----------------------------------------------------------------     PRO FORMA
                                         1991         1992         1993        1994 (1)         1995         1995 (2)
                                       --------     --------     --------     ----------     ----------     ----------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA
Rental income......................    $  8,392     $ 11,653     $ 16,152     $   26,144     $   37,091     $   51,144
Rental property expenses...........       3,124        4,845        7,506         10,376         12,782         18,059
                                       ---------    ---------    ---------    -----------    -----------    -----------
Net rental property earnings.......       5,268        6,808        8,646         15,768         24,309         33,085
Income (loss) before gain on sale
 of properties and extraordinary
 item..............................      (1,207)      (1,620)     (12,036)         2,158          1,739          3,319
Net income (loss)..................      (1,207)      (1,620)     (12,036)         (832)          8,403          3,319
Net income (loss) per common
 share.............................          --           --           --           (.07)(3)       1.74           0.48
Weighted average common shares.....          --           --           --      4,273,337(3)   4,830,723      6,846,304
BALANCE SHEET DATA
Real Estate, net of accumulated
 depreciation......................    $ 70,281     $ 95,914     $ 97,698     $  193,457     $  278,692             --
Total assets.......................      73,944      100,186       99,984        202,519        288,591             --
Senior debt........................      52,824       78,613       88,740         69,480        149,847             --
Convertible subordinated
 debentures........................                                               55,526         55,659             --
Total equity.......................      22,112       23,200        9,501         70,860         71,980             --
PROPERTY DATA (end of period)
Total apartment properties.........           5            9           10             13             21             21
Total apartment units..............       1,290        2,398        2,654          3,292          3,945          3,945
Apartment units occupied...........         95%          93%          92%            93%            92%            92%
Total industrial properties........           3            3            3              9             10             20
Industrial leasable area (sq.
 ft.)..............................     185,000      185,000      185,000      2,426,000      2,902,000      4,443,000
Industrial leasable area leased....         89%          97%          95%            97%            96%            92%
SUPPLEMENTAL DATA
Funds From Operations -- New
 Definition (4)....................    $    480     $    662     $  1,572     $    5,879     $    7,820     $   11,170
Cash flow information:
 Operating.........................        (367)        (348)       1,307          3,950          7,138             --
 Investing.........................     (18,084)     (27,660)     (15,323)      (99,504)        (84,480)            --
 Financing.........................      18,398       28,318       13,798         98,649         76,674             --

                                             THREE MONTHS ENDED MARCH 31,
                                       ----------------------------------------

                                                       COMPANY
                                       ----------------------------------------
                                              HISTORICAL
                                       -------------------------     PRO FORMA
                                          1995           1996         1996 (2)
                                       ----------     ----------     ----------

OPERATING DATA
Rental income......................    $    8,428     $   10,835     $   12,852
Rental property expenses...........         2,955          3,734          4,279
                                       -----------    -----------    -----------
Net rental property earnings.......         5,473          7,101          8,573
Income (loss) before gain on sale
 of properties and extraordinary
 item..............................           544            293            999
Net income (loss)..................           544            293            999
Net income (loss) per common
 share.............................           .11            .06            .15
Weighted average common shares.....     4,796,729      4,864,044      6,879,625
BALANCE SHEET DATA
Real Estate, net of accumulated
 depreciation......................    $  199,942     $  284,970     $  337,305
Total assets.......................       208,777        294,390        348,490
Senior debt........................        77,609        157,606        179,719
Convertible subordinated
 debentures........................        55,558         55,649         55,649
Total equity.......................        69,542         70,409        102,396
PROPERTY DATA (end of period)
Total apartment properties.........            13             21             21
Total apartment units..............         3,292          3,945          3,945
Apartment units occupied...........           92%            93%            93%
Total industrial properties........             9             11             20
Industrial leasable area (sq.
 ft.)..............................     2,426,000      3,091,000      4,443,000
Industrial leasable area leased....           97%            95%            94%
SUPPLEMENTAL DATA
Funds From Operations -- New
 Definition (4)....................    $    1,944     $    2,128     $    3,061
Cash flow information:
 Operating.........................           615          1,849             --
 Investing.........................        (7,840)        (8,049)            --
 Financing.........................         6,259          5,819             --


- ---------------

(1) Includes the combined historical operations of the Company (from February 18 through December 31, 1994) and the Predecessor's multifamily and industrial operations (prior to February 18, 1994).

(2) See notes to pro forma condensed consolidated financial statements included elsewhere in this Prospectus Supplement.

(3) Per share data for 1994 was based on the weighted average common shares outstanding for the period February 18, 1994 (the closing date of the Company's initial public offering) through December 31, 1994 and the Company's net loss for that period.

(4) Funds From Operations ("FFO") is defined by the National Association of Real Estate Investment Trusts ("NAREIT") to mean net income, computed in accordance with generally accepted accounting principles ("GAAP"), excluding gains (or losses) from debt restructuring and sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Management generally considers Funds From Operations to be a useful measure of the operating performance of an equity REIT because, together with net income and cash flows, FFO provides investors with an additional basis to evaluate the ability of a REIT to incur and service debt and to fund acquisitions and other capital expenditures. FFO does not represent cash flow from operations as defined by generally accepted accounting principles, should not be considered as an alternative to net income as an indicator of the Company's operating performance and is not indicative of cash available to fund all cash flow needs. FFO does not measure whether cash flow is sufficient to fund all of the Company's cash needs including principal amortization, capital improvements and distributions to stockholders. FFO also does not represent cash flows generated from operating, investing or financing activities as defined by GAAP. Further, FFO as disclosed by other REITs may not be comparable to the Company's calculation of FFO. On March 3, 1995, NAREIT modified the calculation of FFO to, among other things, eliminate amortization of deferred financing costs and depreciation of non-real estate assets as items added back to net income when computing FFO. See "Selected Financial and Operating Data".

                                  THE COMPANY

     Pacific Gulf Properties Inc., a self-administered and self-managed equity REIT, owns, operates, manages, leases, acquires and rehabilitates multifamily and industrial properties. The Company currently owns a portfolio of 21 Multifamily Properties, containing 3,945 units, and 11 Industrial Properties, containing 3,091,000 leasable square feet. As of March 31, 1996, the Multifamily Properties and the Industrial Properties were 93% and 95% occupied, respectively.

     The Company focuses on properties located in California and the Pacific Northwest, with the largest concentration in Southern California. Management has extensive experience in these markets and believes that these markets present potential for long-term economic growth because of their proximity to Pacific Rim and NAFTA trading partners, access to ports and other facilities, anticipated growth in population and employment, and desirable climates and recreational environments.

     The Company concentrates on middle-market apartment communities, with emphasis on family-style apartments and active senior living for those ages 55 and older. The Company has emphasized these middle-market communities because they are favored by current demographic and economic trends and, thus management believes that these types of communities will provide attractive long-term returns. In addition, management believes that active senior housing typically has lower operating and management costs due to lower tenant turnover.

     The Company also focuses on multi-tenant business parks and mid-size warehouse/distribution facilities. By emphasizing these types of industrial properties, the Company attempts to limit its risk from any single tenant or property. Whenever possible, the Company seeks a significant market share in its principal submarkets so that it can accommodate its tenants as their needs change and have an influence on trends in market rents.

     Management believes that focusing on two property types allows the Company greater opportunities and flexibility than would be available by investing only in one property type. Apartments have shorter leases than industrial properties and, hence, apartment rental income reacts more quickly to changes in economic conditions. Lease income on industrial properties reacts more slowly to changes in the economy due to longer term leases on such properties. The values of these two property types and the opportunities they present for growth are affected by the timing of these rental adjustments. This distinction, along with other market factors that impact the demand for multifamily and industrial properties differently, provides the Company with greater options in implementing its investment, disposition and property management strategies.

     The Company also may pursue development of active senior housing or multi-tenant industrial properties on a limited basis where management believes such development would provide the Company with satisfactory returns on a risk-adjusted basis, after taking into account returns available through acquisition opportunities.

     The Company's objective is to increase shareholder value by continuing to grow its Funds from Operations by improving net operating income of existing properties and through acquisitions. Management closely monitors rental operations and administrative expenses, utilizes new technologies, periodically conducts contract reviews, and seeks opportunities to maximize economies of scale in order to control costs, reduce tenant turnover and assure that the Company is competitive in all aspects of its operations. The Company also seeks to increase shareholder value through the acquisition of properties that provide attractive initial returns and opportunities to increase Funds from Operations. Additionally, the Company seeks well-located properties in strong markets where values have suffered due to poor management or maintenance and that can be acquired at less than replacement cost.

     The Company's executive offices are located at 363 San Miguel Drive, Newport Beach, California 92660. The telephone number is (714) 721-2700. The Company was incorporated in Maryland in August 1993.

                                USE OF PROCEEDS


     The net proceeds from the sale of the Company's shares of the Common Stock offered hereby, after deducting underwriting discounts and commissions and estimated expenses of this Offering, are approximately $32.0 million ($38.8 million if the Underwriters' over-allotment option is exercised in full), assuming an offering price of $17.25. The Company intends to use the net proceeds to fund a portion of the purchase of the Acquisition Properties, all of which will be acquired from unaffiliated third parties. The balance of the purchase price of the Acquisition Properties will be financed with the Company's acquisition line of credit. See "Business and Properties -- Acquisition Line of Credit." To the extent the net proceeds are not used to fund the acquisition of the Acquisition Properties, they will be used for working capital purposes, including potential funding of additional acquisitions not yet identified, and to repay Company debt (although repayment of such debt is not expected to be material).


     If the Underwriters' over-allotment option is exercised in whole or in part, any balance of the net proceeds will be used to repay Company debt and for working capital purposes.

     The Company will not receive any portion of the proceeds from the sale of Common Stock of the Selling Stockholder.

                              SELLING STOCKHOLDER

     In connection with the Company's initial public offering and related transactions, the Company issued to Santa Anita Realty Enterprises, Inc. ("Realty" or the "Selling Stockholder") an aggregate of 784,419 shares of Common Stock. In keeping with the Selling Stockholder's previously announced strategy of disposing of all non-core real-estate assets, the Selling Stockholder has elected to dispose of its entire investment in the Company's Common Stock. The Company will not receive any portion of the proceeds from the sale of the Selling Stockholder's shares of Common Stock. The Company and the Selling Stockholder have agreed to indemnify each other for certain liabilities in connection with the Offering.

                 PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

     The Common Stock of the Company began trading on the American Stock Exchange ("ASE") under the symbol "PAG" following its initial public offering on February 10, 1994. The following sets forth the high and low closing prices for the Common Stock on the ASE and the distributions declared for the periods indicated:

                                                                                 DISTRIBUTIONS
                                                               HIGH     LOW        DECLARED
                                                               ----     ----     -------------
1994
1st Quarter..................................................  $18 1/2  $17 1/4      $ .18
2nd Quarter..................................................  17 7/8   16 1/8         .39
3rd Quarter..................................................  17 1/2   15 1/2         .39
4th Quarter..................................................  16 7/8   12 3/4         .39
1995
1st Quarter..................................................  16 1/4   14 5/8         .39
2nd Quarter..................................................  16 1/4   14 1/2         .39
3rd Quarter..................................................  16 5/8   14 5/8         .39
4th Quarter..................................................  16 3/4     13           .40
1996
1st Quarter..................................................  18 3/4   16 1/8         .40
2nd Quarter (through
May 3, 1996).................................................  18 1/4     17            --

     The closing price of the Common Stock on the ASE on May 3, 1996 was $17 1/4 per share. The Company's current annualized distribution is $1.60 per share.


     Since the initial public offering, the Company has declared regular quarterly distributions to its stockholders. Federal income tax law requires that a REIT distribute annually at least 95% of its REIT taxable income -- for the Company, approximately $2.5 million and $2.3 million in 1994 and 1995 ($.58 and $.48, respectively, per share of Common Stock). See "Federal Income Tax Considerations -- Annual Distribution Requirements." Future distributions by the Company will be at the discretion of the Board of Directors and will depend upon the actual Funds from Operations of the Company, its financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Internal Revenue Code, applicable legal restrictions and such other factors as the Board of Directors deems relevant. Although the Company intends to continue to make quarterly distributions to its stockholders, no assurances can be given as to the amount of distributions, if any, distributed in the future.


     The Company anticipates that cash available for distribution will be greater than earnings and profits due to non-cash expenses, primarily depreciation and amortization, incurred by the Company. Distributions by the Company to the extent of its current accumulated earnings and profits for federal income tax purposes will be taxable to shareholders as ordinary dividend income. Distributions in excess of earnings and profits generally will be treated as non-taxable return of capital. Such distributions have the effect of deferring taxation until the sale of a shareholder's Common Stock. In order to maintain its qualification as a REIT, the Company could be required to make distributions in excess of cash available for distribution. The Company estimates that 35% and 68% of the distributions paid in 1994 and 1995, respectively, were a return on capital for federal income tax purposes.

     During 1995, the Company implemented a Dividend Reinvestment and Stock Purchase Plan, which permits shareholders to acquire additional shares of Common Stock by automatically reinvesting cash distributions and making optional cash purchases without payment of any broker commissions or service charges. Shareholders who do not participate in such Plan continue to receive cash distributions as paid.

                                 CAPITALIZATION

     The following table sets forth the historical and pro forma capitalization of the Company as of March 31, 1996. The pro forma capitalization reflects the receipt of the net proceeds from the sale of 2,015,581 shares of Common Stock by the Company pursuant to this Offering, the establishment of the acquisition line of credit, the incurrence of debt to acquire the Acquisition Properties, and the use of the net proceeds thereof as described in "Use of Proceeds". The information set forth in the following table should be read in conjunction with the pro forma consolidated financial statements and related notes thereto appearing elsewhere in this Prospectus Supplement, the consolidated and combined financial statements and notes thereto incorporated by reference in the accompanying Prospectus, and the discussion set forth in "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources."

                                                                        MARCH 31, 1996
                                                                -------------------------------
                                                                HISTORICAL         PRO FORMA(1)
                                                                ----------         ------------
                                                                    (DOLLARS IN THOUSANDS)
Debt:
  Loans payable...............................................   $ 157,606           $157,606
  Acquisition line of credit..................................          --             22,113
  8.375% Convertible Subordinated Debentures..................      55,649             55,649
                                                                  --------           --------
          Total debt..........................................     213,255            235,368
                                                                  --------           --------
Shareholders' equity:
  Preferred shares, $.01 par value; 5,000,000 shares
     authorized; no shares outstanding........................          --                 --
  Common shares, $.01 par value; 25,000,000 shares authorized;
     4,859,767 shares issued and outstanding; 6,875,348 shares
     issued and outstanding, on a pro forma basis (2).........          49                 69
  Excess shares, $.01 par value; 30,000,000 shares authorized;
     no shares outstanding....................................          --                 --
  Outstanding restricted stock................................        (638)              (638)
  Additional paid-in capital..................................      78,028            109,995
  Distributions in excess of earnings.........................      (7,030)            (7,030)
                                                                  --------           --------
  Total shareholders' equity..................................      70,409            102,396
                                                                  --------           --------
          Total capitalization................................   $ 283,664           $337,764
                                                                  ========           ========

- ---------------

(1) See notes to pro forma condensed consolidated financial statements included elsewhere in this Prospectus Supplement.

(2) Excludes 286,404 shares of Common Stock reserved for issuance under the Company's 1993 Share Option Plan (636,404 shares if the proposed amendment to increase the shares covered by the 1993 Share Option Plan is approved at the May 8, 1996, Annual Meeting of Shareholders), and 249,074 shares of Common Stock reserved for issuance under the Company's Dividend Reinvestment Plan. Also excludes an aggregate of 225,452 shares of Common Stock which the Company will have the right, but not the obligation, to issue to the holders of the limited partnership interests ("OP Units") in the Company's subsidiary operating partnership, PGP Inland Communities, L.P., if such holders exercise their right in the future to require the operating partnership to purchase their OP Units.

                            BUSINESS AND PROPERTIES
GENERAL

     The tables below set forth certain information relating to the Company's Multifamily and Industrial Properties by location and type as of March 31, 1996. For the quarter ended March 31, 1996, approximately 60% and 40% of Company's net operating income was derived from its Multifamily and Industrial Properties, respectively. These tables do not include the Acquisition Properties.

  Multifamily

                                                                           PERCENT
                                                   NUMBER                  OF NET
                                                     OF                   OPERATING
                                                 PROPERTIES     UNITS     INCOME(1)     OCCUPANCY
                                                 ----------     -----     ---------     ---------
California
  Inland Empire(2).............................      11         1,368         35%           93%
  Orange County................................       3           742         21            93
Pacific Northwest
  Seattle, WA..................................       6         1,556         37            94
  Portland, OR.................................       1           279          7            94
                                                     --         -----        ---
Total or Weighted Average......................      21         3,945        100%           93
                                                     ==         =====        ===

  Industrial

                                                                             PERCENT
                                                   NUMBER      LEASABLE      OF NET
                                                     OF         SQUARE      OPERATING
                                                 PROPERTIES      FEET       INCOME(1)    OCCUPANCY
                                                 ----------    ---------    ---------    ---------
California
  Inland Empire(2).............................       3        1,009,214        26%          97%
  San Diego....................................       1          356,800        12           97
  Orange County................................       2          441,453         8           80(3)
  Los Angeles..................................       1          623,261        29          100
Pacific Northwest
  Seattle, WA..................................       4          660,666        25           95
                                                     --        ---------       ---
Total or Weighted Average......................      11        3,091,394       100%          95
                                                     ==        =========       ===

- ---------------

(1) Rental revenue less rental expenses and real estate taxes for the three months ended March 31, 1996.

(2) Includes the eastern portion of Los Angeles County adjacent to the Riverside/San Bernardino metropolitan area.

(3) Includes a 189,526 square foot business park acquired in March 1996 that is currently undergoing rehabilitation by the Company.

     The information in the following sections is forward looking and involves risks and uncertainties that could significantly impact the Company's Funds from Operations in the short and long term. Higher than expected acquisition, rental and/or rehabilitation costs, delays in the rehabilitation of properties, a downturn in the local economies and/or the lack of growth of such economies could reduce the Company's Funds from Operations.

MULTIFAMILY PROPERTIES

     The Company invests primarily in two types of multifamily apartment communities: communities oriented to family-style living and communities for active seniors ages 55 and older.

     The Company focuses on family-style apartment communities with greater concentrations of two- and three-bedroom units with rents affordable by middle income families. The Company believes that there is a strong demand among middle income families for affordable rental housing such as that offered by the Company.

     The Company also focuses on active senior housing for individuals ages 55 and older, where seniors can be involved in activities, social gatherings and other types of entertainment with residents of their own age group. The Company offers no assisted living or related services; the Company's properties are oriented to those seniors interested in renting versus owning and who are able to care for themselves. The Company believes that the senior population will continue to grow and that the market for rental housing for active seniors will be strong. In addition, management believes that active senior housing typically has lower operating and management costs due to lower tenant turnover.

     Each of the Multifamily Properties provides tenants with attractive amenities, including a swimming pool (except Inn at Laguna Hills) and clubhouse, and many include jacuzzis, tennis courts, sports courts and saunas. Many offer additional features such as vaulted ceilings, fireplaces, washers and dryers, cable television and limited access gates. None of the Multifamily Properties currently are subject to rent control or rent stabilization regulations. However, certain of these properties are subject to restrictions based upon tax-exempt loan requirements. There can be no assurances that rent control or rent stabilization regulations will not be imposed in the future.

     The following table presents information concerning the Multifamily Properties, including average gross scheduled rents per unit and percentage of units occupied as of March 31, 1996:

                                                                                AVERAGE
                                                                                 UNIT       AVERAGE
                                                            YEAR                 SIZE        RENT
              PROPERTY                     LOCATION       COMPLETED    UNITS    (SQ FT)    PER UNIT     OCCUPANCY
- ------------------------------------   ----------------   ---------    ------   -------    ---------    ----------
Applewood(1)........................   Santa Ana, CA      1972            406      801       $ 695           92%
Park Place..........................   Santa Ana, CA      1990            196      799         632           94
Inn at Laguna Hills(2)..............   Laguna Hills, CA   1994            140      500         600           94
Daisy 5(1)(3).......................   Covina, CA         1977             38      897         706           95
Daisy 7(1)(3).......................   Diamond Bar, CA    1978            204      950         779           99
Daisy 12(1)(3)......................   San Dimas, CA      1979            102      952         691           98
Daisy 16(1)(3)......................   West Covina, CA    1981            250      986         717           90
Daisy 17(1)(3)......................   San Dimas, CA      1981            156      962         694           93
Lariat(1)(3)........................   San Dimas, CA      1981             30      970         759           93
Daisy 19(1)(3)......................   Ontario, CA        1983            125    1,019         725           92
Daisy 20(1)(3)......................   Ontario, CA        1982            155    1,000         665           89
Sunnyside I(1)(2)(3)................   San Dimas, CA      1984            164      495         515           93
Sunnyside II(1)(2)(3)...............   Ontario, CA        1983             60      493         506           87
Sunnyside III(1)(2)(3)..............   Ontario, CA        1985             84      504         516           89
Fulton's Landing....................   Everett, WA        1988            248      745         507           91
Fulton's Crossing...................   Everett, WA        1986            256      803         529           93
Lora Lakes..........................   Burien, WA         1987            234      907         606           96
Holly Ridge.........................   Burien, WA         1987            146      946         631           99
Hampton Bay.........................   Kent, WA           1987            304      884         617           95
Heatherwood(1)......................   Federal Way, WA    1985            368      741         527           93
Waterhouse..........................   Beaverton, OR      1990            279      937         649           94
                                                                       ------
Total or Weighted Average...........                                    3,945                                93
                                                                        =====

- ---------------

(1) Under rehabilitation.

(2) Properties serving active senior tenants (individuals ages 55 and older).

(3) Owned by PGP Inland Communities, L.P., a limited partnership in which the Company has a minimum 78% equity interest, full management and control, and the right to 100% of cash flow until certain net operating income levels are achieved.

INDUSTRIAL PROPERTIES

     The Company focuses on multi-tenant business parks and mid-size warehouse/distribution facilities. Whenever possible, the Company seeks a significant market share in its principal markets so that it can accommodate its tenants as their needs change and have an influence on trends in market rents. The Company also seeks properties that are well-located and offer convenient access to major distribution points, such as shipping ports, major airports and major freeways.

     Management believes that the Southern California industrial property market is poised for recovery based upon an increasing level of leasing interest and a limited supply of new product. As evidence of this, the Company already has observed recent increases in the prices for industrial properties and tenant requests for longer term leases. With over 70% of its industrial leases expiring during the next three years, the Company believes it is in a good position to capitalize on anticipated rental rate increases. The Company's industrial properties are currently occupied by over 400 tenants, and no one tenant accounts for more than 2.5% of the Company's total rental revenues.

     The Company generally offers industrial leases in the one- to five-year range. Lease terms include, in most cases, annual adjustments based on changes in the consumer price index and from one to three months' free rent. The standard lease also includes some refurbishing and tenant improvement allowance with the amount varying depending upon the length of the lease, the size of the space leased and the use. The Company seeks tenants primarily involved in warehouse, distribution, assembly and light manufacturing activities.

     The following table presents information concerning the Industrial Properties, including the actual average rent per square foot and percentage of the leasable square footage leased and occupied by tenants as of March 31, 1996:

                                                                          LEASABLE   NUMBER   AVERAGE BASE
                                                              DATE         SQUARE      OF       RENT PER
           PROPERTY                      LOCATION           COMPLETED     FOOTAGE    TENANTS    SQ. FT.      OCCUPANCY
- -------------------------------   -----------------------   ---------    ----------  ------   ------------   ---------
Seattle I......................   Seattle, WA                   1968         42,240      2        $.40           100%
Seattle II.....................   Seattle, WA                   1981         64,077     10         .57            96
Seattle III....................   Seattle, WA                   1981         78,720     14         .49            94
Pacific Gulf Business             Tukwila, WA                1975-79        475,629    188         .50            95
  Park(1)......................
Etiwanda.......................   Ontario, CA                   1991        576,327      3         .29           100
Golden West....................   Rancho Cucamonga, CA          1990        296,821     86         .37            91
Vista..........................   Vista, CA                     1990        356,800     11         .38            97
Baldwin Industrial Park........   Baldwin Park, CA              1986        623,261     17         .38           100
Pacific Gulf Business             Garden Grove, CA              1986        189,526     76         .63            68
  Park(1)......................
Garden Grove Industrial Park...   Garden Grove, CA              1979        251,927     11         .39            89
Crescent Business Center.......   Rancho Cucamonga, CA          1981        136,066     24         .40            97
                                                                         ----------  ------
Total or Weighted Average......                                           3,091,394    442                        95
                                                                          =========  =======

- ---------------

(1) Under rehabilitation.

     The following table shows scheduled lease expirations for all leases for the Industrial Properties as of March 31, 1996.

                                                            ANNUAL                       PERCENTAGE
                               NUMBER         GLA OF       BASE RENT      PERCENTAGE       ANNUAL
                              OF LEASES      EXPIRING     OF EXPIRING       OF GLA       BASE RENT
                              EXPIRING        LEASES        LEASES         EXPIRING       EXPIRING
                              ---------     ----------    -----------     ----------     ----------
1996........................     164         1,020,000    $ 4,818,000          35%            35%
1997........................     126           533,000      2,559,000          18             19
1998........................      93           487,000      2,611,000          17             19
1999........................      35           279,000      1,359,000          10             10
2000........................      15            47,000        268,000           2              2
2001........................       4            71,000        307,000           2              2
2002........................       1           302,000      1,015,000          10              7
2003........................       2            61,000        328,000           2              2
2004........................       1            90,000        469,000           3              3
2005 and thereafter.........       1            12,000         58,000           1              1
                                 ---         ---------    -----------        ----           ----
Totals......................     442         2,902,000    $13,792,000         100%           100%
                                 ===         =========    ===========        ====           ====

ACQUISITION PROPERTIES

     Management believes that an attractive opportunity exists to acquire well-located industrial properties at prices below replacement cost in markets where rents are expected to increase in the near term. The Company has entered into agreements to acquire the nine Acquisition Properties located in California and containing an aggregate of 1,352,000 leasable square feet, for an aggregate purchase price of $54.1 million, including budgeted capital expenditures of approximately $1.7 million. The Company will finance the Acquisition Properties with the net proceeds of this Offering, and its acquisition line of credit. See "-- Acquisition Line of Credit."

     The Company expects to close the purchases of the Acquisition Properties shortly after completion of this Offering. The Company has satisfied itself as to major matters, such as title, condition and environmental matters, and the purchases remain subject to satisfaction of other customary conditions for similar transactions in the real estate industry, such as non-occurrence of unexpected events prior to closing, funding and issuance of satisfactory title insurance policies.

     The Company's acquisition of the Acquisition Properties continues the Company's efforts of building its influence and diversification in its target markets so as to better enable it to meet the changing needs of its tenants, be a factor in affecting market rents and offer a diversity of product to a greater portion of the tenant market.

     The following table presents information regarding the Acquisition Properties as of March 31, 1996.

                                                                                             AVERAGE
                                                                                               BASE
                                                 DATE                   LEASABLE    NUMBER     RENT
                                                 COM-      PURCHASE      SQUARE       OF     PER SQ.
       PROPERTY                LOCATION         PLETED     PRICE(1)      FOOTAGE    TENANTS   FT.(2)    OCCUPANCY(2)
- -----------------------  ---------------------  -------   -----------   ---------   ------   --------   ------------
Eden Landing Commerce
  Park.................  Hayward, CA            1972-74   $ 7,950,000     193,358     104      $.63           88%
San Marcos Commerce
  Center...............  San Marcos, CA            1985     2,900,000      72,100      15       .38           94
Bay San Marcos
  Industrial Center....  San Marcos, CA            1988     4,790,000     121,768       7       .41           90
Escondido Business
  Center...............  Escondido, CA          1988-92    10,610,000     251,464      64       .48           94
Bell Ranch Industrial
  Park.................  Santa Fe Springs, CA      1981     3,850,000     128,640       2       .27          100
La Mirada Business
  Center...............  La Mirada, CA             1975     3,750,000      82,010      48       .61           88
Pacific Park...........  Aliso Viejo, CA           1988     7,050,000      99,622      39       .94           92
North County Business
  Park.................  Yorba Linda, CA        1987-89     6,550,000     105,516      13       .57           94
Riverview Industrial
  Park.................  San Bernardino, CA        1980     6,650,000     297,180       8       .25           87
                                                          -----------   ---------     ---
Total or Weighted
  Average..............                                   $54,100,000   1,351,658     300                     91
                                                          ===========   =========     ===

- ---------------
(1) Includes budgeted capital expenditures of approximately $1.7 million.

(2) Based upon March 1996 rent rolls.

     Eden Landing Commerce Park. This business park is located in Hayward near Interstate 880, a major East Bay transportation corridor and contains a total of approximately 193,000 leasable square feet. This business park is the Company's first investment in Northern California. The Company intends to locate a regional manager at this site and expects to acquire additional properties in this region in the future.

     San Marcos Commerce Center, Bay San Marcos Industrial Center and Escondido Business Center. These business parks, consisting of an aggregate of 445,000 leasable square feet, are located in the same market as the Company's Vista Distribution Center. Combined with the 357,000 leasable square feet at Vista, the Company will have a significant presence in the North San Diego County market and will have a wide variety of space available to meet tenant demands for premises ranging in size from 500 to 50,000 leasable square feet.

     San Marcos Commerce Center contains approximately 72,000 leasable square feet of industrial/warehouse space in six single story multi-tenant buildings. Each building has 16 foot ceiling clearance and ground-level loading doors. The property is located off Highway 78 between Interstates 5 and 15. Management believes that it can improve this property's performance by addressing deferred maintenance and utilizing its own management personnel.

     Bay San Marcos Industrial Center contains approximately 122,000 leasable square feet of warehouse and distribution space in two single story multi-tenant buildings. One of the buildings has 12 dock-high and 14 ground-level loading doors, while the other has 14 dock-high loading doors. Both buildings have 22 to 24 feet ceiling clearances and truck staging and loading areas. The property is located off Highway 78, between Interstates 5 and 15.

     Escondido Business Center contains approximately 251,000 leasable square feet of multi-tenant industrial space in 13 buildings. The property consists of three phases, providing tenants with a variety of premises from 500 square feet multi-tenant space to 20,000 square feet single tenant buildings with both dock-high and ground-level loading doors and 16 feet ceiling clearances. This property is located at the junction of Highway 78 and Interstate 15. The Company intends to locate a regional manager at this location, who will have responsibility for the Company's approximately 802,000 leasable square feet in North San Diego County.

     Bell Ranch Industrial Park, La Mirada Business Center, Pacific Park and North County Business Park. These business parks, consisting of an aggregate of approximately 416,000 leasable square feet, are located in the same market as the Company's Garden Grove Industrial Center and Pacific Gulf Business Center. Combined with the 441,000 leasable square feet at these existing properties, the Company will have a significant presence in the Orange County market and will have a variety of space available to meet tenant demands for premises ranging in size from 500 to 73,000 leasable square feet.

     Bell Ranch Industrial Park contains approximately 129,000 leasable square feet of warehouse space in one multi-tenant building. The Property is located in an excellent industrial area between Interstates 5 and 605 in the City of Santa Fe Springs. The tenants currently occupying this property have leases at rental rates significantly below current market rates.

     La Mirada Business Center contains approximately 82,000 leasable square feet in six free-standing buildings. The six buildings are designed for and utilized by a variety of small office or light industrial users seeking premises between 500 to 2,000 leasable square feet. This property is located in the triangle of highways created by Interstates 5 and 605 and Highway 91, providing its tenants with superior access to Los Angeles, Orange County and the Inland Empire. This property is being purchased from a financial institution. Management believes that it can improve this property's financial performance by addressing deferred maintenance and improving management.

     Pacific Park is an approximately 100,000 leasable square foot business park consisting of six multi-tenant buildings. The warehouse portion of each building has a rear grade-level truck door and 16 feet ceiling clearances. Management believes that the desirability of this property will be enhanced upon the completion of the nearby San Joaquin Hills Tollway, which is expected in late 1996.

     North County Business Park, which contains approximately 106,000 leasable square feet, is a business park in a master planned business development. This property consists of four buildings near Highway 91 in Northern Orange County. The Company believes it will be able to improve this property's financial performance by replacing existing absentee management with the Company's own management personnel.

     Riverview Industrial Park. This property consists of approximately 297,000 square feet of multi-tenant industrial/warehouse space with five buildings, and is located in the same market as the Company's Etiwanda, Golden West and Crescent business parks. Combined with the approximately 1,009,000 leasable square feet located at these existing properties, the Company will have an aggregate of approximately 1,306,000 leasable square feet in the Inland Empire. The property is located near the junction of Interstates 10 and 215, major transportation corridors for the Inland Empire. The buildings have a mix of dock-high and grade-level loading doors and 20 to 22 feet ceiling clearances. The Company is acquiring this property from an insurance company, which had foreclosed on the property, and expects to improve the property's financial performance by addressing deferred maintenance items and managing the property from its existing regional office located at its Golden West property.

  Lease Expirations

     The following table shows scheduled lease expirations for the Acquisition Properties based upon the current rent rolls for each Acquisition Property.

                                                                                             AVERAGE
                                    NUMBER OF    GLA OF       ANNUAL BASE      PERCENTAGE    RENT OF
                                     LEASES     EXPIRING    RENT OF EXPIRING     OF GLA     EXPIRING
                                    EXPIRING     LEASES          LEASES         EXPIRING     LEASES
                                    ---------   ---------   ----------------   ----------   ---------
1996..............................     151        416,000      $2,623,000           34%         38%
1997..............................      81        259,000       1,630,000           21          24
1998..............................      32        131,000         857,000           11          12
1999..............................      21        183,000         887,000           15          13
2000..............................      12        225,000         819,000           18          12
2001..............................       2         13,000          66,000            1           1
2002..............................      --             --              --           --          --
2003..............................       1          4,000          27,000           --          --
2004..............................      --             --              --           --          --
2005 and thereafter...............      --             --              --           --          --
                                       ---      ---------      ----------          ---        ----
Totals............................     300      1,231,000      $6,909,000          100%        100%
                                       ===      =========      ==========          ===        ====

ACQUISITION LINE OF CREDIT


     The Company has received a commitment for an unsecured short-term line of credit from Bank of America (the "Bank") to provide a portion of the funds necessary to close the purchase of the Acquisition Properties. Subject to successful completion of this Offering and the Bank's completion of normal due diligence relating to these acquisitions, the Bank will provide up to $33.0 million for the Company that will be used together with the proceeds of this Offering to acquire the Acquisition Properties. The Company currently expects that the interest rate on this line of credit will be 2% over either the 30, 60 or 90 day LIBOR, subject to entering into definitive agreements therefor. If the acquisition line of credit is not obtained, the Company will have to seek alternative financing sources to satisfy its contractual obligations to purchase the Acquisition Properties; however, no assurance can be given that the Company will be successful in doing so.


     The acquisition line of credit will have a term of up to five months, at which time the Acquisition Properties will, at the Company's option, either be added to the Company's existing line of credit collateral pool or the Company will obtain real estate financings to repay the acquisition line of credit. The Company anticipates that any real estate financings would have a term in excess of seven years, bear interest at a rate of approximately 8% (based upon current market conditions) and provide for principal amortization over a 25 year term.


     In connection with the foregoing, the Company is finalizing arrangements for an amendment to its existing line of credit agreement, including an increase in the amount of the line to $68.0 million and the revision of certain covenant provisions. The existing line of credit had an outstanding balance of $19.2 million as of March 31, 1996. This debt bears interest at 1.75% over the 30 day LIBOR. The weighted average interest rate on the existing line of credit for the three months ended March 31, 1996 was 7.41%.

                     SELECTED FINANCIAL AND OPERATING DATA

    The following table sets forth selected historical and pro forma financial and operating data of the Company and the multifamily and industrial operations acquired from Santa Anita Realty Enterprises, Inc. (the "Predecessor"). The following summary financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the pro forma condensed consolidated financial information and notes thereto contained in this Prospectus Supplement, and the consolidated and combined financial statements and related notes incorporated by reference in the accompanying Prospectus.

    For the year ended December 31, 1995, the pro forma operating information is presented as if the following transactions occurred as of the beginning of the period: (i) the purchase and disposition of certain multifamily and industrial properties completed by the Company during 1995 and 1996, as more fully described in the pro forma condensed consolidated financial statements, (ii) the purchase of the Acquisition Properties and (iii) the completion of this Offering, the establishment of the acquisition line of credit (see "Business and Properties -- Acquisition Line of Credit") and the application of the net proceeds thereof as described in this Prospectus Supplement. For the three months ended March 31, 1996, the pro forma operating information is presented as if the following transactions occurred as of the beginning of the period: (i) the purchase of an industrial property in 1996, as more fully described in the pro forma condensed consolidated financial statements (ii) the purchase of the Acquisition Properties and (iii) the completion of this Offering, the establishment of the acquisition line of credit and the application of the net proceeds thereof as described in this Prospectus Supplement. Pro forma balance sheet information is presented as if the Acquisition Properties were acquired and this Offering were consummated on March 31, 1996. The estimated net proceeds of this Offering have been calculated based on an assumed offering price of $17.25 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company. The pro forma operating information incorporates certain assumptions that are included in the notes to the pro forma condensed consolidated financial statements included elsewhere in this Prospectus Supplement. The pro forma financial information is not necessarily indicative of what the actual financial position and results of operations of the Company would have been as of the dates or for the periods indicated, nor does it purport to represent the financial position and results of operations for any future period.


                                              YEARS ENDED DECEMBER 31,                            THREE MONTHS ENDED MARCH 31,
                        ---------------------------------------------------------------------   ---------------------------------
                                 PREDECESSOR                           COMPANY                               COMPANY
                        -----------------------------   -------------------------------------   ---------------------------------
                                               HISTORICAL                                            HISTORICAL
                        ---------------------------------------------------------   PRO FORMA   ---------------------   PRO FORMA
                         1991       1992       1993      1994(1)          1995       1995(2)      1995        1996       1996(2)
                        -------   --------   --------   ---------       ---------   ---------   ---------   ---------   ---------
                                                      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA
Rental income:
  Multifamily.......... $ 7,607   $ 10,768   $ 15,150   $  18,937       $  24,898   $ 27,846    $   5,466   $   7,051   $  7,051
  Industrial...........     785        885      1,002       7,207          12,193     23,298        2,962       3,784      5,801
                        -------    -------    -------   ---------       ---------   ---------   ---------   ---------   ---------
                          8,392     11,653     16,152      26,144          37,091     51,144        8,428      10,835     12,852
                        -------    -------    -------   ---------       ---------   ---------   ---------   ---------   ---------
Rental property
  expenses:
  Multifamily..........   2,905      4,639      7,261       8,835          10,215     11,691        2,331       2,786      2,786
  Industrial...........     219        206        245       1,541           2,567      6,368          624         948      1,493
                        -------    -------    -------   ---------       ---------   ---------   ---------   ---------   ---------
                          3,124      4,845      7,506      10,376          12,782     18,059        2,955       3,734      4,279
Depreciation...........   1,687      2,282      2,634       3,721           6,081      7,805        1,400       1,835      2,062
Interest (including
  amortization of
  financing costs).....   4,180      5,398      6,028       8,164          14,066     19,538        3,002       4,326      4,865
General and
  administrative.......   1,286      1,394      1,538       1,725           2,423      2,423          527         647        647
Minority interest in
  losses of combined
  partnerships.........    (678)      (646)      (492)         --              --         --           --          --         --
Reduction in carrying
  value of Predecessor
  properties...........      --         --     10,974          --              --         --           --          --         --
                        -------    -------    -------   ---------       ---------   ---------   ---------   ---------   ---------
                          9,599     13,273     28,188      23,986          35,352     47,825        7,884      10,542     11,853
                        -------    -------    -------   ---------       ---------   ---------   ---------   ---------   ---------
Income (loss) before
  gain on sale of
  properties and
  extraordinary item...  (1,207)    (1,620)   (12,036)      2,158           1,739      3,319          544         293        999
Gain on sale of real
  estate...............      --         --         --          --           6,664         --           --          --         --
Extraordinary item.....      --         --         --      (2,990)             --         --           --          --         --
                        -------    -------    -------   ---------       ---------   ---------   ---------   ---------   ---------
Net income (loss)......  (1,207)    (1,620)   (12,036)       (832)          8,403      3,319          544         293        999
                        =======    =======    =======   =========       =========   =========   =========   =========   =========
Net income (loss) per
  common share.........                                      (.07)(3)        1.74       0.48          .11         .06        .15
                                                        =========       =========   =========   =========   =========   =========
Weighted average common
  shares...............                                 4,273,337(3)    4,830,723   6,846,304   4,796,729   4,864,044   6,879,625

                                              YEARS ENDED DECEMBER 31,                            THREE MONTHS ENDED MARCH 31,
                        ---------------------------------------------------------------------   ---------------------------------
                                 PREDECESSOR                           COMPANY                               COMPANY
                        -----------------------------   -------------------------------------   ---------------------------------
                                               HISTORICAL                                            HISTORICAL
                        ---------------------------------------------------------   PRO FORMA   ---------------------   PRO FORMA
                         1991       1992       1993      1994(1)          1995       1995(2)      1995        1996       1996(2)
                        -------   --------   --------   ---------       ---------   ---------   ---------   ---------   ---------
                                                      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA
Real estate, net of
  accumulated
  depreciation:
  Multifamily.......... $62,811   $ 88,519   $ 90,375   $ 113,706       $ 175,879         --    $ 113,542   $ 175,460   $175,460
  Industrial...........   7,470      7,395      7,323      79,751         102,813         --       86,400     109,510    161,845
                        -------    -------    -------   ---------       ---------               ---------   ---------   ---------
Total real estate......  70,281     95,914     97,698     193,457         278,692         --      199,942     284,970    337,305
Total assets...........  73,944    100,186     99,984     202,519         288,591         --      208,777     294,390    348,490
Senior debt............  52,824     78,613     88,740      69,480         149,847         --       77,609     157,606    179,719
Convertible
  subordinated
  debentures...........      --         --         --      55,526          55,659         --       55,558      55,649     55,649
Total equity...........  22,112     23,200      9,501      70,860          71,980         --       69,542      70,409    102,396
PROPERTY DATA (end of
  period)
Total apartment
  properties...........       5          9         10          13              21         21           13          21         21
Total apartment
  units................   1,290      2,398      2,654       3,292           3,945      3,945        3,292       3,945      3,945
Apartment units
  occupied.............      95%        93%        92%         93%             92%        92 %         92%         93%        93 %
Total industrial
  properties...........       3          3          3           9              10         20            9          11         20
Industrial leasable
  area
  (sq. ft.)............ 185,000    185,000    185,000   2,426,000       2,902,000   4,443,000   2,426,000   3,091,000   4,443,000
Industrial leasable
  area leased..........      89%        97%        95%         97%             96%        92 %         97%         95%        94 %
SUPPLEMENTAL DATA
Funds from
  operations -- New
  Definition(4)........ $   480   $    662   $  1,572   $   5,879       $   7,820   $ 11,170    $   1,944   $   2,128   $  3,061
Cash flow information:
  Operating............    (367)      (348)     1,307       3,950           7,138         --          615       1,849         --
  Investing............ (18,084)   (27,660)   (15,323)   (99,504)         (84,480)        --       (7,840)     (8,049)        --
  Financing............  18,398     28,318     13,798      98,649          76,674         --        6,259       5,819         --

- ---------------

(1) Includes the combined historical operations of the Company (from February 18 through December 31, 1994) and the Predecessor's multifamily and industrial operations (prior to February 18, 1994).

(2) See notes to pro forma condensed consolidated financial statements included elsewhere in this Prospectus Supplement.

(3) Per share data for 1994 was based on the weighted average common shares outstanding for the period February 18, 1994 (the closing date of the Company's initial public offering) through December 31, 1994 and the Company's net loss for that period.

                                     (Footnotes continued on the following page)

(4) Funds From Operations ("FFO") is defined by the National Association of Real Estate Investment Trusts ("NAREIT") to mean net income, computed in accordance with generally accepted accounting principles ("GAAP"), excluding gains (or losses) from debt restructuring and sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Management generally considers Funds From Operations to be a useful financial performance measure of the operating performance of an equity REIT because, together with net income and cash flows, FFO provides investors with an additional basis to evaluate the ability of a REIT to incur and service debt and to fund acquisitions and other capital expenditures. FFO does not represent cash flow from operations as defined by generally accepted accounting principles, should not be considered as an alternative to net income as an indicator of the Company's operating performance and is not indicative of cash available to fund all cash flow needs. FFO does not measure whether cash flow is sufficient to fund all of the Company's cash needs, including principal amortization, capital improvements and distributions to stockholders. FFO also does not represent cash flows generated from operating, investing or financing activities as defined by GAAP. Further, FFO as disclosed by other REITs may not be comparable to the Company's calculation of FFO. On March 3, 1995, NAREIT modified the calculation of FFO to, among other things, eliminate amortization of deferred financing costs and depreciation of non-real estate assets as items added back to net income when computing FFO. Presented below is the calculation of FFO consistent with the methodology historically used by the Company (the "Old Definition") reconciled to the revised calculation adopted by NAREIT (the "New Definition") which the Company adopted as of January 1, 1996.



                                                 YEARS ENDED DECEMBER 31,                          THREE MONTHS ENDED MARCH 31,
                             ----------------------------------------------------------------    --------------------------------
                                      PREDECESSOR                         COMPANY                            COMPANY
                             ------------------------------    ------------------------------    --------------------------------
                                                 HISTORICAL                                          HISTORICAL
                             ---------------------------------------------------    PRO FORMA    ------------------    PRO FORMA
                              1991       1992        1993      1994(1)    1995        1995        1995       1996         1996
                             -------    -------    --------    ------    -------    ---------    -------    -------    ----------
                                                                    (DOLLARS IN THOUSANDS)
Net income (loss)..........  $(1,207)   $(1,620)   $(12,036)   $ (832)   $8,403      $ 3,319     $   544    $   293      $  999
Depreciation and
  amortization.............    1,727      2,325       2,719     4,344     7,090        8,917       1,603      2,112       2,347
Nonrecurring and
  extraordinary items......       --         --      10,974     2,990    (6,664 )         --          --         --          --
                             -------    --------   --------    ------    -------     -------      ------     ------      ------
Funds From
  Operations -- Old
  Definition...............      520        705       1,657     6,502     8,829       12,236       2,147      2,405       3,346
Amortization:
  Debenture discount and
    costs..................       --         --          --      (464)     (552 )       (552)       (139)      (142)       (142)
  Costs related to
    financing assumed from
    Predecessor and line of
    credit costs...........      (40)       (43)        (85)     (159)     (302 )       (302)        (57)       (86)        (86)
  Long-term financing
    costs..................       --         --          --        --      (155 )       (212)         (7)       (49)        (57)
                             -------    --------   --------    ------    -------     -------      ------     ------      ------
Funds From
  Operations -- New
  Definition...............  $   480    $   662    $  1,572    $5,879    $7,820      $11,170     $ 1,944    $ 2,128      $3,061
                             =======    ========   ========    ======    =======     =======      ======     ======      ======

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW


     The following discussion should be read in conjunction with "Selected Financial And Operating Data" and the financial statements and notes thereto of the Company and the Predecessor incorporated by reference in the accompanying Prospectus. Such financial statements and information have been prepared to reflect the Company's initial period of operations and its financial condition together with the combined historical financial statements of the Predecessor's properties, for periods prior to the consummation of the Company's initial public offering in February 1994.



     The combined historical financial statements are comprised of the Company and the operations, assets and liabilities of certain properties which prior to the initial public offering were owned and operated by Santa Anita Realty Enterprises, Inc ("Realty"). These properties were acquired by the Company in February 1994 in connection with consummation of the initial public offering and related formation transactions.


     The comparability of the financial information discussed below is impacted by the following: the acquisition of one industrial property containing 189,000 leasable square feet acquired by the Company in March 1996; the acquisition of 12 multifamily properties containing 1,736 apartment units, the acquisition of one industrial property containing approximately 476,000 square feet, and the disposition of four multifamily properties consisting of 1,085 apartment units during 1995; the initial public offering and other acquisition transactions during 1994, including the acquisition of three multifamily properties containing 638 apartment units and three industrial properties containing 2,241,000 square feet; the acquisition of one multifamily property containing 256 apartment units in 1993; and four multifamily properties containing an aggregate of 1,108 apartment units during the last eight months of 1992. The changes in operating results from period to period discussed below are primarily the result of increases in the number of multifamily properties and related apartment units and in the leased square footage of additional industrial properties acquired.

RESULTS OF OPERATIONS

     For comparison purposes, the Company's operating results for the period February 18, 1994 through December 31, 1994 have been added to the operating results of the Predecessor for the period January 1, 1994 through February 17, 1994 to present the results of operations for the year ended December 31, 1994 used in the following comparisons.

  COMPARISON OF THE THREE MONTHS ENDED MARCH 31, 1996 TO THREE MONTHS ENDED MARCH 31, 1995

     Multifamily rental income increased by $1,585,000 or 29%, from $5,466,000 in 1995 to $7,051,000 in 1996. This increase was primarily attributable to the acquisition of 12 multifamily properties containing 1,736 apartment units in 1995 offset by the disposition of four multifamily properties containing 1,085 apartment units during the last quarter of 1995. Industrial rental income increased by $822,000 or 28%, from $2,962,000 in 1995 to $3,784,000 in 1996.
This increase was primarily attributable to the recent acquisition of two industrial parks containing approximately 665,000 square feet of space. As a result of these changes, total revenues increased by $2,407,000, or 29% from $8,428,000 in 1995 to $10,835,000 in 1996.


     Multifamily rental income for the period ended March 31, 1996 totaled $7,051,000 and included $3,099,000 related to 12 multifamily properties acquired during 1995.


     Industrial rental income for the period ended March 31, 1996 totaled $3,784,000 and included $837,000 related to the recent acquisition of two industrial parks.

     Multifamily rental property expenses increased by $455,000, or 20% from $2,331,000 in 1995 to $2,786,000 in 1996. This increase was primarily attributable to the acquisition of 12 multifamily properties containing 1,736 apartment units in 1995. Industrial rental property expenses increased by $324,000, or 52%, from $624,000 in 1995 to $948,000 in 1996. This increase was primarily attributable to the recent acquisition of two industrial parks.


     Multifamily rental property expenses for the period ended March 31, 1996 totaled $2,786,000 and included $1,237,000 related to 12 multifamily properties acquired during 1995.


     Industrial rental property expenses for the period ended March 31, 1996 totaled $948,000 and included $282,000 related to the recent acquisition of two industrial parks.


     Depreciation increased by $435,000, or 31%, from $1,400,000 in 1995 to $1,835,000 in 1996. This increase was primarily attributable to additional depreciation relating to the acquisition of 12 multifamily properties in late 1995, two recently acquired industrial parks, and capital improvements made to rehabilitate existing properties.



     Interest expense (including amortization of financing costs) increased by $1,324,000, or 44%, from $3,002,000 in 1995 to $4,326,000 in 1996. This increase was attributable to increased borrowings outstanding during 1996, as compared to 1995, pursuant to new borrowings of $63,517,000 relating to the acquisition of 12 multifamily properties and two industrial parks during 1995 and 1996 and $24,850,000 of tax-exempt mortgage indebtedness assumed with the Company's 1995 acquisitions. Interest resulting from the amortization of financing costs increased by $74,000, or 36%, from $203,000 in 1995 to $277,000 in 1996. This increase is attributable primarily to the amortization of debenture discount and costs and of loan fees associated with borrowings used to finance the acquisition of Multifamily and Industrial Properties in late 1995.


     General and administrative expenses increased by $120,000, or 23%, from $527,000 in 1995 to $647,000 in 1996. This increase was primarily attributable to personnel increases related to the 1995 acquisitions made during the second half of 1995, and to the accrual of estimated bonuses in 1996 (no similar accrual was made in 1995 first quarter).

     For the three months ended March 31, 1996, the Company generated net income of $293,000 compared to net income of $544,000 in 1995. These results are attributable to the foregoing.

  COMPARISON OF THE YEAR ENDED DECEMBER 31, 1995 TO THE YEAR ENDED DECEMBER 31, 1994

     Multifamily rental income increased by $5,961,000, or 31%, from $18,937,000 in 1994 to $24,898,000 in 1995. This increase was primarily attributable to the acquisition of 12 multifamily properties containing 1,736 apartment units in 1995 offset by the disposition of four multifamily properties containing 1,085 apartment units during the last quarter of 1995. Industrial rental income increased by $4,986,000, or 69%, from $7,207,000 in 1994 to $12,193,000 in 1995.
This increase was primarily attributable to the acquisition of three industrial parks during the last half of 1994 containing approximately 1,011,000 square feet of space. As a result of these changes, total revenues increased by $10,947,000, or 42%, from $26,144,000 to $37,091,000 in 1995.

     Multifamily rental income for the year ended December 31, 1995 totaled $24,898,000 and included $3,990,000 related to 12 multifamily properties acquired during 1995 and $5,987,000 related to the four multifamily properties sold during the last quarter of 1995.

     Industrial rental income for the year ended December 31, 1995 totaled $12,193,000 and included $192,000 related to the two industrial properties acquired during 1995.

     Multifamily rental property expenses increased by $1,380,000, or 16%, from $8,835,000 in 1994 to $10,215,000 in 1995. This increase was primarily attributable to the acquisition of 12 multifamily properties containing 1,736 apartment units in 1995. Industrial rental property expenses increased by $1,026,000, or 67%, from $1,541,000 in 1994 to $2,567,000 in 1995. This increase was primarily attributable to the acquisition of three industrial parks during the last half of 1994.

     Multifamily rental property expenses for the year ended December 31, 1995 totaled $10,215,000 and included $1,779,000 related to 12 multifamily properties acquired during 1995 and $2,403,000 related to the four multifamily properties sold during the last quarter of 1995.


     Industrial rental property expenses for the year ended December 31, 1995 totaled $2,567,000 and included $25,000 related to the industrial properties acquired during 1995.



     Depreciation increased by $2,360,000, or 63%, from $3,721,000 in 1994 to 6,081,000 in 1995 as a result of the acquisition of 12 multifamily properties in 1995, the three industrial properties acquired in late 1994, and the capital improvements made to rehabilitate existing properties.



     Interest expense (including amortization of financing costs) increased by $5,902,000, or 72%, from $8,164,000 in 1994 to $14,066,000 in 1995. This increase was attributable to increased borrowings outstanding during 1995, as compared to 1994, pursuant to new borrowings of $55,517,000 relating to the acquisition of 12 multifamily properties and one industrial park during the last half of 1995 and $24,850,000 of tax-exempt mortgage indebtedness assumed with the Company's recent acquisitions. Interest resulting from the amortization of financing costs increased by $386,000, or 62%, from $623,000 in 1994 to $1,009,000 in 1995. This increase is attributable primarily to the additional amortization relating to the convertible subordinated debentures issued on February 18, 1994, outstanding for the entire year in 1995, and amortization of loan fees associated with borrowings used to finance acquisitions completed in late 1994 and during 1995.


     General and administrative expenses increased by $698,000, or 40%, from $1,725,000 in 1994 to $2,423,000 in 1995. This increase was primarily attributable to personnel increases related to the 1994 and 1995 acquisitions made during the second half of each year, respectively.

     For the year ended December 31, 1995, the Company incurred net income of $8,403,000 compared to a net loss of $832,000 in 1994. These improved results are attributable to the foregoing, and are offset partially by a $6,664,000 net gain from the sale of the Texas multifamily portfolio in 1995 and a $2,990,000 loss from the extinguishment of debt in 1994 relating to the acquisition of certain of the properties from Realty.

  COMPARISON OF YEAR ENDED DECEMBER 31, 1994 TO THE YEAR ENDED DECEMBER 31, 1993

     Multifamily rental income increased by $3,787,000, or 25%, from $15,150,000 in 1993 to $18,937,000 in 1994. The increase was primarily attributable to the acquisition of three multifamily properties containing 638 apartment units in 1994. Industrial rental income increased by $6,205,000, or 619%, from $1,002,000 in 1993 to $7,207,000 in 1994. This increase was primarily attributable to the acquisition of six industrial parks containing approximately 2,241,000 square feet of space. As a result of these changes, total revenues increased by $9,992,000, or 62%, from $16,152,000 in 1993 to $26,144,000 in 1994.

     Multifamily rental income for the year ended December 31, 1994 totaled $18,937,000 and included $2,389,000 related to three multifamily properties acquired during 1994.

     Industrial rental income for the year ended December 31, 1994 totaled $7,207,000 and included $4,912,000 related to six industrial properties acquired during 1994.

     Multifamily rental property expenses increased by $1,574,000, or 22%, from $7,261,000 in 1993 to $8,835,000 in 1994. This increase was primarily attributable to the acquisitions of three multifamily properties in 1994. Industrial rental property expenses increased by $1,296,000, or 529%, from $245,000 in 1993 to $1,541,000 in 1994. This increase was primarily attributable to the acquisition of six industrial parks.

     Multifamily rental property expenses for the year ended December 31, 1994 totaled $8,835,000 and included $1,250,000 related to the multifamily properties acquired during 1994.

     Industrial rental property expenses for the year ended December 31, 1994 totaled $1,541,000 and included $909,000 related to the industrial properties acquired during 1994.


     Depreciation increased by $1,087,000, or 41%, from $2,634,000 in 1993 to $3,721,000 in 1994 as a result of the acquisition of three multifamily properties and six industrial properties in 1994, and capital improvements made to rehabilitate existing properties.



     Interest expense (including amortization of financing costs) increased by $2,136,000, or 35%, from $6,028,000 in 1993 to $8,164,000 in 1994. This increase was attributable to increased borrowings outstanding during 1994, as compared to 1993, resulting from changes in the Predecessor Multifamily and Industrial Operations and the Company's debt structure. Such changes in 1994 included the issuance of $56.5 million principal amount of convertible subordinated debentures (net of debenture discount), borrowings of $39,100,000 under the Company's new variable rate revolving credit facility, new mortgage notes of $15,200,000 relating to the acquisition of one multifamily property and two industrial parks during 1994, offset by the repayment of $73,300,000 of the Predecessor's indebtedness using proceeds from the Offerings. In addition, the increase in interest expense was attributable to a higher borrowing rate in the Company's variable rate credit facility during 1994 as compared to 1993, which resulted from overall increases in the prime rate and LIBOR rates. Interest resulting from the amortization of financing costs increased by $538,000, or 633%, from $85,000 in 1993 to $623,000 in 1994. This increase is primarily attributable to the issuance of convertible subordinated debentures on February 18, 1994 and the amortization of the debenture discount and costs.


     General and administrative expenses increased by $187,000, or 12%, from $1,538,000 in 1993 to $1,725,000 in 1994. This was primarily attributable to the growth related to the 1994 acquisitions.

     For the year ended December 31, 1994, the Company incurred a net loss of $832,000, compared to a net loss of $12,036,000 in 1993. These improved results are attributable to the foregoing, the nonrecurring loss of $10,974,000 recognized in 1993 by Realty as a result of the formation transactions which reduced the carrying value of the Predecessor's properties, and are partially offset by a $2,990,000 extraordinary loss from the extinguishment of debt in 1994.

  COMPARISON OF THE YEAR ENDED DECEMBER 31, 1993 TO THE YEAR ENDED DECEMBER 31, 1992

     Multifamily rental income increased by $4,382,000, or 41%, from $10,768,000 in 1992 to $15,150,000 in 1993. This increase was primarily attributable to rental revenues from the five multifamily properties acquired during 1992 and 1993. Industrial rental income (rent from the Seattle Industrial Buildings) increased $117,000, or 13%, from $885,000 in 1992 to $1,002,000 in 1993. This increase was primarily attributable to increases in rental rates. As a result of the above changes, total revenues increased by $4,499,000, or 39%, from $11,653,000 in 1992 to $16,152,000 in 1993.


     Multifamily rental income for the year ended December 31, 1993 totaled $15,150,000 and included $6,465,000 related five multifamily properties acquired during 1993.


     Multifamily rental property expenses increased by $2,622,000, or 57%, from $4,639,000 in 1992 to $7,261,000 in 1993. This increase was primarily attributable to the acquisition of five multifamily properties during 1992 and 1993.


     Multifamily rental property expenses for the year ended December 31, 1993 totaled $7,261,000 and included $3,332,000 related the multifamily properties acquired during 1993.



     Depreciation increased by $394,000, or 17%, from $2,325,000 in 1992 to $2,719,000 in 1993. This increase was primarily attributable to additional depreciation relating to the additional multifamily properties acquired during 1993 and late 1992.

     Interest expense (including amortization of financing costs) increased by $630,000, or 12%, from $5,398,000 in 1992 to $6,028,000 in 1993. This increase was primarily attributable to increased borrowings relating to the acquisition of five multifamily properties during 1992 and 1993. Interest resulting from the amortization of financing costs increased by $42,000 or 98% to $85,000 in 1993 from $43,000 in 1992 related primarily to transfer amortization associated with additional borrowings in early 1993.


     General and administrative expenses increased by $144,000, or 10%, from $1,394,000 in 1992 to $1,538,000 in 1993. This was primarily the result of increased accounting, professional and director fees.

     For the year ended December 31, 1993, a net loss of $12,036,000, including a non-recurring loss of $10,974,000 resulting from the formation transactions which was recognized by Realty in 1993, was incurred, compared to a net loss of $1,620,000 in 1992. Excluding the non-recurring loss, the Predecessor incurred a loss of $1,062,000 for the year ended December 31, 1993, compared to a net loss of $1,620,000 in 1992. These improved results are attributable to the foregoing.

LIQUIDITY AND CAPITAL RESOURCES

     At March 31, 1996, the Company had $2,466,000 of cash to meet its immediate short-term liquidity requirements. Future short-term liquidity requirements are anticipated to be met through net cash flow from operations, existing working capital and, if necessary, funding from the Company's revolving line of credit. The Company has a secured revolving line of credit from Bank of America for a maximum amount of $35,000,000 which expires in June 1997. As of March 31, 1996, the Company had borrowed $19,169,000 under the revolving line of credit.

     During the first quarter of 1996, the Company borrowed $8,000,000 from a life insurance company for a ten-year term at an interest rate of 7.3%. This loan is secured by a 304-unit apartment community located in Kent, Washington. The proceeds of this loan were used, in part, to acquire a 189,526 square foot industrial park located in Garden Grove, California.

     In March of 1996, the Company extended four letters of credit which secure a portion of the Company's tax-exempt mortgage debt to December 31, 1996.

     The Company has received a commitment for an unsecured short-term acquisition line of credit with Bank of America National Trust and Savings Association (the "Bank") to provide the funds necessary to close the purchase of the Acquisition Properties. Subject to successful completion of this Offering and the Bank's completion of normal due diligence relating to these acquisitions, the Bank will provide up to $33,000,000 for the Company that will be used together with the proceeds of the Offering to acquire the Acquisition Properties. If the acquisition line of credit is not obtained, the Company will have to seek alternative funding sources to complete the purchases of the Acquisition Properties; however, no assurance can be given that the Company will be successful in doing so.

     The acquisition line of credit will have a term of up to five months, at which time the properties will either be added to the Company's existing line of credit collateral pool or the Company will obtain real estate financing repay the acquisition line of credit. The Company anticipates that any real estate financings would have a term in excess of seven years, bear interest at a rate of approximately 8% (under current market conditions) and provide for principal amortization over a 25 year term. In conjunction with the acquisition line of credit certain terms and conditions of the company's existing line of credit agreement have been amended, including an increase in the amount of the line to $68,000,000 and the revision of certain covenant provisions.


     Cash provided by operating activities increased from $615,000 for the three months ended March 31, 1995 to $1,849,000 for the same period in 1996 due to the full effect of rental income from acquisitions completed by the Company during 1995 and 1996.

     Cash used in investing activities increased from $7,840,000 for the three months ended March 31, 1995 to $8,049,000 for the same period in 1996. The increase is due to additional improvements made at the Company's properties in 1996 over expenditures in 1995.



     Cash provided by financing activities decreased from $6,259,000 for the three months ended March 31, 1995 to $5,819,000 for the three months ended March 31, 1996. The decrease resulted from a decrease in net borrowings in 1996 as compared to the prior period.



     Cash provided by operating activities increased from $1,307,000 for the year ended December 31, 1993 to $3,950,000 for the year ended December 31, 1994 and $7,138,000 for the year ended December 31, 1995. The primary reason for these increases related to the additional rental income contributed by properties acquired during 1994 and 1995.



     Cash used in investing activities increased from $15,323,000 for the year ended December 31, 1993 to $99,504,000 of the year ended December 31, 1994 and then decreased to $84,480,000 for the year ended December 31, 1995 primarily as a result of acquisitions which increased from $15,323,000 in 1993 to $99,504,000 in 1994 and to $113,663,000 in 1995, net of $29,183,000 of proceeds from the sale of the Texas apartment portfolio in 1995.



     Cash provided by financing activities increased from $13,798,000 for the year ended December 31, 1993 to $98,649,000 for the year ended December 31, 1994 and then decreased to $76,674,000 for the year ended December 31, 1995 primarily as a result of the issuance of $124,098,000 of common stock and debentures, the formation transactions pursuant to the initial public offering in February 1994, and borrowings of $54,336,000 and $116,370,000 in 1994 and 1995, respectively.


     The Company intends to acquire additional properties and may seek to fund these acquisitions through a combination of equity offerings and debt financing. The Company anticipates that adequate cash will be available to fund its operating and administrative expenses, continuing debt service obligations and the payment of dividends in accordance with REIT requirements in the foreseeable future.


     The information in the immediately preceding paragraph is forward looking and involves risk and uncertainties that could significantly impact the Company's expected liquidity requirements in the short and long term. While it is impossible to itemize the many factors and specific events that could affect the Company's outlook for its liquidity requirements, such factors would include the actual timing of and costs associated with the Company's acquisitions, the actual capital expenditures associated therewith, and the strength of the local economies of the submarkets in which the Company operates. Higher than expected acquisition, rental and/or rehabilitation costs, delays in the rehabilitation of properties, a downturn in the local economies and/or the lack of growth of such economies could reduce the Company's revenues and increase its expenses, resulting in a greater burden on the Company's liquidity than that which the Company has described above.


     In order to qualify as a REIT for federal income tax purposes, the Company is required to make distributions to its stockholders of at least 95% of REIT taxable income. The Company expects to use its cash flow from operating activities for distributions to stockholders and for payment of other expenditures. The Company intends to invest amounts accumulated for distribution in short-term investments.


CAPITAL EXPENDITURES



     The Company capitalizes the direct and indirect cost of expenditures for the acquisition or rehabilitation of its multifamily and industrial properties. The Company also capitalizes the direct cost of capital expenditures which are considered revenue producing ("Revenue Producing") and other expenditures which increase the service life of the Company's properties ("Restorations").

     Revenue Producing expenditures are improvements which significantly increase the revenue-producing capability of the asset including tenant improvements at industrial properties, installation of washers and dryers at multifamily properties, and other value-added additions.



     Rehabilitation expenditures are costs the Company determines are necessary during the due diligence phase immediately preceding the acquisition of a property. At newly acquired properties, the Company often finds it necessary to upgrade the physical appearance of such properties and to complete the maintenance and repair work which had been deferred by prior owners.



     Restorations are nonrevenue-producing capital expenditures which recur on a regular basis, and have estimated useful lives of more than one year.



     Make ready costs incurred after a property's rehabilitation, such as carpet and appliance replacement, interior painting and window coverings are expensed.



     The following table summarizes capital expenditures incurred by the Company (excluding costs incurred related to the Texas multifamily portfolio sold in 1995) for the years ended December 31, 1995 and 1994 and for the three months ended March 31, 1996 and 1995 (all amounts are in thousands):



                                                        YEARS ENDED       THREE MONTHS ENDED
                                                        DECEMBER 31,           MARCH 31,
                                                     ------------------   -------------------
                                                       1995      1994       1996       1995
                                                     --------   -------   --------   --------
Multifamily
  Acquisitions.....................................  $ 85,726   $28,375   $     --   $     --
  Revenue-producing................................       272        --         34         --
  Rehabilitation...................................     1,514     1,115        527        269
  Restoration......................................        58        19         12        299
                                                     --------   -------   --------   --------
                                                       87,570    29,509        573        568
                                                     --------   -------   --------   --------
Industrial
  Acquisitions.....................................    24,591    69,667      6,800      7,157
  Revenue producing................................       865       226        550        115
  Rehabilitation...................................       162        --        126         --
  Restorations.....................................        99        --         --         --
                                                     --------   -------   --------   --------
                                                       25,717    69,893      7,476      7,272
                                                     --------   -------   --------   --------
                                                     $113,287   $99,402   $  8,049   $  7,840
                                                     ========   =======   ========   ========



     The Company anticipates incurring similar capital expenditures in the remainder of 1996. The Company expects such expenditures will be funded from available cash balances, revolving lines of credit and proceeds from refinancings.


ECONOMIC CONDITIONS

     All of the Company's leases on its Multifamily Properties are for a period of one year or less. The Company's leases on its Industrial Properties generally have terms ranging from one to five years and contain provisions providing for rental increases based either on fixed increase or on increases in the Consumer Price Index. Management believes the nature of its multifamily leases and the provisions contained in its industrial leases provide for increases in the tenants' base rent and tend to mitigate the adverse impact of inflation.

     Many regions of the United States, including regions in which the Company owns properties, have in the past experienced an economic recession. Adverse changes in general or local economic conditions could result in the inability of some existing tenants to the Company to meet their lease obligations and could adversely affect the Company's ability to attract or retain tenants.

                                   MANAGEMENT

     The directors, executive officers and key employees of the Company are:

                     NAME                         AGE                   POSITION
- -----------------------------------------------   ---     -------------------------------------
Glenn L. Carpenter.............................   53      Chairman of the Board, President and
                                                          Chief Executive Officer
Donald G. Herrman..............................   39      Executive Vice President, Chief
                                                          Financial Officer and Secretary
Lonnie P. Nadal................................   40      Vice President of Acquisitions
Robert A. Dewey................................   36      Vice President of Industrial
                                                          Operations
Kimberly G. Brown..............................   40      Vice President of Apartment
                                                          Operations
Angela M. Wixted...............................   41      Treasurer/Controller
Stewart W. Bowie...............................   71      Director
Peter L. Eppinga...............................   54      Director
John F. Kooken.................................   64      Director
Royce B. McKinley..............................   75      Director
Robert E. Morgan...............................   76      Director
Keith W. Renken................................   60      Director

     The following is a biographical summary of experience for the executive officers, key employees and directors of the Company.

     Glenn L. Carpenter has been President, Chief Executive Officer and a director of the Company since its formation in 1993. Mr. Carpenter served as Chief Executive Officer of Realty from January 1992 until February 1994, and served in various officer positions from 1979. Mr. Carpenter has been a member of NAREIT since 1980 and served on NAREIT's Board of Governors.

     Donald G. Herrman has been Executive Vice President since May 1995, and Secretary and Chief Financial Officer of the Company since its formation in 1993. From the Company's formation through May 1995, Mr. Herrman also served as Senior Vice President of the Company. Mr. Herrman served as Vice President-Finance for Realty from January 1992 to February 1994 and served in various officer positions at Realty from 1985. Mr. Herrman is a certified public accountant in California.

     Lonnie P. Nadal has been Vice President of Acquisitions of the Company since its formation in 1993. Mr. Nadal served as Vice President-Acquisitions of Realty from January 1992 to February 1994, and as a Director of Operations from August 1991 until February 1994. From 1983 until 1991, Mr. Nadal was a partner of Lincoln Property Company, a real estate development and property management company.

     Robert A. Dewey has served as Vice President of Industrial Operations of the Company since January 1995, and had served as Vice President of Operations of the Company from its formation in 1993 until January 1995. Mr. Dewey served as Director of Asset Management for Realty from 1992 until February 1994. From 1991 to 1992, he was oversight manager of the Newport Beach office of the Resolution Trust Corporation. From 1988 to 1990, Mr. Dewey was a Commercial Manager for a real estate development company.

     Kimberly G. Brown has served as Vice President of Apartment Operations of the Company since January 1, 1996, and had served as Director of Apartment Operations and Regional Manager for the Pacific Northwest apartment communities owned by the Company from August 1993 until December 1995. From 1991 to August of 1993, Ms. Brown served as a district manager for Lexford Properties, Irving, Texas.

     Angela M. Wixted has served as Treasurer and Controller of the Company since October 1994. Ms. Wixted served as a financial consultant for various clients from 1993 to 1994. During 1992,

Ms. Wixted was controller for O'Donnell Property Services. From 1986 to 1992, Ms. Wixted served as CFO/Controller of SDC Investments, Inc. Ms. Wixted is a certified public accountant in California.

     Stewart Bowie has served as a Director of the Company since 1994. Mr. Bowie is retired, having previously served as Chief Executive Officer of SDC, Inc., a real estate development firm, and was Chairman of the California Business Properties Association. Mr. Bowie currently serves on the Board of Oak Grove Oil Company.

     Peter L. Eppinga has served as a Director of the Company since 1994. Mr. Eppinga is a practicing attorney and business consultant. He previously served as President of Laguna Hills Properties, a company established by Sears Savings Bank to deal with certain non-performing loans and as Senior Vice President of Sears Savings Bank and as Chairman of Sears Savings Bank's Problem Loan Committee.

     John F. Kooken has served as a Director of the Company since 1994. Mr. Kooken is retired, having previously served as Vice Chairman from 1987 to 1992 and as Chief Financial Officer from 1984 until 1992 of Security Pacific Corporation. Mr. Kooken currently serves on the Boards of Directors of US Facilities Corp., Glendale Federal Bank, Southern California Healthcare Systems and Huntington Memorial Hospital.

     Royce B. McKinley has served as a Director of the Company since 1994. Mr. McKinley is retired, having previously served as Chairman and Chief Executive Officer of Realty from 1989 to 1991, as President and Chief Executive Officer of Realty from 1979 to 1989 and as director of Realty and Santa Anita Operating Company from 1979 to 1993. Mr. McKinley is a past president of NAREIT.

     Robert E. Morgan has served as a Director of the Company since 1994. Mr. Morgan is retired, having previously served as President and Chief Executive Officer of Coldwell Banker First Newport Corporation, a real estate investment trust, and as President of Coldwell Banker Real Estate Finance Services. Mr. Morgan currently serves on the Boards of Directors of Meridian Industrial Trust, Meridian Point Realty Trust 83 and Bixby Ranch Company.

     Keith W. Renken has served as a Director of the Company since 1994. Mr. Renken is the retired Managing Partner of the Los Angeles office of Deloitte & Touche and was with the firm from 1959 through 1992. He is currently teaching at the University of Southern California's School of Accounting in the "Executive in Residence" program. Mr. Renken serves on the Board of Directors of Coast Federal Bank and several other privately-owned companies.

                       FEDERAL INCOME TAX CONSIDERATIONS

     The following summary of the material federal income tax considerations regarding the Offering is based on current law, is for general information only and is not tax advice. This discussion does not purport to deal with all aspects of taxation that may be relevant to particular shareholders in light of their personal investment or tax circumstances, or to certain types of shareholders including insurance companies, tax-exempt organizations or retirement accounts (except to the extent discussed under the heading "-- Taxation of Tax-Exempt Shareholders"), financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States (except to the extent discussed under the heading "-- Taxation of Non-U.S. Shareholders"), which are subject to special treatment under the federal income tax laws.

     EACH PROSPECTIVE PURCHASER OF COMMON SHARES IS URGED TO CONSULT WITH ITS OWN TAX ADVISOR TO DETERMINE THE IMPACT OF SUCH PROSPECTIVE PURCHASER'S PERSONAL TAX SITUATION ON THE ANTICIPATED TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF COMMON SHARES IN AN ENTITY ELECTING TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE COMPANY

     General. The Company has made an election to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with its taxable year ended December 31, 1994. The Company believes that it has been organized and has operated in such a manner as to qualify for taxation as a REIT under the Code, and the Company intends to continue to operate in such a manner, but no assurance can be given that it has operated or will operate in a manner so as to qualify or remain qualified.

     The sections of the Code and Treasury Regulations governing REITs are highly technical and complex. The following sets forth the material aspects of the sections that govern the federal income tax treatment of a REIT and its shareholders. This summary is qualified in its entirety by the applicable Code provisions, Treasury Regulations and rules promulgated thereunder, and administrative and judicial interpretations thereof.

     In the opinion of Cox, Castle & Nicholson, LLP, counsel to the Company, commencing with the Company's taxable year ended December 31, 1994, the Company was organized in conformity with the requirements for qualification as a REIT, and its method of operation has enabled, and its proposed method of operation will enable, it to continue to meet the requirements under the Code for qualification and taxation as a REIT. It must be emphasized that this opinion is based on various assumptions and is conditioned upon the accuracy of certain representations made by the Company as to factual matters relating to the Company's organization, operations, income, assets, distributions and stock ownership. The Company's qualification as a REIT depends on the Company having met and continuing to meet -- through actual operating results, distribution levels and diversity of stock ownership -- the various qualification tests imposed under the Code and discussed below, the results of which will not be reviewed by Cox, Castle & Nicholson, LLP. Accordingly, no assurance can be given that the actual results of the Company's operations for any particular taxable year have satisfied or will satisfy such requirements. An opinion of counsel is not binding on the IRS or the courts, and no assurance can be given that the IRS will not challenge the Company's eligibility for taxation as a REIT. Further, the anticipated federal income tax treatment described in this Prospectus may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time. See "-- Failure to Qualify."

     If the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income taxes on its net income that is currently distributed to shareholders. This treatment substantially eliminates the "double taxation" (at the corporate and shareholder levels) of income that generally results from an investment in a regular corporation. However, the Company will be subject to federal income tax as follows: First, the Company will be taxed at regular corporate rates on any undistributed "REIT taxable income" (as defined below), including undistributed net capital gains. Second, under certain circumstances the Company may be subject to the "alternative minimum tax" as a consequence of its items of tax preference to the extent that tax exceeds its regular tax. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" (generally, property acquired by reason of default on indebtedness held by the Company) that is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on an amount equal to (a) the greater of the amount by which the Company fails the 75% or 95% test, multiplied by (b) a fraction intended to reflect the Company's profitability. Sixth, if the Company should fail to distribute during each calendar year at least the sum (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, with respect to any asset (a "Built-in Gain Asset") acquired by the Company from a corporation which is or has been a C corporation (i.e., generally a corporation subject to full corporate-level tax) in certain transactions in which the basis of the Built-in Gain Asset in the hands of the Company is determined by reference to the basis of the asset in the hands of the C corporation, if the Company recognizes gain on the disposition of such asset during the 10-year period (the "Recognition Period") beginning on the date on which such asset was acquired by the Company, then, to the extent of the Built-in Gain (i.e., the excess of (a) the fair market value of such asset over (b) the Company's adjusted basis in such asset, determined as of the beginning of the Recognition Period), such gain will be subject to tax at the highest regular corporate rate pursuant to IRS regulations that have not yet been promulgated.

     Requirements for Qualification. The Code defines a REIT as a corporation, trust or association (i) that is managed by one or more trustees or directors;
(ii) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (iii) that would be taxable as a domestic corporation but for Sections 856 through 859 of the Code; (iv) that is neither a financial institution nor an insurance company subject to certain provisions of the Code; (v) the beneficial ownership of which is held by 100 or more persons; (vi) in which during the last half of each taxable year not more than 50% in value of its outstanding stock is owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities); and (vii) which meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions
(i) to (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (v) and (vi) will not apply until after the first taxable year for which an election is made to be taxed as a REIT.

     The Company believes that it has issued sufficient shares to allow it to satisfy conditions (v) and (vi). In addition, the Company's Charter provides for restrictions regarding the transfer and ownership of shares, which restrictions are intended to assist the Company in continuing to satisfy the share ownership requirements described in (v) and (vi) above. Such transfer and ownership restrictions are described in the accompanying Prospectus. These restrictions may not ensure that the Company will, in all cases, be able to satisfy the share ownership requirements described above. If the Company fails to satisfy such share ownership requirements, the Company's status as a REIT will terminate. See "Failure to Qualify."

     To monitor the Company's compliance with the share ownership requirements, the Company is required to maintain records regarding the actual ownership of its shares. To do so, the Company must demand written statements each year from the record holders of certain percentages of its shares of stock in which the record holders are to disclose the actual owners of the shares (i.e., the persons required to include in gross income the REIT dividends). A REIT with 2,000 or more record shareholders must demand statements from record holders of 5% or more of its shares, one with less than 2,000, but more than 200 record shareholders must demand statements from record holders of 1% or more of the shares, while a REIT with 200 or fewer record shareholders must demand statements from record holders of 0.5% or more of the shares. A list of those persons failing or refusing to comply with this demand must be maintained as part of the Company's records. A shareholder who fails or refuses to comply with the demand must submit a statement with its tax return disclosing the actual ownership of the shares and certain other information.

     In the case of a REIT which is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership shall retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the assets tests, discussed below. Thus, the Company's proportionate share of the assets, liabilities and items of income of PGP Inland Communities, L.P., the Company's subsidiary operating partnership (the "Operating Partnership"), are treated as assets, liabilities and items of income of the Company for purposes of applying the requirements described herein. The Company controls the Operating Partnership and believes it has operated the Operating Partnership in a manner consistent with the requirements for qualification as a REIT, and intends to continue to operate the Operating Partnership in such a manner. However, there can be no assurance that the Company has operated or will actually operate the Operating Partnership in a manner that has enabled or will enable the Company to continue to satisfy the REIT provisions of the Code.

     Income Tests. In order to maintain qualification as a REIT, the Company annually must satisfy three gross income requirements. First, at least 75% of the Company's gross income (excluding gross income from certain sales of real property held primarily for sale) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of the Company's gross income (excluding gross income from certain sales of real property held primarily for sale) for each taxable year must be derived from items of income that qualify under the 75% test, dividends, interest and gain from the sale or disposition of stock or securities (or from any combination of the foregoing). Third, gain from the sale or other disposition of stock or securities held for less than one year, gain from certain sales of real property held primarily for sale and gain from the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the Company's gross income for each taxable year.

     Rents received by the Company qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income test if the Company, or an owner of 10% or more of the Company, actually or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents received to qualify as "rents from real property," the Company generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an independent contractor from whom the Company derives no revenue, provided, however, the Company may directly perform certain services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and not otherwise considered "rendered to the occupant" of the property. The Company regularly monitors its activities to ensure that the foregoing tests are satisfied.

     The Company receives fees in exchange for management services rendered to the Operating Partnership. Although the percentage of those fees exceeding the Company's capital interest in the Operating Partnership will not qualify under the 75% or 95% gross income tests, the Company believes that the aggregate amount of such income (together with any other nonqualifying income) in any taxable year has not exceeded and will not exceed the limits on nonqualifying income under the gross income tests.

     If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions generally will be available if (i) the Company's failure to meet such tests was due to reasonable cause and not due to willful neglect, (ii) the Company attaches to its return for that year a schedule of the nature and amount of each item of its income and (iii) any incorrect information on the schedule was not due to fraud with intent to evade tax. However, in the event the Company does not meet these tests, the Company would not be entitled to the benefit of these relief provisions. If these relief provisions are inapplicable to a particular set of circumstances involving the Company, the Company will not qualify as a REIT. As discussed above in "-- General," even if these relief provisions apply, a tax would be imposed with respect to the excess nonqualifying income. There are no comparable relief provisions which could mitigate the consequences of a failure to satisfy the 30% gross income test.

     Asset Tests. The Company, at the close of each quarter of its taxable year, must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by real estate assets, stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of the Company, cash, cash items and government securities. Second, not more than 25% of Company's total assets may be represented by securities other than those included in the 75% asset test. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets and the Company may not own more than 10% of any one issuer's outstanding voting securities. In applying these tests, the Company will be deemed to own a proportionate share of any assets owned, directly or indirectly, by the Operating Partnership based on its capital interest in the Operating Partnership.

     The Company believes that it has complied and will continue to comply with the asset tests. Substantially all of the Company's investments represent qualifying real estate assets, including the Company's share of the assets of the Operating Partnership.

     Annual Distribution Requirements. The Company, in order to qualify as a REIT, is required to distribute dividends (other than capital gain dividends) to its shareholders in an amount at least equal to (i) the sum of (a) 95% of the Company's "REIT taxable income" (computed without regard to the dividends paid deduction and the Company's net capital gain) and (b) 95% of the net income (after tax), if any, from foreclosure property, minus (ii) the sum of certain items of noncash income. "REIT taxable income" for any year means the taxable income of the Company for such year (excluding any net income derived either from property held primarily for sale to customers or from foreclosure property), subject to certain adjustments provided in the REIT provisions of the Code. In addition, if the Company disposes of any Built-in Gain Asset during such asset's Recognition Period, the Company will be required, pursuant to IRS regulations which have not yet been promulgated, to distribute at least 95% of the Built-in Gain (after tax), if any, recognized on the disposition of such asset. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. The Company intends to make, and to cause the Operating Partnership to make, timely distributions sufficient to satisfy these annual distribution requirements. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its REIT taxable income, as adjusted, it will be subject to tax thereon at regular capital gain and ordinary corporate tax rates.

     It is possible that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the distribution requirements described above due to timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of such income and deduction of such expenses in arriving at taxable income of the Company, or if nondeductible capital expenditures such as principal amortization or capital expenditures exceed the amount of noncash deductions. In the event that such timing differences occur, in order to meet the distribution requirements, the Company may find it necessary to arrange, or to cause the Operating Partnership to arrange, for short-term or long-term borrowing, to sell assets, or to pay dividends in the form of taxable stock dividends.

     Under certain circumstances, the Company may be able to rectify a failure to meet the above distribution requirements for a year by paying "deficiency dividends" to shareholders in a later year, which may be included in the Company's deduction for dividends paid for the earlier year. The Company will, however, be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

     Furthermore, if the Company should fail to distribute each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year and (iii) any undistributed taxable income from prior periods, the Company will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Any REIT taxable income and capital gains on which tax is imposed for any year is treated as an amount distributed during that year for purposes of this excise tax.

FAILURE TO QUALIFY

     If the Company should fail to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at rates applicable to regular C corporations. Distributions to shareholders in any year in which the Company fails to qualify as a REIT will not be deductible by the Company nor will they be required to be made. As a result, the Company's failure to qualify as a REIT will reduce the cash available for distribution by the Company to shareholders. In addition, if the Company fails to qualify as a REIT, all distributions to shareholders will be taxable as ordinary income to the extent of the Company's current and accumulated earnings and profits, and, subject to certain limitations in the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief. In addition, a recent federal budget proposal contains language which, if enacted, would result in the immediate taxation of all gain inherent in a C corporation's assets upon an election by the corporation to become a REIT, and thus would effectively preclude the Company from re-electing REIT status following a termination of its REIT qualification.

TAXATION OF TAXABLE DOMESTIC SHAREHOLDERS

     As long as the Company qualifies as a REIT, distributions made to the Company's taxable domestic shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income and will not be eligible for the dividends received deduction for corporations. Distributions that are properly designated by the Company as capital gain dividends will be taxed as long-term capital gain (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the shareholder has held its shares. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions (not designated as capital gain dividends) in excess of current and accumulated earnings and profits will be treated as tax-free returns of capital to the extent of the shareholder's basis in the shares, and will reduce the adjusted basis of such shares (but not below zero). To the extent distributions in excess of current and accumulated earnings and profits exceed the basis of a shareholder's shares they will be included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less), assuming the shares are a capital asset in the hands of the shareholder. In addition, any dividend declared by the Company in October, November or December of any year payable to a shareholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the shareholder on December 31 of such year, provided that the dividend is actually paid by the Company during January of the following calendar year. Shareholders may not include in their individual income tax returns any net operating losses or capital losses of the Company.

     Upon any sale or other disposition of shares, a domestic shareholder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received on such sale or other disposition and (ii) the holder's adjusted basis in such shares for tax purposes. In general, provided the shares were held as a capital asset, any gain or loss realized on a taxable disposition of shares will be treated as long-term capital gain or loss if the shares have been held for more than 12 months and otherwise as short-term capital gain or loss. However, any loss upon a sale or exchange of shares by a shareholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from the Company required to be treated by such shareholder as long-term capital gain.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     The Company reports to its domestic shareholders and the IRS the amount of dividends paid with respect to each calendar year, and the amount of tax withheld therefrom, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at a rate of 31% with respect to dividends paid unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A shareholder that does not provide the Company with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount withheld under the backup withholding rules will be creditable against the shareholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions made to any shareholders who fail to certify to their non-foreign status to the Company. See "-- Taxation of Non-U.S. Shareholders."

TAXATION OF TAX-EXEMPT SHAREHOLDERS

     The IRS has ruled that amounts distributed as dividends by a REIT do not constitute unrelated business taxable income ("UBTI") when received by a tax-exempt entity. Based on that ruling, dividend income from the Company should not, subject to certain exceptions described below, be UBTI to a qualified plan, IRA or other tax-exempt entity (a "Tax-Exempt Shareholder") provided the Tax-Exempt Shareholder has not held its shares as "debt financed property" within the meaning of Section 514 of the Code and the shares are not otherwise used in an unrelated trade or business of the Tax-Exempt Shareholder. Similarly, income from the sale of Common Stock should not, subject to certain exceptions described below, constitute UBTI unless the Tax-Exempt Shareholder has held such Common Stock as a dealer (under Section 512(b)(5)(B) of the Code) or as "debt-financed property."

     For Tax-Exempt Shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, income from an investment in the Company will constitute UBTI unless the organization is able to properly deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in the Company. Such prospective investors should consult their tax advisors concerning these "set-aside" and reserve requirements.

     Notwithstanding the above, however, a portion of the dividends paid by the Company shall be treated as UBTI to certain trusts if the Company is treated as a "pension held REIT." A trust will be subject to this rule if it (i) is described in Section 401(a) of the Code, (ii) is tax-exempt under Section 501(a) of the Code and (iii) holds more than 10% (by value) of the interests in the REIT. Tax-exempt pension funds that are described in Section 401(a) of the Code are referred to below as "qualified trusts."

     The Company will be treated as a "pension held REIT" if (i) it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that stock owned by qualified trusts shall be treated, for purposes of the "five or fewer" shareholder requirement (discussed above), as owned by the beneficiaries of the trust (rather than by the trust itself) and (ii) either (a) at least one such qualified trust holds more than 25% (by value) of the interests in the Company or (b) one or more such qualified trusts, each of whom owns more than 10% (by value) of the interests in the Company, hold in the aggregate more than 50% (by value) of the interests in the Company. The Company believes that it has not been, and is not, a "pension held REIT."

TAXATION OF NON-U.S. SHAREHOLDERS

     The rules governing United States federal income taxation of the ownership and disposition of stock by persons that are, for purposes of such taxation, nonresident alien individuals, foreign corporations, foreign partnerships or foreign estates or trusts (collectively, "Non-U.S. Shareholders") are complex, and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, the discussion does not address all aspects of United States federal income tax law and does not address state, local or foreign tax consequences that may be relevant to a Non-U.S. Shareholder in light of its particular circumstances. In addition, this discussion is based on current law, which is subject to change, and assumes that the Company qualifies for taxation as a REIT. Prospective Non-U.S. Shareholders should consult with their own tax advisors to determine the impact of federal, state, local and foreign income and other tax laws with regard to an investment in Common Stock, including any reporting requirements.

     Distributions. Distributions by the Company to a Non-U.S. Shareholder that are neither attributable to gain from sales or exchanges by the Company of United States real property interests nor designated by the Company as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of the Company. Such distributions generally will be subject to withholding of United States federal income tax at a 30% rate on the total amount distributed unless an applicable income tax treaty reduces or eliminates that tax. However, dividends that are "effectively connected" with the conduct of a trade or business by the Non-U.S. Shareholder will be subject to tax on a net basis at graduated rates, in the same manner as domestic shareholders are taxed with respect to such dividends, and are generally not subject to withholding. Any such "effectively connected" dividends received by a Non-U.S. Shareholder that is a corporation may also be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     Pursuant to current Treasury Regulations, dividends paid to an address in a country outside the United States are generally presumed to be paid to a resident of such country for purposes of ascertaining the requirement of withholding discussed above and the applicability of a tax treaty rate. Under proposed Treasury Regulations not currently in effect, however, a Non-U.S. Shareholder who seeks to claim the benefit of an applicable treaty rate would be required to satisfy certain certification and other requirements. Under certain treaties, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT, such as the Company. A Non-U.S. Shareholder must file a properly completed and executed IRS Form 4224 (or, under proposed regulations not currently in effect, IRS Form W-8) with the Company's withholding agent certifying that the investment to which the distribution relates is effectively connected with the conduct of a United States trade or business of such Non-U.S. Shareholder in order to qualify for the exemption from withholding under the effectively connected income exemption discussed above.

     Distributions that are neither attributable to gain from sales or exchanges by the Company of United States real property interests nor designated by the Company as capital gains dividends and that are in excess of current or accumulated earnings and profits of the Company will not be taxable to a Non-U.S. Shareholder to the extent that they do not exceed the adjusted basis of the shareholder's Common Stock, but rather will reduce the adjusted basis of such Common Stock. To the extent such distributions in excess of the Company's current and accumulated earnings and profits exceed the adjusted basis of a Non-U.S. Shareholder's Common Stock, they will give rise to gain from the sale or exchange of the Common Stock, the tax treatment of which is described below. Under current Treasury Regulations, if it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current or accumulated earnings and profits, the entire distribution will generally be treated as a dividend subject to withholding. However, amounts thus withheld are generally refundable if it is subsequently determined that such distribution was, in fact, in excess of current or accumulated earnings and profits of the Company. Under proposed regulations not currently in effect, the Company may, at its option, make a reasonable estimate of the portion of a distribution that is out of current or accumulated earnings and profits and withhold only with respect to such portion, although any such determination would not affect the Non-U.S. Shareholder's liability for the 30% tax on the amount ultimately determined to have been distributed out of the Company's current or accumulated earnings and profits.

     Distributions to a Non-U.S. Shareholder that are designated by the Company at the time of distribution as capital gains dividends (other than those attributable to gain from sales or exchanges by the Company of United States real property interests) generally will not be subject to United States federal income taxation unless (i) the investment in the Common Shares is effectively connected with the Non-U.S. Shareholder's United States trade or business, in which case the Non-U.S. Shareholder will be subject to the same treatment as domestic shareholders with respect to such gain (except that a shareholder that is a foreign corporation may also be subject to the 30% branch profits tax, as discussed above) or (ii) the Non-U.S. Shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and either has a "tax home" in the United States or sold his shares under circumstances where the sale is attributable to a U.S. office, in which case the nonresident alien individual will be subject a 30% tax on the individual's capital gains.

     Distributions to a Non-U.S. Shareholder that are attributable to gain from sales or exchanges by the Company of United States real property interests will be treated as income that is effectively connected with a United States trade or business of the Non-U.S. Shareholder. Non-U.S. Shareholders would thus generally be taxed on such distributions at the same rates applicable to domestic shareholders (subject to a special alternative minimum tax in the case of nonresident alien individuals). Also, such gain may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Shareholder that is not entitled to a treaty exemption or rate reduction. The Company is required to withhold 35% of any such distribution, and the withheld amount is creditable against the Non-U.S. Shareholder's United States federal income tax liability.

     Sale of Common Shares. Gain recognized by a Non-U.S. Shareholder upon a sale or other disposition of Common Shares generally will not be subject to United States federal income tax unless (i) the Company is not a "domestically controlled REIT," or (ii) the investment in the Common Shares is effectively connected with the Non-U.S. Shareholder's United States trade or business or
(iii) in the case of a Non-U.S. Shareholder who is a nonresident alien individual, the individual is present in the United States for 183 days or more during the taxable year and either has a "tax home" in the United States or sold his shares under circumstances where the sale is attributable to a U.S. office. A domestically controlled REIT is defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons. The Company currently believes that it is a domestically controlled REIT. However, because the Common Stock will be publicly traded, no assurance can be given that the Company is or will continue to be a domestically-controlled REIT. In the circumstances described above in clauses (i) and (ii), the Non-U.S. Shareholders will generally be subject to the same treatment as domestic shareholders with respect to such gain (subject to a special alternative minimum tax in the case of nonresident alien individuals in the circumstances described above in clause (i) and, in the case of foreign corporations, subject to the possible application of the 30% branch profits tax, discussed above). In the circumstances described above in clause
(iii), the nonresident alien individual will be subject to a 30% tax on the individual's capital gain.

     Information Reporting and Backup Withholding. The Company must report annually to the IRS and to each Non-U.S. Shareholder the amount of distributions subject to withholding as described above and the tax withheld with respect to such distributions, regardless of whether withholding is actually required. Copies of the information returns reporting such distributions and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Shareholder resides under the provisions of an applicable income tax treaty. Additional issues may arise pertaining to information reporting and backup withholding for Non-U.S. Shareholders. Non-U.S. Shareholders should consult their tax advisors with regard to U.S. information reporting and backup withholding.

TAX RISKS ASSOCIATED WITH OWNING AN INTEREST IN THE OPERATING PARTNERSHIP

     The Company owns an interest in the Operating Partnership. The ownership of an interest in the Operating Partnership may involve special tax risks, including the possible challenge by the IRS of (i) allocations of income and expense items, which could affect the computation of taxable income of the Company and (ii) the status of the Operating Partnership as a partnership (as opposed to an association taxable as a corporation) for federal income tax purposes. If the Operating Partnership is treated as an association taxable as a corporation for federal income tax purposes, the Operating Partnership would be treated as a taxable entity. In addition, in such a situation, (i) if the Company owned more than 10% of the outstanding voting securities of the Operating Partnership, or the value of such securities exceeded 5% of the value of the Company's assets, the Company would fail to satisfy the asset tests described above and would therefore fail to qualify as a REIT, (ii) distributions from the Operating Partnership to the Company would be treated as dividends, which are not taken into account in satisfying the 75% gross income test described above and would, therefore, preclude the Company from satisfying such test, (iii) the interest in the Operating Partnership held by the Company would not qualify as a "real estate asset," which could preclude the Company from meeting the 75% asset test described above and (iv) the Company would not be able to deduct its share of any losses generated by the Operating Partnership in computing its taxable income. See "-- Failure to Qualify" for a discussion of the effect of the Company's failure to meet such tests for a taxable year.


     Although the Company believes it will be so treated, the Operating Partnership has not requested, and does not intend to request, a ruling from the IRS that it will be treated as a partnership for federal income tax purposes. Instead, Cox, Castle & Nicholson, LLP has delivered its opinion that based on the provisions of the agreement of the Operating Partnership, certain factual assumptions and representations as to factual matters, the Operating Partnership will be treated as a partnership for federal income tax purposes rather than an association or publicly traded partnership taxable as a corporation. Unlike a private letter ruling, an opinion of counsel is not binding on the IRS, and no assurance can be given that the IRS will not challenge the status of the Operating Partnership as a partnership for federal income tax purposes. If such a challenge were sustained by a court, the Operating Partnership could be treated as a corporation for federal income tax purposes.


OTHER TAX CONSEQUENCES

     The Company and its shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its shareholders may not conform to the federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Company.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representatives, Alex. Brown & Sons Incorporated, Oppenheimer & Co., Inc. and Prudential Securities Incorporated have severally agreed to purchase from the Company and the Selling Stockholder the following respective number of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus Supplement.

                                                                                   NUMBER OF
                                  UNDERWRITER                                       SHARES
- --------------------------------------------------------------------------------   ---------
Alex. Brown & Sons Incorporated.................................................
Oppenheimer & Co., Inc. ........................................................
Prudential Securities Incorporated..............................................

                                                                                   ---------
          Total.................................................................   2,800,000
                                                                                   =========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any such shares are purchased.

     The Company and the Selling Stockholder have been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such
price less a concession not in excess of $          per share. The Underwriters
may allow, and such dealers may reallow, a concession not in excess of
$          per share to certain other dealers. After the Offering, the Offering price and the other selling terms may be changed by the Representatives of the Underwriters.

     The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus Supplement, to purchase up to 420,000 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus Supplement. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 2,800,000 and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 2,800,000 shares are being offered hereby.

     The Company has agreed to pay Alex. Brown & Sons Incorporated a financial advisory fee of up to approximately $125,000 for advisory services rendered in connection with the evaluation, analysis and structuring of the Company offering.

     Certain of the Underwriters have provided various investment banking services to the Company from time to time, for which they have received customary compensation.


     The Company and the Selling Stockholder have agreed to indemnify the Underwriters, as well as one-another, against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.


     The Company and each of its executive officers and directors have agreed not to offer, sell, contract to sell or otherwise issue or dispose of any shares of Common Stock or options to purchase shares of Common Stock (except for issuances by the Company pursuant to the Company's 1993 Share Option Plan and the Dividend Reinvestment Plan) for a period of 90 days after the date of this Prospectus Supplement without the prior written consent of Alex. Brown & Sons Incorporated.

                                 LEGAL MATTERS

     Certain legal matters, including certain tax matters as described under "Federal Income Tax Considerations," will be passed upon for the Company by Cox, Castle & Nicholson, LLP. Certain legal matters will be passed upon for the Underwriters by Gibson, Dunn & Crutcher LLP. Cox, Castle & Nicholson, LLP and Gibson, Dunn & Crutcher LLP will rely as to all matters of Maryland law, including the legality of the Common Stock, on the opinions of Piper & Marbury LLP, Baltimore, Maryland.

                          PACIFIC GULF PROPERTIES INC.

                         INDEX TO FINANCIAL STATEMENTS


                                                                                        PAGE
                                                                                        ----
PRO FORMA FINANCIAL INFORMATION (UNAUDITED)
  Pro Forma Condensed Consolidated Balance Sheet as of March 31, 1996.................   F-3
  Pro Forma Condensed Consolidated Statement of Operations
     for the Three Months Ended March 31, 1996........................................   F-4
  Pro Forma Condensed Consolidated Statement of Operations
     for the Year ended December 31, 1995.............................................   F-5
  Notes to Pro Forma Condensed Consolidated Financial Statements......................   F-6
BAY SAN MARCOS INDUSTRIAL PARK
  Report of Independent Auditors......................................................  F-10
  Statement of Revenues and Certain Expenses for the Year Ended December 31, 1995 and
     the Three Months Ended March 31, 1996 (Unaudited)................................  F-11
  Notes to Statement of Revenues and Certain Expenses.................................  F-12
ESCONDIDO BUSINESS CENTER
  Report of Independent Certified Public Accountants..................................  F-14
  Statement of Revenues and Certain Expenses for the Year Ended December 31, 1995
     and the Three Months Ended March 31, 1996 (Unaudited)............................  F-15
  Notes to Statement of Revenues and Certain Expenses.................................  F-16
EDEN LANDING COMMERCE PARK
  Report of Independent Auditors......................................................  F-18
  Statement of Revenue and Expenses for the Year Ended December 31, 1995 and the Three
     Months Ended March 31, 1996 (Unaudited)..........................................  F-19
  Notes to Statement of Revenues and Certain Expenses.................................  F-20
RIVERVIEW INDUSTRIAL PARK
  Report of Independent Auditors......................................................  F-22
  Statement of Revenue and Certain Expenses for the Year Ended December 31, 1995 and
     the Three Months Ended March 31, 1996 (Unaudited)................................  F-23
  Notes to Statement of Revenues and Certain Expenses.................................  F-24
PACIFIC PARK
  Report of Independent Auditors......................................................  F-26
  Statement of Revenue and Certain Expenses for the Year Ended December 31, 1995 and
     the Three Months Ended March 31, 1996 (Unaudited)................................  F-27
  Notes to Statement of Revenues and Certain Expenses.................................  F-28

                          PACIFIC GULF PROPERTIES INC.

             PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
                                  (UNAUDITED)

     Pacific Gulf Properties Inc. (the "Company") was formed in 1993 and completed its initial public offering in February 1994. Subsequent to the completion of this offering of 2,015,581 shares of Common Stock (the "Offering"), it is anticipated that the Company will acquire nine additional industrial properties containing approximately 1,352,000 leasable square feet located in California as more fully described in this Prospectus Supplement (the "Acquisition Properties").

     The following unaudited Pro Forma Condensed Consolidated Balance Sheet as of March 31, 1996 is based on the unaudited historical financial statements of the Company and has been prepared as if each of the following transactions had occurred as of March 31, 1996: (i) the completion of this Offering, the establishment of the Company's acquisition line of credit and the application of the net proceeds thereof as described in this Prospectus Supplement, and (ii) the purchase of the Acquisition Properties. The following unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 1995 is based on the historical financial statements of the Company and has been prepared as if each of the following transactions had occurred as of the beginning of the period presented: (i) the purchases completed by the Company during 1995 consisting of 12 multifamily properties and one industrial property containing approximately 475,000 leasable square feet located in Seattle, Washington, (ii) the sale of the Company's four multifamily properties located in Texas, (iii) the purchase completed by the Company in March 1996 of an industrial property containing approximately 189,000 leasable square feet located in Garden Grove, California, (iv) the purchase of the Acquisition Properties, and (v) the completion of the Offering, the establishment of the Company's acquisition line of credit and the application of the net proceeds thereof as described in this Prospectus Supplement. The unaudited pro forma condensed consolidated statement of operations for the three months ended March 31, 1996 is based on the historical financial statements of the Company and has been prepared as if each of the following transactions had occurred as of the beginning of the period presented: (i) the purchase completed by the Company in March 1996 of an industrial property containing approximately 189,000 leasable square feet located in Garden Grove, California, (ii) the purchase of the Acquisition Properties, and (iii) the completion of the Offering, the establishment of the Company's acquisition line of credit and the application of the net proceeds thereof as described in this Prospectus Supplement.

     The following pro forma information is not necessarily indicative of what the Company's financial position or results of operations would have been assuming the completion of the described transactions as of the beginning of the periods indicated, nor does it purport to project the Company's financial position or results of operations at any future date or for any future period. In addition, the historical operating results for the three months ended March 31, 1996 are not necessarily indicative of the results to be obtained by the Company for the year ending December 31, 1996. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and all of the financial statements and notes thereto contained elsewhere in this Prospectus Supplement, the accompanying Prospectus or incorporated therein by reference.

                          PACIFIC GULF PROPERTIES INC.

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                                 MARCH 31, 1996
                                  (UNAUDITED)
                                 (IN THOUSANDS)


                                                              PRO FORMA
                                             ISSUANCE OF       BEFORE
                              COMPANY          COMMON        ACQUISITION     ACQUISITION       COMPANY
                             HISTORICAL        SHARES        PROPERTIES      PROPERTIES       PRO FORMA
                             ----------      -----------     -----------     -----------      ---------
ASSETS
Real estate, net...........   $ 284,970        $    --        $ 284,970       $  52,335(B)    $337,305
Cash and cash
  equivalents..............       2,466         31,987(A)        34,453         (30,222)(B)      4,231
Accounts receivable........         857             --              857              --            857
Other assets...............       6,097             --            6,097              --          6,097
                               --------        -------         --------        --------       --------
                              $ 294,390        $31,987        $ 326,377       $  22,113       $348,490
                               ========        =======         ========        ========       ========
LIABILITIES AND
  SHAREHOLDERS' EQUITY
Loans payable..............   $ 157,606        $    --        $ 157,606       $      --       $157,606
Acquisition line of
  credit...................          --             --               --          22,113(B)      22,113
Accounts payable and
  accrued liabilities......       5,264             --            5,264              --          5,264
Dividends payable..........       1,944             --            1,944              --          1,944
Convertible subordinated
  debentures...............      55,649             --           55,649              --         55,649
                               --------        -------         --------        --------       --------
                                220,463                         220,463          22,113        242,576
Minority interest in
  consolidated
  partnership..............       3,518             --            3,518                          3,518
Shareholders' Equity
  Common shares............          49             20(A)            69              --             69
  Outstanding restricted
     stock.................        (638)            --             (638)             --           (638 )
  Additional paid in
     capital...............      78,028         31,967(A)       109,995              --        109,995
  Distributions in excess
     of earnings...........      (7,030)            --           (7,030)             --         (7,030 )
                               --------        -------         --------        --------       --------
                                 70,409         31,987          102,396              --        102,396
                               --------        -------         --------        --------       --------
                              $ 294,390        $31,987        $ 326,377       $  22,113       $348,490
                               ========        =======         ========        ========       ========


     The accompanying notes are an integral part of the pro forma financial statements.

                          PACIFIC GULF PROPERTIES INC.

            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                   FOR THE THREE MONTHS ENDED MARCH 31, 1996
                                  (UNAUDITED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)


                                                                 PRO FORMA
                                                                  BEFORE
                                    COMPANY       PRO FORMA     ACQUISITION    ACQUISITION     COMPANY
                                  HISTORICAL     ADJUSTMENTS    PROPERTIES    PROPERTIES(I)   PRO FORMA
                                 -------------   -----------    -----------   -------------   ---------
REVENUES
  Rental income
     Multifamily...............    $   7,051        $  --         $ 7,051        $    --      $   7,051
     Industrial................        3,784          195(C)        3,979          1,822          5,801
                                   ---------         ----         -------         ------      ---------
                                      10,835          195          11,030          1,822         12,852
EXPENSES
  Rental property expenses
     Multifamily...............        2,786           --           2,786             --          2,786
     Industrial................          948           72(C)        1,020            473          1,493
                                   ---------         ----         -------         ------      ---------
                                       3,734           72           3,806            473          4,279
  Depreciation.................        1,835           16(D)        1,851            211          2,062
  Interest (including
     amortization of financing
     costs)....................        4,326          124(E)        4,450            415          4,865
  General and administrative...          647           --             647             --            647
                                   ---------         ----         -------         ------      ---------
                                      10,542          212          10,754          1,099         11,853
                                   ---------         ----         -------         ------      ---------
NET INCOME.....................    $     293        $ (17)        $   276        $   723      $     999
                                   =========         ====         =======         ======      =========
WEIGHTED AVERAGE COMMON
  SHARES(I)(J).................    4,864,044                                                  6,879,625
                                   =========                                                  =========
NET INCOME PER COMMON SHARE....         $.06                                                       $.15


     The accompanying notes are an integral part of the pro forma financial statements.

                          PACIFIC GULF PROPERTIES INC.

            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1995
                                  (UNAUDITED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)


                                                                 PRO FORMA
                                                                  BEFORE
                                  COMPANY        PRO FORMA      ACQUISITION     ACQUISITION      COMPANY
                                 HISTORICAL     ADJUSTMENTS     PROPERTIES     PROPERTIES(I)    PRO FORMA
                                 ----------     -----------     -----------    -------------    ---------
REVENUES
  Rental income
     Multifamily..............   $   24,898       $ 2,948(F)      $27,846         $--           $  27,846
     Industrial...............       12,193         3,996(F)       16,189           7,109          23,298
                                  ---------       -------         -------          ------       ---------
                                     37,091         6,944          44,035           7,109          51,144
EXPENSES
  Rental property expenses
     Multifamily..............       10,215         1,476(F)       11,691          --              11,691
     Industrial...............        2,567         1,695(F)        4,262           2,106           6,368
                                  ---------       -------         -------          ------       ---------
                                     12,782         3,171          15,953           2,106          18,059
  Depreciation................        6,081           881(G)        6,962             843           7,805
  Interest (including
     amortization of financing
     costs)...................       14,066         3,800(H)       17,866           1,672          19,538
  General and
     administrative...........        2,423        --               2,423          --               2,423
                                  ---------       -------         -------          ------       ---------
                                     35,352         7,852          43,204           4,621          47,825
                                  ---------       -------         -------          ------       ---------
INCOME BEFORE GAIN ON SALE OF
  PROPERTIES(L)...............   $    1,739       $  (908)        $   831         $ 2,488       $   3,319
                                  =========       =======         =======          ======       =========
WEIGHTED AVERAGE
  COMMON SHARES((J)(K)........    4,830,723                                                     6,846,304
                                  =========                                                     =========
INCOME BEFORE GAIN ON SALES OF
  PROPERTIES PER COMMON
  SHARE.......................         $.36                                                          $.48


     The accompanying notes are an integral part of the pro forma financial statements.

                          PACIFIC GULF PROPERTIES INC.

        NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(Dollars in thousands, except per share data)

(A) Reflects the issuance of 2,015,581 additional shares of Common Stock of the Company at an assumed offering price of $17.25 per share and the application of the net proceeds from the Offering as follows:

     Common stock issued at $.01 par value per share..............................  $    20
     Capital in excess of par value...............................................   34,749
                                                                                    -------
     Gross proceeds from the Offering.............................................   34,769
     Less: offering costs.........................................................   (2,782)
                                                                                    -------
     Net proceeds from the Offering available for purchase of the Acquisition
       Properties and planned capital improvements................................  $31,987
                                                                                    =======

(B)  Reflects the purchase of the Acquisition Properties as follows:

                         PROPERTY                             LOCATION           PURCHASE PRICE
     ------------------------------------------------  ----------------------    --------------
     Bay San Marcos Industrial Park                    San Marcos, CA               $  4,678
     Escondido Business Center                         Escondido, CA                  10,372
     Bell Ranch Road                                   Santa Fe Springs, CA            3,750
     Riverview Industrial Park                         San Bernardino, CA              6,425
     Pacific Center                                    Aliso Viejo, CA                 6,900
     Eden Landing Commerce Center                      Hayward, CA                     7,550
     North County                                      Yorba Linda, CA                 6,350
     San Marcos Commerce Center                        San Marcos, CA                  2,710
     La Mirada Business Center                         La Mirada, CA                   3,600
                                                                                     -------
                                                                                    $ 52,335
                                                                                     =======

     The Acquisition Properties are being purchased from third parties and have been reflected at their purchase price. The Company plans expending $1,765 for capital improvements relating to the Acquisition Properties subsequent to their purchase. In conjunction with the purchase of the Acquisition Properties, the Company anticipates borrowing $22,113 under its Acquisition Line of Credit to fund a portion of such acquisitions with the remainder of the purchase price funded from proceeds of the Offering. Net proceeds from the Offering remaining after these acquisitions will be used to fund the Company's planned capital improvements to the Acquisition Properties.

(C) The pro forma adjustments for the three months ended March 31, 1996 include the actual revenues and certain expenses of a 189,000 square foot industrial property acquired by the Company during March 1996 for the period prior to its purchase, adjusted to reflect increased property taxes based on the properties' acquisition cost and current property tax rates.


(D) Depreciation on the industrial property acquired by the Company during 1996, for the period prior to its acquisition, is computed utilizing the estimated remaining useful life of approximately 40 years and the depreciable cost basis of the property as follows:



                                                                                       PRO FORMA
                                         DATE OF         PURCHASE     DEPRECIABLE     DEPRECIATION
                PROPERTY               ACQUISITION        PRICE          BASIS          EXPENSE
     -------------------------------  --------------     --------     -----------     ------------
     Pacific Gulf Business Park.....  March 16, 1996      $6,800        $ 3,009           $ 16

(E) Interest expense associated with the borrowing used to finance the purchase of the industrial property acquired by the Company during 1996, for the period prior to its acquisition, was calculated based on the actual interest rate of the specific new borrowing as follows:



                                                                                       PRO FORMA
                                                                          INTEREST     INTEREST
                             PROPERTY                           DEBT        RATE        EXPENSE
     --------------------------------------------------------  ------     --------     ---------
     Pacific Gulf Business Park..............................  $8,000       7.3%         $ 122
     Amortization of loan fees and financing costs on related
       borrowings financing the acquisition..................                                2
                                                                                          ----
                                                                                         $ 124
                                                                                          ====



     The Company borrowed $8,000 of new debt related to this acquisition collateralized by another property. Of the borrowing, $6,800 was used to purchase the property. The remaining proceeds will be used to rehabilitate the Property.



(F) The pro forma adjustments for the year ended December 31, 1995 include the actual revenues and certain expenses of multifamily and industrial properties for the period prior to their acquisition or disposal by the Company as follows:



                                                      1995          TEXAS          1996
                                                  ACQUISITIONS   DISPOSITIONS   ACQUISITION   TOTAL
                                                  ------------   ------------   -----------   ------
     Rental income
       Multifamily..............................    $  8,426       $ (5,478)       $  --      $2,948
       Industrial...............................       3,272             --          724       3,996
                                                     -------        -------         ----      ------
                                                      11,698         (5,478)         724       6,944
                                                     -------        -------         ----      ------
     Rental property expenses
       Multifamily..............................       3,878         (2,402)          --       1,476
       Industrial...............................       1,317             --          378       1,695
                                                     -------        -------         ----      ------
                                                       5,195         (2,402)         378       3,171
                                                     -------        -------         ----      ------
                                                    $  6,503       $ (3,076)       $ 346      $3,773
                                                     =======        =======         ====      ======

(G) Reflects additional depreciation expense of $1,414 relating to the multifamily and industrial properties acquired by the Company, net of the reduction in depreciation due to the sale of the Company's Texas apartment portfolio of $533, which represents the actual depreciation relating to the Texas apartment portfolio for the three month period ended March 31, 1996. The additional depreciation expense on the multifamily and industrial properties acquired by the Company during 1995 and 1996, for the period prior to their acquisition, was computed utilizing the estimated remaining useful lives and depreciable cost basis of the properties as follows:



                                                                 DEPRECIABLE       PRO FORMA
                                     DATE OF        PURCHASE        BASIS         DEPRECIATION
             PROPERTY              ACQUISITION       PRICE     (EXCLUDING LAND)     EXPENSE
     -------------------------  ------------------  --------   ----------------   ------------
     40 Year Life Property:
       Konwiser Acquisition
          Properties..........   August 16, 1995    $71,469        $ 52,281          $  817
       Heatherwood
          Apartments..........  November 21, 1995    12,500          10,000             222
       Tukwila Business Park..  December 15, 1995    17,250          11,019             264
       Pacific Gulf Business
          Park................    March 16, 1996      6,800           3,009              75
     5 Year Life Property:
       Personal Property......   August 16, 1995        289             289              36
                                                                     ------          ------
                                                                                     $1,414
                                                                                     ======



(H) Reflects additional interest expense of $4,546 relating to the multifamily and industrial properties acquired by the Company, net of the reduction in interest due to the sale of the Company's Texas apartment portfolio of $746, which represents the actual interest relating to the Texas apartment portfolio for the year ended December 31, 1995. The additional interest expense associated with the borrowings used to finance the purchase of the multifamily and industrial properties acquired by the Company during 1995 and 1996, for the period prior to their acquisition, was calculated based on existing rates for assumed debt and the specific interest rates on new borrowings follows:



                                                                                  PRO FORMA
                                                                       INTEREST   INTEREST
                            PROPERTY                          DEBT       RATE      EXPENSE
     ------------------------------------------------------  -------   --------   ---------
     Konwiser Acquisition Properties.......................  $30,263      8.0%     $ 1,513
                                                              13,000      8.0%         650
                                                              24,850      5.7%         885
     Tukwila Business Park.................................   11,765      7.4%         838
     Pacific Gulf Business Park............................    8,000      7.3%         584
     Amortization of loan fees and financing costs on
       related borrowings financing the acquisitions.......                             76
                                                                                  ---------
                                                                                   $ 4,546
                                                                                  =========

(I) Reflects the actual revenues and certain expenses of the Acquisition Properties for the period indicated, adjusted to reflect increased property taxes based on the properties' acquisition cost and current property tax rates.



     Depreciation relating to the Acquisition Properties is computed utilizing the remaining estimated useful lives of approximately 40 years and the depreciable cost basis of the properties as follows:



                                                             PRO FORMA DEPRECIATION EXPENSE
                                        DEPRECIABLE      --------------------------------------
                           PURCHASE        BASIS         THREE MONTHS ENDED      YEAR ENDED
           PROPERTY         PRICE     (EXCLUDING LAND)     MARCH 31, 1996     DECEMBER 31, 1995
     --------------------  --------   ----------------   ------------------   -----------------
     Eden Landing........  $ 7,550        $  5,460              $ 34                $ 137
     Riverview...........    6,425           5,281                33                  132
     Essex Portfolio.....   15,050           9,465                59                  237
     Bell Ranch..........    3,750           3,000                19                   75
     North County........    6,350           3,169                20                   79
     San Marcos
       Commerce..........    2,710           1,871                12                   47
     Koll Pacific Park...    6,900           3,001                19                   75
     La Mirada...........    3,600           2,453                15                   61
                           -------         -------              ----                 ----
                           $52,335        $ 33,700              $211                $ 843
                           =======         =======              ====                 ====



     The additional interest expense is associated with the planned borrowings under the Company's acquisition line of credit which will be used, in part, to finance such acquisitions. The additional interest is calculated for the period indicated based on an interest rate of LIBOR plus 2%, the expected actual rate on the date of the borrowings. A .125% change in the interest rate of the acquisition line of credit would change the Company's pro forma interest expense by $13,000 for the three months ended March 31, 1996 and $52,000 for the year ended December 31, 1995.



     Interest expense relating to the Acquisition Properties is calculated as follows:



                                                                   PRO FORMA INTEREST EXPENSE
                                                                   ---------------------------
                                                                   THREE MONTHS
                                                                      ENDED        YEAR ENDED
                                                        INTEREST    MARCH 31,     DECEMBER 31,
                    PROPERTY                    DEBT      RATE         1996           1995
     ---------------------------------------   -------  --------   ------------   ------------
     Acquisition Properties.................   $22,113     7.4%        $409          $1,636
     Amortization of loan fees and financing
       costs on related borrowing financing
       the acquisitions.....................                              6              36
                                                                     ------       ------------
                                                                       $415          $1,672
                                                                   ============   ===========



(J) Represents the weighted average of common shares and common stock equivalents outstanding during the period indicated. Common Stock equivalents include stock options which are considered dilutive for purposes of computing primary earnings per share.



(K) Pro forma weighted average common shares include 2,015,581 shares of Common Stock to be issued as part of this Offering.



(L) Excludes the nonrecurring gain from the sale of the Texas apartment portfolio in November 1995 of $6,664.

                         REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors
Pacific Gulf Properties Inc.

     We have audited the accompanying statement of revenues and certain expenses of Bay San Marcos Industrial Park for the year ended December 31, 1995. The statement is the responsibility of management. Our responsibility is to express an opinion on the statement based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement. We believe that our audit provides a reasonable basis for our opinion.

     The accompanying statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in a Registration Statement on Form S-3 of Pacific Gulf Properties Inc.) as described in Note 2 to the statement and is not intended to be a complete presentation of the revenues and expenses of Bay San Marcos Industrial Park.

     In our opinion, the statement referred to above presents fairly, in all material respects, the revenues and certain expenses, as defined above, of Bay San Marcos Industrial Park for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

                                             ERNST & YOUNG LLP

Newport Beach, California
April 25, 1996

                         BAY SAN MARCOS INDUSTRIAL PARK

                   STATEMENT OF REVENUES AND CERTAIN EXPENSES
                      FOR THE YEAR ENDED DECEMBER 31, 1995
             AND THE THREE MONTHS ENDED MARCH 31, 1996 (UNAUDITED)

                                                                                   THREE MONTHS
                                                                   YEAR ENDED         ENDED
                                                                  DECEMBER 31,      MARCH 31,
                                                                      1995             1996
                                                                  ------------     ------------
                                                                                   (UNAUDITED)
REVENUES
  Rental and other income.......................................    $637,000         $148,000
CERTAIN EXPENSES
  Property operating and maintenance............................     101,000           30,000
  Real estate taxes.............................................      93,000           23,000
  Management fees...............................................      26,000            6,000
                                                                    --------         --------
                                                                     220,000           59,000
                                                                    --------         --------
REVENUES IN EXCESS OF CERTAIN EXPENSES..........................    $417,000         $ 89,000
                                                                    ========         ========

                            See accompanying notes.

                         BAY SAN MARCOS INDUSTRIAL PARK

              NOTES TO STATEMENT OF REVENUES AND CERTAIN EXPENSES
                  FOR THE YEAR ENDED DECEMBER 31, 1995 AND THE
                 THREE MONTHS ENDED MARCH 31, 1996 (UNAUDITED)

1. ORGANIZATION

     Bay San Marcos Industrial Park (the "Property") contains 121,768 leasable square feet of industrial space and is located in San Marcos, California. Pacific Gulf Properties Inc. (the "Company") has contracted to acquire the Property.

2. BASIS OF PRESENTATION

     The statement of revenues and certain expenses presents the operations of the Property for the year ended December 31, 1995 and for the three months ended March 31, 1996 (unaudited) and has been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in a Registration Statement on Form S-3 of the Company).

     Certain expenses that are dependent on the particular owner and the carrying value of the Property have been excluded from the statement. The excluded expenses consist primarily of depreciation, interest, and amortization of loan fees. Consequently, the revenues in excess of certain expenses as presented is not intended to be a complete presentation of the Property's revenues and expenses nor is it intended to be comparable to the proposed future operations of the Property.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Revenue Recognition

     The Property is generally leased to tenants under lease terms that are greater than a year and are accounted for as operating leases. Revenues from leases are recognized on a straight-line basis over the term of the related leases. Cost recoveries from tenants are recognized as income in the period the related costs are accrued.

  Capitalization Policy

     Recurring repair and maintenance costs are expensed as incurred. Major replacements and betterments are capitalized.

  Use of Estimates

     The preparation of the statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the statement. Actual results could differ from these estimates in the near term.

  Tenant Concentration

     At December 31, 1995 three tenants leased 68% of the Property's leaseable square footage. The rental revenue earned from each of these tenants totaled $170,000, $105,000 and $90,000 during the year ended December 31, 1995.

                         BAY SAN MARCOS INDUSTRIAL PARK

4. FUTURE MINIMUM LEASE PAYMENTS

     The Property is leased to tenants under leases expiring at various dates through the year 2000. These leases contain provisions for rent increases based on cost-of-living indices and certain leases contain renewal options. The minimum future lease payments to be received under the terms of these operating leases for each of the next five years ending December 31, are as follows:

            1996.....................................................  $ 436,000
            1997.....................................................    339,000
            1998.....................................................    254,000
            1999.....................................................     89,000
            2000.....................................................     15,000

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors
Pacific Gulf Properties, Inc.

     We have audited the accompanying statement of revenues and certain expenses of Escondido Business Center for the year ended December 31, 1995. The statement is the responsibility of management. Our responsibility is to express an opinion on the statement based on our audit.

     We conducted our audit in accordance with generally accepted audited standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement. We believe that our audit provides a reasonable basis for our opinion.

     The accompanying statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in a Registration Statement on Form S-3 of Pacific Gulf Properties, Inc.) as described in Note 2 to the statement and is not intended to be a complete presentation of the revenues and expenses of Escondido Business Center.

     In our opinion, the statement referred to above presents fairly, in all material respects, the revenues and certain expenses, as defined above, of Escondido Business Center for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

                                             ERNST & YOUNG LLP

West Palm Beach, Florida
April 25, 1996

                           ESCONDIDO BUSINESS CENTER

                   STATEMENT OF REVENUES AND CERTAIN EXPENSES
                  FOR THE YEAR ENDED DECEMBER 31, 1995 AND THE
                 THREE MONTHS ENDED MARCH 31, 1996 (UNAUDITED)

                                                                                  THREE MONTHS
                                                                  YEAR ENDED          ENDED
                                                                 DECEMBER 31,       MARCH 31,
                                                                     1995             1996
                                                                 ------------     -------------
                                                                                  (UNAUDITED)
REVENUES
  Rental and other income......................................   $1,233,000        $ 339,000
                                                                  ----------         --------
CERTAIN EXPENSES
  Property operating and maintenance...........................      307,000           66,000
  Real estate taxes............................................      118,000           22,000
  Management fees..............................................       42,000           12,000
                                                                  ----------         --------
                                                                     467,000          100,000
                                                                  ----------         --------
REVENUES IN EXCESS OF CERTAIN EXPENSES.........................   $  766,000        $ 239,000
                                                                  ==========         ========

                            See accompanying notes.

                           ESCONDIDO BUSINESS CENTER

              NOTES TO STATEMENT OF REVENUES AND CERTAIN EXPENSES
                      FOR THE YEAR ENDED DECEMBER 31, 1995
             AND THE THREE MONTHS ENDED MARCH 31, 1996 (UNAUDITED)

1. ORGANIZATION

     Escondido Business Center (the "Property") contains 251,464 leasable square feet of industrial space and is located in Escondido, California. Pacific Gulf Properties Inc. (the "Company") has contracted to acquire the Property.

2. BASIS OF PRESENTATION

     The statement of revenues and certain expenses presents the operations of the Property for the year ended December 31, 1995 and the three months ended March 31, 1996 (unaudited), and has been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in a Registration Statement on Form S-3 of the Company).

     Certain expenses that are dependent on the particular owner and the carrying value of the Property have been excluded from the statement. The excluded expenses consist primarily of depreciation, amortization, interest and selected professional fees. Consequently, the revenues in excess of certain expenses as presented is not intended to be a complete presentation of the Property's revenues and expenses nor is it intended to be comparable to the proposed future operations of the Property.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Revenue Recognition

     The Property is generally leased to tenants under lease terms that are greater than one year and are accounted for as operating leases. Revenues from leases are recognized on a straight-line basis over the term of the related leases. Cost recoveries from tenants are recognized as income in the period the related costs are accrued.

  Capitalization Policy

     Recurring repair and maintenance costs are expensed as incurred. Major replacements and betterments are capitalized.

  Use of Estimates

     The preparation of the statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the statement. Actual results could differ from these estimates in the near term.

  Tenant Concentration

     At December 31, 1995, one tenant leased 8% of the Property's leasable square footage. The rental revenue earned from this tenant totaled $121,000 during the year ended December 31, 1995.

4. MANAGEMENT FEES


     The Property is subject to an agreement with MIG Management Services of California, Inc., a property management company affiliated with the current owner of the Property, to maintain and manage the operations of the Property. Management fees are based on 3.5% of total collected income, as defined, from the Property.

                           ESCONDIDO BUSINESS CENTER

5. FUTURE MINIMUM LEASE PAYMENTS

     The Property is leased to tenants under leases expiring at various dates through the year 2001. These leases contain provisions for rent increased based on cost-of-living indices and certain leases contain renewal options. The minimum future lease payments to be received under the terms of these operating leases for each of the next five years ending December 31 and thereafter, are as follows:

        1996............................................................  $1,023,000
        1997............................................................     724,000
        1998............................................................     281,000
        1999............................................................     133,000
        2000............................................................     108,000
        Thereafter......................................................       9,000

                         REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors
Pacific Gulf Properties Inc.


     We have audited the accompanying statement of revenues and certain expenses of Eden Landing Commerce Park for the year ended December 31, 1995. The statement is the responsibility of management. Our responsibility is to express an opinion on the statement based on our audit.


     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement. We believe that our audit provides a reasonable basis for our opinion.


     The accompanying statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in a Registration Statement on Form S-3 of Pacific Gulf Properties Inc.) as described in Note 2 to the statement and is not intended to be a complete presentation of the revenues and expenses of Eden Landing Commerce Park.



     In our opinion, the statement referred to above presents fairly, in all material respects, the revenues and certain expenses, as defined above, of Eden Landing Commerce Park for the year ended December 31, 1995, in conformity with generally accepted accounting principles.


                                             ERNST & YOUNG LLP

Newport Beach, California

May 20, 1996

                           EDEN LANDING COMMERCE PARK


                   STATEMENT OF REVENUES AND CERTAIN EXPENSES
                      FOR THE YEAR ENDED DECEMBER 31, 1995
             AND THE THREE MONTHS ENDED MARCH 31, 1996 (UNAUDITED)


                                                                                   THREE MONTHS
                                                                   YEAR ENDED         ENDED
                                                                  DECEMBER 31,      MARCH 31,
                                                                      1995             1996
                                                                  ------------     ------------
                                                                                   (UNAUDITED)
REVENUES
  Rental and other income.......................................   $1,270,000        $326,000
CERTAIN EXPENSES
  Property operating and maintenance............................      471,000         100,000
  Real estate taxes.............................................       54,000          14,000
  Management fees...............................................       57,000          15,000
                                                                     --------        --------
                                                                      582,000         129,000
                                                                     --------        --------
REVENUES IN EXCESS OF CERTAIN EXPENSES..........................   $  688,000        $197,000
                                                                     ========        ========


                            See accompanying notes.

                           EDEN LANDING COMMERCE PARK


              NOTES TO STATEMENT OF REVENUES AND CERTAIN EXPENSES
                  FOR THE YEAR ENDED DECEMBER 31, 1995 AND THE
                 THREE MONTHS ENDED MARCH 31, 1996 (UNAUDITED)

1. ORGANIZATION


     Eden Landing Commerce Park (the "Property") contains 193,358 leasable square feet of industrial space and is located in Hayward, California. Pacific Gulf Properties Inc. (the "Company") has contracted to acquire the Property.


2. BASIS OF PRESENTATION

     The statement of revenues and certain expenses presents the operations of the Property for the year ended December 31, 1995 and for the three months ended March 31, 1996 (unaudited) and has been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in a Registration Statement on Form S-3 of the Company).

     Certain expenses that are dependent on the particular owner and the carrying value of the Property have been excluded from the statement. The excluded expenses consist primarily of depreciation, interest, and amortization of loan fees. Consequently, the revenues in excess of certain expenses as presented is not intended to be a complete presentation of the Property's revenues and expenses nor is it intended to be comparable to the proposed future operations of the Property.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Revenue Recognition

     The Property is generally leased to tenants under lease terms that are greater than a year and are accounted for as operating leases. Revenues from leases are recognized on a straight-line basis over the term of the related leases. Cost recoveries from tenants are recognized as income in the period the related costs are accrued.

  Capitalization Policy

     Recurring repair and maintenance costs are expensed as incurred. Major replacements and betterments are capitalized.

  Use of Estimates


     The preparation of the statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the statement. Actual results could differ from these estimates in the near term.



4. MANAGEMENT FEES



     The Property is subject to an agreement with R&B Realty Group, a property management company, to maintain and manage the operations of the Property. Management fees are based on 4.5% of total collected income, as defined, from the Property.

                           EDEN LANDING COMMERCE PARK

5. FUTURE MINIMUM LEASE PAYMENTS



     The Property is leased to tenants under leases expiring at various dates
through the year      . These leases contain provisions for rent increases based on cost-of-living indices and certain leases contain renewal options. The minimum future lease payments to be received under the terms of these operating leases for each of the next five years ending December 31, are as follows:



            1996.....................................................    715,000
            1997.....................................................    334,000
            1998.....................................................    165,000
            1999.....................................................     80,000
            2000.....................................................     33,000

                         REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors
Pacific Gulf Properties Inc.


     We have audited the accompanying statement of revenues and certain expenses of Riverview Industrial Park for the year ended December 31, 1995. The statement is the responsibility of management. Our responsibility is to express an opinion on the statement based on our audit.


     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement. We believe that our audit provides a reasonable basis for our opinion.


     The accompanying statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in a Registration Statement on Form S-3 of Pacific Gulf Properties Inc.) as described in Note 2 to the statement and is not intended to be a complete presentation of the revenues and expenses of Riverview Industrial Park.



     In our opinion, the statement referred to above presents fairly, in all material respects, the revenues and certain expenses, as defined above, of Riverview Industrial Park for the year ended December 31, 1995, in conformity with generally accepted accounting principles.


                                             ERNST & YOUNG LLP

Newport Beach, California

May 20, 1996

                           RIVERVIEW INDUSTRIAL PARK


                   STATEMENT OF REVENUES AND CERTAIN EXPENSES
                      FOR THE YEAR ENDED DECEMBER 31, 1995
             AND THE THREE MONTHS ENDED MARCH 31, 1996 (UNAUDITED)


                                                                                   THREE MONTHS
                                                                   YEAR ENDED         ENDED
                                                                  DECEMBER 31,      MARCH 31,
                                                                      1995             1996
                                                                  ------------     ------------
                                                                                   (UNAUDITED)
REVENUES
  Rental and other income.......................................   $  938,000        $228,000
CERTAIN EXPENSES
  Property operating and maintenance............................      183,000          37,000
  Real estate taxes.............................................      104,000          27,000
  Management fees...............................................       68,000          17,000
                                                                     --------        --------
                                                                      355,000          81,000
                                                                     --------        --------
REVENUES IN EXCESS OF CERTAIN EXPENSES..........................   $  583,000        $147,000
                                                                     ========        ========


                            See accompanying notes.

                           RIVERVIEW INDUSTRIAL PARK


              NOTES TO STATEMENT OF REVENUES AND CERTAIN EXPENSES
                  FOR THE YEAR ENDED DECEMBER 31, 1995 AND THE
                 THREE MONTHS ENDED MARCH 31, 1996 (UNAUDITED)

1. ORGANIZATION


     Riverview Industrial Park (the "Property") contains 297,180 leasable square feet of industrial space and is located in San Bernardino, California. Pacific Gulf Properties Inc. (the "Company") has contracted to acquire the Property.


2. BASIS OF PRESENTATION

     The statement of revenues and certain expenses presents the operations of the Property for the year ended December 31, 1995 and for the three months ended March 31, 1996 (unaudited) and has been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in a Registration Statement on Form S-3 of the Company).

     Certain expenses that are dependent on the particular owner and the carrying value of the Property have been excluded from the statement. The excluded expenses consist primarily of depreciation, interest, and amortization of loan fees. Consequently, the revenues in excess of certain expenses as presented is not intended to be a complete presentation of the Property's revenues and expenses nor is it intended to be comparable to the proposed future operations of the Property.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Revenue Recognition

     The Property is generally leased to tenants under lease terms that are greater than a year and are accounted for as operating leases. Revenues from leases are recognized on a straight-line basis over the term of the related leases. Cost recoveries from tenants are recognized as income in the period the related costs are accrued.

  Capitalization Policy

     Recurring repair and maintenance costs are expensed as incurred. Major replacements and betterments are capitalized.

  Use of Estimates


     The preparation of the statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the statement. Actual results could differ from these estimates in the near term.



  Tenant Concentration



     At December 31, 1995 two tenants leased 60% of the Property's leasable square footage. The rental revenue earned from each of these two tenants totaled $400,000 and $260,000, for the year ended December 31, 1995.



4. MANAGEMENT FEES



     The Property is subject to an agreement with Ares Realty Capital, Inc., a property management company, to maintain and manage the operations of the Property. Management fees are based on a monthly payment of $2,843 plus an amount equal to the greater of $2,800 or 3% of monthly gross collections, as defined, from the Property.

                           RIVERVIEW INDUSTRIAL PARK

5. FUTURE MINIMUM LEASE PAYMENTS



     The Property is leased to tenants under leases expiring at various dates
through the year      . These leases contain provisions for rent increases based on cost-of-living indices and certain leases contain renewal options. The minimum future lease payments to be received under the terms of these operating leases for each of the next five years ending December 31, are as follows:



            1996.....................................................    728,000
            1997.....................................................    712,000
            1998.....................................................    678,000
            1999.....................................................    592,000
            2000.....................................................    346,000

                         REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors
Pacific Gulf Properties Inc.


     We have audited the accompanying statement of revenues and certain expenses of Pacific Park for the year ended December 31, 1995. The statement is the responsibility of management. Our responsibility is to express an opinion on the statement based on our audit.


     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement. We believe that our audit provides a reasonable basis for our opinion.


     The accompanying statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in a Registration Statement on Form S-3 of Pacific Gulf Properties Inc.) as described in Note 2 to the statement and is not intended to be a complete presentation of the revenues and expenses of Pacific Park.



     In our opinion, the statement referred to above presents fairly, in all material respects, the revenues and certain expenses, as defined above, of Pacific Park for the year ended December 31, 1995, in conformity with generally accepted accounting principles.


                                             ERNST & YOUNG LLP

Newport Beach, California

May 20, 1996

                                  PACIFIC PARK


                   STATEMENT OF REVENUES AND CERTAIN EXPENSES
                      FOR THE YEAR ENDED DECEMBER 31, 1995
             AND THE THREE MONTHS ENDED MARCH 31, 1996 (UNAUDITED)


                                                                                   THREE MONTHS
                                                                   YEAR ENDED         ENDED
                                                                  DECEMBER 31,      MARCH 31,
                                                                      1995             1996
                                                                  ------------     ------------
                                                                                   (UNAUDITED)
REVENUES
  Rental and other income.......................................   $  985,000        $250,000
CERTAIN EXPENSES
  Property operating and maintenance............................      179,000          37,000
  Real estate taxes.............................................       88,000          19,000
  Management fees...............................................       95,000          17,000
                                                                     --------        --------
                                                                      362,000          73,000
                                                                     --------        --------
REVENUES IN EXCESS OF CERTAIN EXPENSES..........................   $  623,000        $177,000
                                                                     ========        ========


                            See accompanying notes.

                                  PACIFIC PARK


              NOTES TO STATEMENT OF REVENUES AND CERTAIN EXPENSES
                  FOR THE YEAR ENDED DECEMBER 31, 1995 AND THE
                 THREE MONTHS ENDED MARCH 31, 1996 (UNAUDITED)

1. ORGANIZATION


     Pacific Park (the "Property") contains 99,622 leasable square feet of industrial space and is located in Aliso Viejo, California. Pacific Gulf Properties Inc. (the "Company") has contracted to acquire the Property.


2. BASIS OF PRESENTATION

     The statement of revenues and certain expenses presents the operations of the Property for the year ended December 31, 1995 and for the three months ended March 31, 1996 (unaudited) and has been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in a Registration Statement on Form S-3 of the Company).

     Certain expenses that are dependent on the particular owner and the carrying value of the Property have been excluded from the statement. The excluded expenses consist primarily of depreciation, interest, and amortization of loan fees. Consequently, the revenues in excess of certain expenses as presented is not intended to be a complete presentation of the Property's revenues and expenses nor is it intended to be comparable to the proposed future operations of the Property.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Revenue Recognition

     The Property is generally leased to tenants under lease terms that are greater than a year and are accounted for as operating leases. Revenues from leases are recognized on a straight-line basis over the term of the related leases. Cost recoveries from tenants are recognized as income in the period the related costs are accrued.

  Capitalization Policy

     Recurring repair and maintenance costs are expensed as incurred. Major replacements and betterments are capitalized.

  Use of Estimates

     The preparation of the statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the statement. Actual results could differ from these estimates in the near term.


4. MANAGEMENT FEES



     The Property is subject to an agreement with Koll Management Services, a property management company to maintain and manage the operations of the Property. Management fees are based on 3% of total rental income, as defined, from the Property.

                                  PACIFIC PARK

5. FUTURE MINIMUM LEASE PAYMENTS



     The Property is leased to tenants under leases expiring at various dates
through the year      . These leases contain provisions for rent increases based on cost-of-living indices and certain leases contain renewal options. The minimum future lease payments to be received under the terms of these operating leases for each of the next five years ending December 31, are as follows:



            1996.....................................................    804,000
            1997.....................................................    503,000
            1998.....................................................    287,000
            1999.....................................................    172,000
            2000.....................................................     17,000

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                                           SUBJECT TO COMPLETION

                                                              DATED MAY 20, 1996


PROSPECTUS

                     [LOGO] PACIFIC GULF PROPERTIES INC.

                                 $110,390,196



                COMMON STOCK AND PREFERRED STOCK BY THE COMPANY


                                      AND


           784,419 SHARES OF COMMON STOCK BY THE SELLING STOCKHOLDER

                            ------------------------

     Pacific Gulf Properties Inc. (the "Company") may from time to time offer and sell shares of its common stock, par value $.01 per share (the "Common Stock"), and shares of its preferred stock, par value $.01 per share (the "Preferred Stock," and together with the Common Stock, the "Company Offered Securities"), with an aggregate public offering price not to exceed $110,390,196 in Company Offered Securities, and 784,419 shares of the Company's Common Stock offered hereby by Santa Anita Realty Enterprises, Inc. ("Realty" or the "Selling Stockholder"). The Selling Stockholder may offer and sell from time to time an aggregate of 784,419 shares of the Company's Common Stock (the "Selling Stockholder Offered Securities"). The Company will not receive any of the proceeds from the sale of any Common Stock by the Selling Stockholder. See "Use of Proceeds" and "Plan of Distribution." The Company Offered Securities and the Selling Stockholder Offered Securities are collectively referred to herein as the "Offered Securities." The Offered Securities may be offered separately or together, in separate series, in amounts and at prices and terms to be set forth in one or more supplements to this Prospectus (each a "Prospectus Supplement").

     The terms of the Preferred Stock, including the specific designation and stated value per share, any dividend, liquidation, redemption, conversion, voting and other rights, preferences, privileges and restrictions of the Preferred Stock will be set forth in the applicable Prospectus Supplement. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Offered Securities, in each case as may be appropriate to preserve the status of the Company as a real estate investment trust ("REIT") for Federal income tax purposes. The specific number of shares of Common Stock and issuance price per share will be set forth in the applicable Prospectus Supplement.

     The applicable Prospectus Supplement will also contain information about all material Federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by such Prospectus Supplement.

     The Company and the Selling Stockholder may sell all or a portion of any offering of its securities directly, through agents designated from time to time, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Offered Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. No Offered Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such Offered Securities.


     SEE "RISK FACTORS" BEGINNING AT PAGE 7 OF THIS PROSPECTUS FOR CERTAIN RISK FACTORS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK OR THE PREFERRED STOCK.

                            ------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                 ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

             THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT
    PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO
                           THE CONTRARY IS UNLAWFUL.
                            ------------------------

                  The date of this Prospectus is May   , 1996

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (the "Registration Statement"), of which this Prospectus is a part, under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Offered Securities. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the content of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of the contract or other document filed as an exhibit to the Registration Statement, each statement being qualified in all respects by that reference and the exhibits to the Registration Statement. For further information regarding the Company and the Offered Securities, reference is hereby made to the Registration Statement, the exhibits to the Registration Statement, and the documents incorporated by reference into the Registration Statement, which may be obtained from the Commission at its principal office in Washington, D.C., upon payment of fees prescribed by the Commission.

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Commission. These reports, proxy and information statements, and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 13th Floor, 7 World Trade Center, New York, New York 10048, and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Common Stock is traded on the American Stock Exchange, Inc. ("ASE"). The reports, proxy and information statements and other information can also be inspected at the offices ASE, 86 Trinity Place, New York, New York 10006-1881.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     There are incorporated herein by reference the following documents heretofore filed by the Company under the Exchange Act with the Commission.


     (a) The Company's Current Report on Form 8-K, dated August 30, 1995;
     (b) The Company's Current Report on Form 8-K/A, dated October 27, 1995;
     (c) The Company's Current Report on Form 8-K/A, dated May 7, 1996, amending the
         Company's Current Report on Form 8-K/A, dated October 27, 1995;
     (d) The Company's Current Report on Form 8-K/A, dated May 20, 1996, amending the
         Company's Current Report on Form 8-K/A, dated May 7, 1996, amending the Company's
         Current Report on Form 8-K/A, dated October 27, 1995;
     (e) The Company's Current Report on Form 8-K, dated November 28, 1995;
     (f) The Company's Current Report on Form 8-K/A, dated May 7, 1996, amending the
         Company's Current Report on Form 8-K, dated November 28, 1995;
     (g) The Company's Annual Report on Form 10-K, dated March 21, 1996;
     (h) The Company's Annual Report on Form 10-K/A for the fiscal year ended December 31,
         1995, dated May 7, 1996, amending the Company's Annual Report on Form 10-K, dated
         March 21, 1996;
     (i) The Company's Annual Report on Form 10-K/A for the fiscal year December 31, 1995, amending the Company's Annual Report on Form 10-K/A, dated May 7, 1996.
     (j) The Company's Quarterly Report on Form 10-Q, dated May 1, 1996;
     (k) The Company's Quarterly Report on Form 10-Q/A for the quarter ended March 31, 1996, dated May 7, 1996, amending the Company's Quarterly Report on Form 10-Q, dated May
         1, 1996;
     (l) The Company's Current Report on Form 8-K, dated May 7, 1996;
     (m) The Company's Current Report on Form 8-K/A, dated May 20, 1996, amending the
         Company's Current Report on Form 8-K, dated May 7, 1996; and
     (n) The description of the Company's Common Stock and 8.375% Convertible Subordinated
         Debentures Due 2001 contained in its Registration Statement on Form 8-A/A filed with the Commission, on January 25, 1994 (file no. 1-12546).


     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference into this Prospectus, and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement, this Prospectus, and any applicable Prospectus Supplement to the extent that a statement contained in the Registration Statement, this Prospectus, any applicable Prospectus or any other subsequently filed document that is also incorporated by reference herein modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a Prospectus and accompanying Prospectus Supplement is delivered, upon written or oral request of that person, a copy of any document incorporated herein by reference (other than exhibits to those documents unless the exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates by reference). Written or oral requests should be directed to Shareholder Relations, Pacific Gulf Properties Inc., 363 San Miguel Drive, Newport Beach, California 92660; telephone (714) 721-2700.

                                  THE COMPANY

     Pacific Gulf Properties Inc., a self-administered and self-managed equity REIT, owns, operates, manages, leases, acquires and rehabilitates multifamily and industrial properties. At March 31, 1996, the Company owned a portfolio of 21 multifamily properties, containing 3,945 units, and 11 industrial properties, containing 3,091,000 leasable square feet.

     The Company focuses on properties located in California and the Pacific Northwest, with the largest concentration in Southern California. Management has extensive experience in these markets, and believes that these markets present potential for long-term economic growth because of their proximity to Pacific Rim and NAFTA trading partners, access to ports and other facilities, anticipated growth in population and employment, and desirable climate and recreational environment.

     Management believes that focusing on two property types allows the Company greater opportunities and flexibility than would be available by investing only in one property type. Multifamily and industrial property values move differently within real estate cycles. Apartments have shorter leases than industrial properties and, hence, apartment rental income reacts more quickly to changes in economic conditions. Lease income on industrial properties lags changes in the real estate market due to longer term leases on such properties. The values of these properties and the potential they present for growth are affected by the timing of these rental adjustments.

     The Company's objective is to increase shareholder value by continuing to grow its Funds from Operations by improving net operating income of existing properties and through acquisitions. Management closely monitors rental operations and administrative expenses, utilizes new technologies, periodically conducts contract reviews, and seeks opportunities to maximize economies of scale in order to control costs, reduce tenant turnover and assure that the Company is competitive in all aspects of its operations. The Company also seeks to increase shareholder value through the acquisition of properties that provide attractive initial returns and opportunities to increase Funds from Operations. Additionally, the Company seeks well-located properties in strong markets where values have suffered due to poor management or maintenance and that can be acquired at less than replacement cost.

     The Company's Common Stock is listed on the American Stock Exchange under the symbol "PAG." The Company's executive offices are located at 363 San Miguel Drive, Newport Beach, California, 92660. The telephone number is (714) 721-2700. The Company was incorporated in Maryland in August of 1993.

                                USE OF PROCEEDS

     Unless otherwise described in the Prospectus Supplement which accompanies this Prospectus, the Company intends to use the net proceeds from the sale of the Company Offered Securities for general corporate purposes, which may include acquiring additional industrial or multifamily properties or interests in entities owning industrial or multifamily properties as suitable opportunities arise, making improvements to properties, repaying certain then-outstanding secured or unsecured indebtedness and for working capital. Pending use for the foregoing purposes, such proceeds may be invested in short-term, interest-bearing time or demand deposits with financial institutions, cash items or qualified government securities.

     The Company will not receive any proceeds from the sale of any Common Stock by the Selling Stockholder.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratios of earnings to fixed charges for the Company and for the predecessor to the Company prior to February 18, 1994.

                                                                                      THREE MONTHS
                                                     YEAR ENDED DECEMBER 31,             ENDED
                                              --------------------------------------   MARCH 31,
                                               1995    1994    1993    1992    1991       1996
                                              ------  ------  ------  ------  ------  ------------
  Ratio of Earnings to Fixed Charges........   1.12x   1.26x    .74x    .58x    .55x      1.07x

     For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of net earnings before income taxes, extraordinary items, minority/predecessor interest income and fixed charges. Fixed charges consist of interest expense, capitalized interest and amortization of deferred financing costs.

     Prior to completion of the Company's initial public offering in February 1994, the predecessor of the Company operated in a highly leveraged manner. As a result, although the Company and the predecessor have historically generated positive net cash flow, the financial statements of the predecessor show net losses for the periods prior to February 1994. Consequently, the computation of the ratio of earnings to fixed charges for such periods indicate that earnings were inadequate to cover fixed charges by approximately $1.6 million, $2.3 million and $1.9 million for the years ended December 31, 1993, 1992 and 1991 respectively.

                              SELLING STOCKHOLDER

     Upon completion of its initial public offering in February 1994, the Company purchased the multifamily and industrial operations of Realty. In connection with such acquisition the Company issued 149,900 shares of its Common Stock to Realty. Additionally, in October 1994, the Company acquired Realty's interest in the partnership that owned Baldwin Industrial Park, which contains 623,000 leasable square feet of industrial space, for 559,748 shares of Common Stock, and issued 74,671 shares of Common Stock to Realty as payment for the Company's corporate offices and certain other assets. The aggregate of 784,419 shares so issued to Realty constitute the Selling Stockholder Offered Securities which are covered by the Registration Statement of which this Prospectus is a part.

     The Prospectus Supplement relating to any shares of Common Stock offered by the Selling Stockholder will set forth the number of shares of such Common Stock offered, as well as the number of shares of Common Stock and percentage of such class owned by the Selling Stockholder upon completion of such offering. In the event that any offering by the Selling Stockholder is underwritten, the Company will have the right to select the managing underwriter or underwriters, subject to approval by the Selling Stockholder. Additionally, if an offering by the Selling Stockholder is made in conjunction with an offering by the Company of Company Offered Securities, the Selling Stockholder must sell its Common Stock to the underwriter selected by the Company on the same terms and conditions as are applicable to the Company, unless otherwise stated in an applicable Prospectus Supplement. The Selling Stockholder may also elect to sell all or a portion of its shares of Common Stock pursuant to an exemption from registration. Under the terms of an agreement between the Company and the Selling Stockholder dated November 15, 1993, the Selling Stockholder must also comply with various terms and conditions in selling its shares of Common Stock.

                              PLAN OF DISTRIBUTION

     The Company and the Selling Stockholder may sell the Offered Securities through one or more underwriters or dealers, directly to one or more purchasers, through agents, or through a combination of any such methods of sale. Any such underwriter or agent involved in the offer and sale of the Offered Securities will be named in the applicable Prospectus Supplement. Sales of Offered Securities pursuant to any applicable Prospectus Supplement may be effected from time to time in one or more transactions at a fixed price or prices which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as the Company's agents or the Selling Stockholder's agents to offer and sell the Offered Securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of the Offered Securities, underwriters may be deemed to have received compensation from the Company or the Selling Stockholder in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Offered Securities for whom they may act as agent. Underwriters may sell the Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

     Any underwriting compensation paid by the Company or the Selling Stockholder to underwriters or agents in connection with the offering of the Offered Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers, and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with, or perform services for, or be customers of, the Company in the ordinary course of business.

     If so indicated in the applicable Prospectus Supplement, the Company or the Selling Stockholder, as the case may be, will authorize dealers acting as the Company's or the Selling Stockholder's agents to solicit offers by certain institutions to purchase the Offered Securities from the Company or the Selling Stockholder at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate amount of the Offered Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except: (i) the purchase by an institution of the Offered Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject; and (ii) if the Offered Securities are being sold to underwriters, the Company or the Selling Stockholder shall have sold to such underwriters the total amount of the Offered Securities less the amount thereof covered by the Contracts.

     Unless otherwise specified in the related Prospectus Supplement, each series of Company Offered Securities will be a new issue with no established trading market, other than the Common Stock which is listed on the American Stock Exchange. Any shares of Common Stock sold by the Company pursuant to a Prospectus Supplement will be listed on such exchange, subject to official notice of issuance; the shares of Common Stock comprising the Selling Stockholder Offered Securities have previously been listed on the American Stock Exchange. The Company may elect to list any series of Preferred Stock on any exchange, but is not obligated to do so. It is possible that one or more underwriters may make a market in a series of Offered Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of the trading market of the Offered Securities.

     Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for the Company and its subsidiaries in the ordinary course of business.

                                  RISK FACTORS

     Prospective investors should carefully consider the following information in conjunction with the other information contained in this Prospectus and the applicable Prospectus Supplement before purchasing Offered Securities.

DEBT FINANCING; RISK OF RISING INTEREST RATES

     The Company is subject to the risks normally associated with debt financing, including the risk that the Company's cash flow will be insufficient to meet required payments of principal and interest, that the Company will not be able to refinance existing indebtedness on its properties, or that the terms of such refinancing will not be as favorable as the terms of existing indebtedness. As of December 31, 1995, the Company had outstanding approximately $150 million of indebtedness secured by certain of its properties.

     If prevailing interest rates or other factors at the time of refinancing result in higher interest rates on refinancing, the Company's interest expense would increase, which would adversely affect the Company's cash provided by operating activities and its ability to make distributions or payments to holders of its securities. In addition, in the event the Company were unable to secure refinancing of such indebtedness on acceptable terms, the Company might be forced to dispose of properties upon disadvantageous terms, which might result in losses to the Company and might adversely affect the Company's funds from operations. In addition, if a property or properties are mortgaged to secure payment of indebtedness and the Company is unable to meet mortgage payments, the property could be foreclosed upon by or otherwise transferred to the mortgagee with a consequent loss of income and asset value to the Company.

RISKS OF ACQUISITION AND DEVELOPMENT ACTIVITIES

     The Company intends to actively continue to acquire industrial and multifamily residential properties. Acquisitions of such properties entail risks that investments will fail to perform in accordance with expectations. Estimates of the costs of improvements to bring an acquired property up to standards established for the market position intended for that property may prove inaccurate. In addition, there are general real estate investment risks associated with any new real estate investment.

     The Company may also pursue industrial and multi-family residential property development projects, although it has not heretofore done so. Such projects generally require various governmental and other approvals, the receipt of which cannot be assured. Such development activities will entail certain risks, including the expenditure of funds on and devotion of management's time to projects which may not come to fruition; the risk that construction costs of a project may exceed original estimates, possibly making the project not economical; the risk that occupancy rates and rents at a completed project will be less than anticipated; and the risk that expenses at a completed development will be higher than anticipated. These risks may result in a development project causing a reduction in funds from operations or the funds available for distribution.

GENERAL REAL ESTATE INVESTMENT RISKS

     Real property investments are subject to a variety of risks. The yields available from equity investments in real estate depend on the amount of income generated and expenses incurred. If the Company's properties do not generate sufficient income to meet operating expenses, including debt service and capital expenditures, the Company's cash flow and ability to make distributions to its stockholders will be adversely affected. The performance of the economy in each of the areas in which the Company's properties are located affects occupancy, market rental rates and expenses and, consequently, has an impact on the income from the Company's properties and their underlying values. The financial results of major local employers may have an impact on the cash flow and value of certain of the Company's properties.

LACK OF GEOGRAPHIC DIVERSIFICATION

     The Company's properties are located in California and the Pacific Northwest, with the largest concentration in Southern California. Income from the Company's properties may be adversely affected by the general economic climate, local economic conditions in which the Properties are located, such as an oversupply of space or a reduction in demand for rental space, the attractiveness of the Company's properties to tenants, competition from other available space, the ability of the Company to provide the adequate maintenance and insurance and increased operating expenses. There is also the risk that as leases on the Company's properties expire, tenants will enter into new leases on terms that are less favorable to the Company. Income and real estate values may also be adversely affected by such factors as applicable laws (e.g., ADA and tax laws), interest rate levels and the availability of financing. In addition, real estate investments are relatively illiquid and, therefore, will tend to limit the ability of the Company to vary its portfolio promptly in response to changes in economic or other conditions.

AFFORDABLE HOUSING LAWS

     Certain of the Company's multi-family properties are, and will be in the future, subject to federal, state and local statutes or other restrictions requiring that a percentage of apartment homes be made available to residents whose incomes do not exceed a certain percentage of the local median. These laws and regulations, as well as any changes thereto making it more difficult to meet such requirements, or a reduction in or elimination of certain financing advantages available to those persons satisfying such requirements, could adversely affect the Company's profitability and its ability to develop certain communities in the future.

COMPETITION

     Numerous industrial and residential properties compete with the Company's properties in attracting tenants to lease space. Some of these competing properties are newer, better located or better capitalized than the Company's properties. The number of competitive properties in a particular area could have a material effect on the Company's ability to lease space in its properties or at newly developed or acquired properties and on the rents charged.

POSSIBLE ENVIRONMENTAL LIABILITIES

     Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate is liable for the costs of removal or remediation of certain hazardous or toxic substances on or in such property. Such laws often impose such liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. The presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's or operator's ability to sell or rent such property or to borrow using such property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs or removal or remediation of such substances at a disposal or treatment facility, whether or not such facility is owned or operated by such person. In connection with the ownership (direct or indirect), operation, management and development of real properties, the Company may be considered an owner or operator of such properties or as having arranged for the disposal or treatment of hazardous or toxic substances and, therefore, may be potentially liable for removal or remediation costs, as well as certain other costs, including governmental fines and injuries to persons and property.

     Certain environmental laws impose liability for any release of asbestos-containing materials ("ACMs") into the air. In addition, third parties may seek recovery from owners or operators of real properties for personal injury associated with exposure to ACMs released from such properties. Limited quantities of ACMs are present in various building materials such as floor coverings, ceiling texture material, acoustical tiles and decorative treatments located at certain of the Company's properties. The ACMs present at such properties are generally in good condition, and possess low probabilities for unintentional disturbance. The Company has implemented operations and mainte-nance plans for properties where ACMs are present or reasonably suspected. It is the Company's policy that generally ACMs will be removed by the Company in the ordinary course of renovation and construction.

     There may also be potential liability associated with lead-based paint arising from lawsuits alleging personal injury and related claims. Typically, the existence of lead paint is more of a concern in residential units than in commercial properties. A structure built prior to 1978 may contain lead-based paint and thus may present a potential for exposure to lead. Structures built after 1978 are not likely to contain lead-based paint. The Company's existing multifamily properties have not been tested for lead-based paint; because most were constructed before 1978, they may contain lead-based paint, and thus could pose a potential health risk caused by exposure to lead.

     The existence of electric transmission lines near the Company's properties were not searched for. Electric transmission lines are one of many sources of electro-magnetic fields ("EMFs") to which people may be exposed. Research into potential health impacts associated with exposure to EMFs has produced inconclusive results. Notwithstanding the lack of conclusive scientific evidence, some states now regulate the strength of electric and magnetic fields emanating from electric transmission lines, while others have required transmission facilities to measure for levels of EMFs. In addition, the Company understands that lawsuits have, on occasion, been filed (primarily against electric utilities) alleging personal injuries resulting from exposure as well as fear of adverse health effects. In addition, fear of adverse health effects from transmission lines has been a factor considered in determining property values in obtaining financing and in condemnation proceedings. Therefore, there is a potential for the value of the Company's properties to be affected as a result of proximity to a transmission line and for the Company to be exposed to damage claims by persons exposed to EMFs.

     Each of the Company's properties has been subjected to a Phase I or similar environmental assessment (which involves general inspections without soil sampling or groundwater analysis and generally without radon testing) completed by licensed and qualified independent environmental consultant companies. Some of the properties have been subject to a limited subsurface investigation. These environmental assessments have not revealed any environmental liability, nor is the Company aware of any environmental liability, that the Company's management believes would have a material adverse effect on the company's business, assets or results of operations.

     No assurance can be given that existing environmental assessments with respect to any of the Properties would reveal all environmental liabilities, that any prior owner of any of the Company's properties did not create any material environmental condition not known to the Company, or that a material environmental condition does not otherwise exist as to any one or more of the Company's properties.

GENERAL UNINSURED LOSSES

     The Company carries comprehensive liability, fire, flood, extended coverage and rental loss insurance for each of its properties, with policy specifications, limits and deductibles customarily carried for similar properties. There are, however, certain types of extraordinary losses which are either uninsurable or not economically insurable. Further, all of the Company's properties are located in areas that are subject to earthquake activity. Although the Company has obtained certain limited earthquake insurance policies, should one or more of the Company's properties sustain damage as a result of an earthquake, the Company may sustain losses due to insurance deductibles, co-payments on insured losses or uninsured losses.

ADVERSE CONSEQUENCES OF FAILURE TO QUALIFY AS A REIT

     Tax Liabilities Upon Failure to Qualify as a REIT. The Company made the election to be treated for federal income tax purposes as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). No assurance can be given that the Company will operate in a manner enabling it to remain so qualified. Qualification as a REIT involves the application of highly technical and complex Code provisions which have only a limited number of judicial or administra-tive interpretations, and the determination of various factual matters and circumstances not entirely within the Company's control may impact its ability to qualify as a REIT. In addition, no assurance can be given that new legislation, regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to the qualification as a REIT or the federal income tax consequences of such qualification.

     If in any taxable year the Company does not qualify as a REIT, it would be taxed as a regular corporation and distributions to the holders of the Common Stock would not be deductible by the Company in computing its taxable income. In addition, unless entitled to relief under certain statutory provisions, the Company will also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. This treatment would significantly reduce the funds from operations available for investment or distribution or payment to holders of the securities because of the additional tax liability to the Company for the year or years involved. In addition, the Company would no longer be required by the Code to make any distributions.

     To qualify as a REIT, the Company is required to distribute at least 95% of its taxable income to its shareholders each year. Possible timing differences between receipt of income and payment of expenses, and the inclusion and deduction of such amounts in determining taxable income, could require the Company to reduce its dividends below the level necessary to maintain its qualification as a REIT, which would have material adverse tax consequences.

QUALIFICATION OF THE OPERATING PARTNERSHIP AS A PARTNERSHIP FOR FEDERAL INCOME TAX PURPOSES; IMPACT ON REIT STATUS

     PGP Inland Communities, L.P., the Company's subsidiary operating partnership (the "Operating Partnership"), is intended to be treated as a partnership for federal income tax purposes. If the IRS were to challenge successfully the status of the Operating Partnership as a partnership for federal income tax purposes, the Operating Partnership would be treated as an association taxable as a corporation. In such event, for federal income tax purposes the character of the Company's assets and income pertaining to its interest in the Operating Partnership would change, and could cause the Company to fail to meet the requirements for taxation as a REIT for federal income tax purposes and therefore to be taxed as a regular corporation. The imposition of a corporate tax on the Company and the Operating Partnership would significantly reduce the funds from operations available for investment or distribution or payment to holders of the securities.

     Other REIT Taxes. Although qualified to be taxed as a REIT, certain transactions or other events could lead to the Company being taxed at rates ranging from 4% to 100% on certain income or gains.

DEPENDENCE ON KEY PERSONNEL

     The Company's management has substantial experience in acquiring, managing and financing multifamily and industrial properties. The Company believes that its success will depend in significant part upon the efforts of such persons and that it may be difficult to replace such persons with individuals having comparable experience.

ISSUANCE OF SHARES MAY ADVERSELY AFFECT MARKET PRICE OF COMMON STOCK AND DILUTE PER SHARE AMOUNTS AVAILABLE FOR DISTRIBUTION

     Future issuances of substantial amounts of Common Stock upon conversion of the Company's 8.375% Convertible Subordinated Debentures (the "Debentures") could adversely affect the market price for the Common Stock and dilute per share amounts available for distribution to shareholders. An aggregate of $56,551,000 in principal amount of Debentures, convertible into an aggregate of 3,036,710 additional shares of Common Stock, was issued by the Company in February 1994. The Debentures are convertible at any time at the election of the holders.

                          DESCRIPTION OF COMMON STOCK

     The summary of the terms of the Company's Common Stock set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to the Articles of Incorporation and Bylaws of the Company.

GENERAL

     The Articles of Incorporation of the Company provide that the Company may issue up to 60,000,000 shares of capital stock, consisting of 25,000,000 shares of common stock, par value $.01 per share (the "Common Stock"), 30,000,000 shares of excess stock, par value $.01 per share (the "Excess Shares"), and 5,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"). As of March 15, 1996, 4,857,351 shares of Common Stock and no shares of Preferred Stock or Excess Shares were issued and outstanding. Under Maryland law, shareholders generally are not liable for the corporation's debts or obligations.

TERMS

     All shares of Common Stock offered hereby by the Company will be upon issuance and delivery against payment, and all shares of Common Stock offered hereby by the Selling Stockholder are, duly authorized, fully paid and nonassessable. Subject to the preferential rights of any other shares or series of capital stock and to the provisions of the Company's Articles of Incorporation regarding Excess Shares, holders of Common Stock will be entitled to receive distributions on such shares if, as and when authorized and declared by the Board of Directors of the Company out of assets legally available therefor, and to share ratably in the assets of the Company legally available for distribution to its shareholders in the event of its liquidation, dissolution or winding-up after payment of, or adequate provision for, all known debts and liabilities of the Company.

     The Company commenced quarterly distributions on its Common Stock on April 15, 1994, and intends to continue making quarterly distributions on the outstanding shares of Common Stock.

     Subject to the provisions of the Company's Articles of Incorporation, regarding Excess Shares and to the matters discussed under "Certain Provisions of Maryland Law and of the Company's Articles of Incorporation and Bylaws -- Control Share Acquisitions," each outstanding share of Common Stock entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of directors, and, except as otherwise required by law or except as provided with respect to any other class or series of stock, the holders of such Common Stock will possess the exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of all plurality of the outstanding Common Stock can elect all of the directors then standing for election and the holders of the remaining Common Stock will not be able to elect any directors.

     Holders of Common Stock have no conversion, sinking fund, redemption rights or preemptive rights to subscribe for any securities of the Company.

     Subject to the provisions of the Company's Articles of Incorporation, regarding Excess Shares, all Common Stock will have equal dividend, distribution, liquidation and other rights, and will have no preference, appraisal or exchange rights.

     Pursuant to the Maryland General Corporation Law (the "MGCL"), a corporation generally cannot dissolve, amend its Articles of Incorporation, merge, transfer all or substantially all of its assets, engage in a share exchange or engage in certain similar fundamental transactions unless recommended by the Board of Directors and approved by the affirmative vote of shareholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation's Articles of Incorporation. The Company's Articles of Incorporation require the affirmative vote of shareholders holding at least a majority of all the votes entitled to be cast on such matters. In addition, a number of other provisions of the MGCL could have a significant effect on the Common Stock and the rights and obligations of holders thereof. See "Certain Provisions of Maryland Law of the Company's Articles of Incorporation and Bylaws."

     The transfer agent and registrar for the Common Stock is Harris Trust Company of California.

                         DESCRIPTION OF PREFERRED STOCK

GENERAL

     The following description of terms of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. Certain other terms of any series of the Preferred Stock offered by any Prospectus Supplement will be described in such Prospectus Supplement. The description of certain provisions of the Preferred Stock set forth below and in any Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the Company's Articles of Incorporation and the Board of Directors' resolution or resolutions relating to each series of the Preferred Stock which will be filed with the Commission and incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part at or prior to the time of the issuance of such series of Preferred Stock.

     Subject to limitations prescribed by the MGCL and the Articles of Incorporation, the Board of Directors is authorized to issue shares of Preferred Stock in one or more series, to establish from time to time the number of shares of Preferred Stock to be included in any such series and to fix for any such series the designation and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption. The Company is authorized to issue five million shares of Preferred Stock, of which no shares are currently outstanding.

     The Preferred Stock shall have the dividend, liquidation, redemption and voting rights set forth below, unless otherwise provided in a Prospectus Supplement relating to a particular series of the Preferred Stock. Reference is made to the Prospectus Supplement relating to the particular series of the Preferred Stock offered thereby for specific terms, including: (i) the designation and stated value per share of such Preferred Stock and the number of shares offered; (ii) the amount of liquidation preference per share; (iii) the initial public offering price at which such Preferred Stock will be issued; (iv) the dividend rate (or method of calculation), the dates on which dividends shall be payable and the dates from which dividends shall commence to cumulate, if any; (v) any redemption or sinking fund provisions; (vi) any conversion right;
(vii) any listing of the Preferred Stock on any securities exchange; (viii) any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions not in conflict with the Articles of Incorporation or the MGCL; (ix) a discussion of Federal income tax considerations applicable to the Preferred Stock; (x) the relative ranking and preferences of the Preferred Stock as to dividends and rights upon liquidation; and (xi) any limitations on direct or beneficial ownership and restrictions on transfer. The Preferred Stock will, when issued for lawful consideration therefor, be fully paid and nonassessable and will have no preemptive rights.

     Unless otherwise indicated in a Prospectus Supplement relating thereto, Harris Trust Company of California will be the transfer agent and registrar for shares of each series of Preferred Stock.

RANK

     Unless otherwise specified in the Prospectus Supplement, the Preferred Stock will, with respect to dividend rights upon liquidation, dissolution or winding up of the Company, rank: (i) senior to all classes or series of Common Stock and to all equity securities ranking junior to such Preferred Stock; (ii) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Preferred Stock; and (iii) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to the Preferred Stock. The rights of the holders of each series of Preferred Stock will be subordinate to those of the Company's general creditors.

DIVIDENDS

     Holders of each series of Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of assets of the Company legally available for payment, cash dividends at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Such rate may be fixed or variable or both. Each such dividend shall be payable to holders of record as they appear on the share transfer books of the Company on such record dates as shall be fixed by the Board of Directors, as specified in the Prospectus Supplement relating to such series of Preferred Stock.

     Dividends on any series of Preferred Stock may be cumulative or noncumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If the Board of Directors fails to declare a dividend payable on a dividend payment date on any series of Preferred Stock for which dividends are noncumulative, then the holders of such series of Preferred Stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and the Company will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date. Dividends on shares of each series of Preferred Stock for which dividends are cumulative will accrue from the date on which the Company initially issues shares of such series.

     So long as any series of Preferred Stock shall be outstanding, unless: (i) full dividends (including, if such dividends are cumulative, dividends for prior dividend periods) shall have been paid or declared and set apart for payment on all outstanding shares of Preferred Stock of such series and all other classes and series of Preferred Stock (other than "Junior Stock," as defined below; and (ii) the repurchase or other mandatory retirement of, or with respect to any sinking or other analogous fund for, any shares of Preferred Stock of such series or any other Preferred Stock of any class or series (other than Junior Stock), the Company may not declare any dividends on any Common Stock or any other equity securities of the Company ranking as to dividends or distributions of assets junior to such series of Preferred Stock (the Common Stock and any such other equity securities being herein referred to as "Junior Stock"), or make any payment on account of, or set apart money for the purchase, redemption of other retirement of or for a sinking or other analogous fund, for any Junior Stock or make any distribution in respect thereof, whether in cash or property or in obligations or equity securities of the Company, other than shares of Junior Stock which are neither convertible into, nor exchangeable or exercisable for, any securities of the Company other than shares of Junior Stock.

     Any dividend payment made on a series of Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series which remains payable.

REDEMPTION

     A series of Preferred Stock may be redeemable in whole or in part, from time to time, at the option of the Company, or may be subject to mandatory redemption pursuant to a sinking fund or otherwise, in each case upon the terms, at the times and at the redemption prices set forth in the Prospectus Supplement related to such series. Shares of Preferred Stock redeemed by the Company will be restored to the status of authorized but unissued Preferred Stock of the Company.

     The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such Preferred Stock that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such Preferred Stock does not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Stock of any series is payable only from the net proceeds of the issuance of equity securities of the Company, the terms of such series of Preferred Stock may provide that, if no such equity securities shall have been issued or, to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Stock shall automatically and mandatorily be converted into the applicable equity securities of the Company pursuant to conversion provisions specified in the applicable Prospectus Supplement.

     So long as any dividends on shares of any series of Preferred Stock or any other series of Preferred Stock of the Company ranking on a parity as to dividends and distribution of assets with such series of Preferred Stock are in arrears, no shares of any such series of Preferred Stock or such other series of Preferred Stock of the Company will be redeemed (whether by mandatory or optional redemption) unless all such shares are simultaneously redeemed, and the Company will not purchase or otherwise acquire any such shares; provided, however, that the foregoing will not prevent the purchase or acquisition of such shares pursuant to a purchase or exchange offer made on the same terms to holders of all such shares outstanding.

     In the event that fewer than all of the outstanding shares of a series of Preferred Stock are to be redeemed, whether by mandatory or optional redemption, the number of shares to be redeemed will be determined by lot or pro rata (subject to rounding to avoid fractional shares) as may be determined by the Company or by any other method as may be determined by the Company in its sole discretion to be equitable. From and after the redemption date (unless default shall be made by the Company in providing for the payment of the redemption price plus accumulated and unpaid dividends, if any), dividends shall cease to accumulate on the shares of Preferred Stock called for redemption and all rights of the holders thereof (except the right to receive the redemption price plus accumulated and unpaid dividends, if any) shall cease.

LIQUIDATION PREFERENCE

     Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution or payment shall be made to the holders of any Junior Stock, the holders of each series of Preferred Stock shall be entitled to receive out of assets of the Company legally available for distribution to stockholders, liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Stock will have no right or claim to any of the remaining assets of the Company. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding Preferred Stock and the corresponding amounts payable on all shares of other classes or series of equity securities of the Company ranking on a parity with the Preferred Stock in the distribution of assets, then the holders of the Preferred Stock and all other such classes or series of equity securities shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

     If liquidating distributions shall have been made in full to all holders of Preferred Stock, the remaining assets of the Company shall be distributed among the holders of shares of Junior Stock, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Company with or into any other corporation, or the sale, lease or conveyance of all or substantially all of the assets or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

VOTING RIGHTS

     Except as indicated below or in a Prospectus Supplement relating to a particular series of Preferred Stock, or except as required by applicable law, holders of the Preferred Stock will not be entitled to vote for any purpose.

     So long as any series of Preferred Stock remains outstanding, the consent or the affirmative vote of the holders of at least a majority of the votes entitled to be cast with respect to the then outstanding shares of such series of Preferred Stock together with any "Other Preferred Stock" (as defined below), voting as one class, either expressed in writing or at a meeting called for that purpose, will be necessary: (i) to permit, effect or validate the authorization, or any increase in the authorized amount, of any class or series of equity securities of the Company ranking prior to Preferred Stock of such series as to dividends, voting or upon distribution of assets; and (ii) to repeal, amend or otherwise change any of the provisions applicable to the Preferred Stock of such series in any manner which adversely affects the powers, preferences, voting power or other rights or privileges of such series of Preferred Stock. In case any series of Preferred Stock would be so affected by any such action referred to in clause (ii) above in a different manner than one or more series of Other Preferred Stock which will be similarly affected, the holders of the Preferred Stock of such series, together with any series of Other Preferred Stock which will be similarly affected, will be entitled to be cast with respect to each such series of Preferred Stock and Other Preferred Stock then outstanding, in lieu of the consent or affirmative vote hereinafter otherwise required.

     With respect to any matter as to which the Preferred Stock of any series is entitled to vote, holders of the Preferred Stock of such series and any other series of Preferred Stock ranking on a parity with such series of Preferred Stock as to dividends and distributions of assets and which by its terms provides for similar voting rights (the "Other Preferred Stock") will be entitled to cast the number of votes set forth in the Prospectus Supplement with respect to that series of Preferred Stock. As a result of the provisions described in the preceding paragraph requiring the holders of shares of a series of Preferred Stock to vote together as a class with the holders of shares of one or more series of Other Preferred Stock, it is possible that the holders of such shares of Other Preferred Stock could approve action that would adversely affect such series of Preferred Stock, including the creation of a class of shares of beneficial interest ranking prior to such shares of Preferred Stock as to dividends, voting or distributions of assets.

CONVERSION RIGHTS

     The terms and conditions, if any, upon which shares of any series of Preferred Stock are convertible into Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock into which the Preferred Stock is convertible, the conversion price (or manner of calculation thereof), the conversion period, the provisions as to whether conversion will be at the option of the holders of the Preferred Stock or the Company, the events requiring an adjustment of the conversion price and the provisions affecting conversion.

RESTRICTIONS ON OWNERSHIP

     See "Restrictions on Transfer of Capital Stock" for a discussion of the restrictions on transfers of shares of capital stock necessary for the Company to qualify as a REIT under the Internal Revenue Code of 1986, as amended.

                   RESTRICTIONS ON TRANSFER OF CAPITAL STOCK

     For the Company to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), not more than 50% in value of its issued and outstanding capital stock may be owned, directly or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year, and the shares of issued and outstanding capital stock of the Company must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months (or during a proportionate part of a shorter taxable year). Because the Board of Directors believes it is essential for the Company to qualify as a REIT, the Board of Directors has included certain provisions in the Articles of Incorporation restricting the acquisition of the Company's capital stock, including Common Stock.

     The provision setting forth the Ownership Limit provides that, subject to certain exceptions, no shareholder (other than Realty) may own, or be deemed to own by virtue of the constructive ownership provisions of the Code, more than the Ownership Limit, which is equal to 9.8% in value or in number, whichever is more restrictive, of the issued and outstanding capital stock of the Company. The constructive ownership rules are complex and may cause Common Stock owned directly or constructively by a group of related individuals or entities to be constructively owned by one individual or entity. As a result, the acquisition of less than 9.8% in value or in number of shares of the Common Stock (or the acquisition of an interest in an entity which owns Common Shares) by an individual or entity could cause that individual or entity (or another individual or entity) to constructively own in excess of 9.8% in value or in number of the issued and outstanding capital stock of the Company, and thus subject such Common Stock to the Ownership Limit. In addition, for these purposes, Common Stock that may be acquired upon conversion of the 8.375% Convertible Subordinated Debentures Due 2001 previously issued by the Company (the "Debentures") owned or deemed owned by an investor, but not Common Stock issuable with respect to Debentures held by others, are deemed to be owned by the investor and outstanding prior to conversion, for purposes of determining the percentage of ownership of Common Stock owned by that investor.

     The Board of Directors may waive the Ownership Limit with respect to a particular shareholder if evidence satisfactory to the Board of Directors and the Company's tax counsel is presented that such ownership will not then or in the future jeopardize the Company's status as a REIT. As a condition of such waiver, the Board of Directors may require opinions of counsel satisfactory to it and an undertaking from the applicant with respect to preserving the REIT status of the Company. If shares of Common Stock are issued or transferred to any person, which would result in a violation of the Ownership Limit, or which would cause the Company to be beneficially owned by fewer than 100 persons, such issuance or transfer shall be null and void ab initio, and the intended transferee will acquire no rights to, or economic interest in, the Common Stock.

     The Articles of Incorporation provide that a transfer or other event that results in a person owning Common Stock in excess of the Ownership Limit is null and void ab initio as to the intended transferee or purported owner, and the intended transferee or purported owner acquires or retains no rights or economic interest in those shares of Common Stock. Common Stock purportedly owned, or deemed to be owned, or transferred to a person in excess of the Ownership Limit, will automatically be exchanged for shares of a separate class of stock ("Excess Shares") that will be transferred, by operation of law, to a trust for the exclusive benefit of the transferee or transferees to whom the Common Stock may ultimately be transferred (without violating the Ownership Limit). While held in trust, the Excess Shares will not be entitled to vote, will not be considered outstanding for purposes of any shareholder vote or the determination of a quorum for such vote, and will not be entitled to participate in any distributions made by the Company. Any dividend or distribution paid to a proposed transferree or owner on Excess Shares prior to the discovery by the Company that such shares have become directly or constructively owned in violation of the Company's Articles of Incorporation shall be repaid to the Company upon demand. The intended transferree or owner may, at any time the Excess Shares are held by the Company in trust, transfer the Excess Shares at a price not to exceed the price paid by the intended transferee or owner to any person whose ownership of such Excess Shares would be permitted under the Ownership Limit, at which time the Excess Shares will automatically be exchanged for shares of Common Stock. In addition, the Company would have the right, for a period of 90 days during the time the Excess Shares are held by the Company in trust, to purchase all or any portion of the Excess Shares from the intended transferee or owner at a price equal to the lesser of the price paid for the shares of Common Stock by the intended transferee or owner and the closing market price for the shares of Common Stock on the date the Company exercises its option to purchase the Common Stock. This period commences on the date of the violative transfer of ownership if the intended transferee or owner gives notice of the transfer to the Company, or the date the Board of Directors determines that a violative transfer has occurred with no notices provided.

     The Ownership Limit will not be automatically removed even if the REIT provisions of the Code are changed so as to no longer contain any ownership concentration limitation or if the Board of Directors and the shareholders of the Company determine that it is no longer in the best interest of the Company to attempt to qualify, or to continue to qualify, as a REIT. Except as otherwise described above, any change of the Ownership Limit would require an amendment to the Articles of Incorporation. Amendments to the Articles of Incorporation require recommendation by the Board of Directors and the affirmative vote of shareholders holding at least a majority of all the votes entitled to be cast on the matter. In addition to preserving the Company's status as a REIT, the Ownership Limit may have the effect of precluding an acquisition of control of the REIT without the approval of the Board of Directors.

     All certificates representing shares of Common Stock will bear a legend referring to the restrictions described above.

     All persons who own a specified percentage (or more) of outstanding Common Stock must file an affidavit with the Company containing information regarding their ownership of Common Stock, as set forth in the Treasury Regulations. Under current Treasury Regulations, the percentage will be set between one-half of one percent and five percent, depending on the number of record holders of Common Stock. In addition, each shareholder shall upon demand by the Company be required to disclose to the Company in writing such information with respect to the direct, indirect and constructive ownership of shares as the Board of Directors deems necessary to comply with the provisions of the Code applicable to a REIT or to comply with the requirements of any taxing authority or government agency.

     The ownership limitations could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of Common Stock might receive a premium for their shares over the then prevailing market price or which such holders might believe to be otherwise in their best interest.

                   CERTAIN PROVISIONS OF MARYLAND LAW AND OF
               THE COMPANY'S ARTICLES OF INCORPORATION AND BYLAWS

     The following paragraphs summarize certain provisions of Maryland law and the Company's Articles of Incorporation and Bylaws. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to the Company's Articles of Incorporation and Bylaws, copies of which are exhibits to the Registration Statement of which this Prospectus is a part, as described in "Additional Information," and to Maryland law.

CLASSIFICATION OF THE BOARD OF DIRECTORS

     The Company's Articles of Incorporation provide that the number of directors of the Company may be established by the Board of Directors, but may not be fewer than three nor more than eleven. Any vacancy will be filled, at any regular meeting or at any special meeting called for that purpose, by a majority of the remaining directors, except that a vacancy resulting from an increase in the number of directors will be filled by a majority of the entire Board of Directors. Pursuant to the terms of the Articles of Incorporation, the directors are divided into three classes -- i.e., Class I, Class II, and Class III. Presently, one class will hold office for a term expiring at the annual meeting of shareholders to be held in 1996 (i.e., Class II), another class will hold office for a term expiring at the annual meeting of shareholders to be held in 1997 (i.e., Class III), and another class will hold office for a term expiring at the annual meeting of shareholders to be held in 1998 (i.e., Class I). As the term of each class expires, directors in that class will be elected for a term of three years or until their successors are duly elected and qualify. The Company believes that classification of the Board of Directors will help to assure the continuity and stability of the Company's business strategies and policies as determined by the Board of Directors.

     The classified director provision could have the effect of making the removal of incumbent directors more time-consuming and difficult, which could discourage a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its shareholders. At least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of the Board of Directors. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions. Holders of Common Stock will have no right to cumulative voting in the election of directors. Consequently, at each annual meeting of shareholders, the holders of a plurality of Common Stock will be able to elect all of the successors of the class of directors whose term expires at that meeting.

REMOVAL OF DIRECTORS

     The Articles of Incorporation provide that a director may be removed only for cause and only by the affirmative vote of shareholders holding at least two-thirds of all the votes entitled to be cast in the election of directors. This provision, when coupled with the provision in the Bylaws authorizing the Board of Directors to fill vacant directorships, precludes shareholders from removing incumbent directors except upon a substantial affirmative vote and upon a finding of cause and filling the vacancies created by such removal with their own nominees.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     The Company's Articles of Incorporation limit the liability of the Company's directors and officers to the Company and its shareholders to the fullest extent permitted from time to time by Maryland law. Maryland law presently permits the liability of directors and officers to a corporation or its shareholders for money damages to be limited, except (i) to the extent that it is proved that the director or officer actually received an improper benefit or profit, or (ii) if a judgment or other final adjudication is entered in a proceeding based on a finding that the director's or officer's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceedings. This provision does not limit the ability of the Company or its shareholders to obtain other relief, such as an injunction or rescission.

     The Company's Bylaws require the Company to indemnify its directors, officers and certain other parties to the fullest extent permitted from time to time by Maryland law. The MGCL permits a corporation to indemnify its directors, officers and certain other parties against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service to or at the request of the corporation, unless it is established that the act or omission of the indemnified party was material to the matter giving rise to the proceeding and (i) was committed in bad faith or was the result of active and deliberate dishonesty, (ii) the indemnified party actually received an improper personal benefit, or (iii) in the case of any criminal proceeding, the indemnified party had reasonable cause to believe that the act or omission was unlawful. Indemnification may be made against judgments, penalties, fines, settlements and reasonable expenses actually incurred by the director or officer in connection with the proceeding; provided, however, that if the proceeding is one by or in the right of the corporation, indemnification may not be made with respect to any proceeding in which the director or officer has been adjudged to be liable on the basis that personal benefit was improperly received. The termination of any proceeding by conviction, or upon a plea of nolo contendere or its equivalent, or an entry of any order of probation prior to judgment, creates a rebuttable presumption that the director or officer did not meet the requisite standard of conduct required for indemnification to be permitted. It is the position of the Securities and Exchange Commission that indemnification of directors and officers for liabilities arising under the Securities Act is against public policy and is unenforceable pursuant to Section 14 of the Securities Act.

BUSINESS COMBINATIONS

     Under the MGCL, certain "business combinations" (including a merger, consolidation, share exchange, or in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns ten percent or more of the voting power of the corporation's shares or an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then outstanding voting stock of the corporation (an "Interested Stockholder") or an affiliate thereof are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder. Thereafter, any such business combination must be recommended by the Board of Directors of such corporation and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation voting together as a single voting group, and (b) two-thirds of the votes entitled to be cast by holders of voting shares other than shares held by the Interested Stockholder with whom the business combination is to be effected, unless, among other things, the corporation's shareholders receive a fair price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by the Board of Directors of the corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder. As permitted by Maryland law, the Articles of Incorporation of the Company include a provision exempting all future business combinations involving the Company from the operation of the business combination statute.

CONTROL SHARE ACQUISITIONS

     The Company's Bylaws currently contain a provision exempting from the control share acquisition statute described below any and all acquisitions by any person of shares of capital stock of the Company, specifically including Realty. The current or future directors of the Company may decide to eliminate or amend this provision, although no such change is currently contemplated.

     The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror or by officers or directors who are employees of the corporation. "Control shares" are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by such person, or in respect of which such person is able to exercise or direct the exercise of voting power, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:
(i) one-fifth or more but less than one-third; (ii) one-third or more but less than a majority; or (iii) a majority of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

     A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the Board of Directors to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any shareholders meeting.

     If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for control shares, as of the date of the last control share acquisition or, if a meeting of shareholders is held where the voting rights of such shares are considered and not approved, as of the date of the meeting. If voting rights for control shares are approved at a shareholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a control share acquisition.

     The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the Company is a party to the transaction and such transaction is otherwise effected under the provision of the MGCL; or to acquisitions approved or exempted by the Articles of Incorporation or Bylaws of the Company.

AMENDMENT TO THE ARTICLES OF INCORPORATION

     The Company's Articles of Incorporation, including its provisions on classification of the Board of Directors and removal of directors, may be amended only with the recommendation of the Board of Directors and by the affirmative vote of shareholders holding at least a majority of all the votes entitled to be cast on the matter.

DISSOLUTION OF THE COMPANY

     The dissolution of the Company must be approved by the affirmative vote of shareholders holding at least a majority of all the votes entitled to be cast or the written consent of all shares entitled to vote on this matter.

ADVANCE NOTICE OF DIRECTOR NOMINATIONS AND NEW BUSINESS

     The Bylaws of the Company provide that (a) with respect to an annual meeting of shareholders, nominations of persons for election to the Board of Directors and the proposal of business to be considered by shareholders may be made only (i) pursuant to the Company's notice of the meeting, (ii) by the Board of Directors, or (iii) by a shareholder who is entitled to vote at the meeting and who has complied with the advance notice procedures set forth in the Bylaws, and (b) with respect to special meetings of shareholders, only the business specified in the Company's notice of the meeting may be brought before the meeting of shareholders, and nominations of persons for election to the Board of Directors may be made only (i) pursuant to the Company's notice of meeting, (ii) by the Board of Directors, or (iii) provided that the Board of Directors has determined that directors shall be elected at such meeting, by a shareholder who is entitled to vote at the meeting and who has complied with the advance notice provisions set forth in the Bylaws.

     The provisions in the Articles of Incorporation on classification of the Board of Directors and removal of directors, the business combination and, if the applicable provision in the Company's Bylaws is rescinded, control share acquisition provisions of the MGCL, and the advance notice provisions of the Bylaws could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of the Common Stock might receive a premium for their Common Stock over the then prevailing market price or which such holders might believe to be otherwise in their best interests.

                       FEDERAL INCOME TAX CONSIDERATIONS

     The Company believes it has operated, and the Company intends to continue to operate, in such a manner as to qualify as a REIT under the Code, but no assurance can be given that it will at all times so qualify.

     The provisions of the Code pertaining to REITs are highly technical and complex. The following is a brief and general summary of certain provisions that currently govern the federal income tax treatment of the Company and its stockholders. For the particular provisions that govern the federal income tax treatment of the Company and its stockholders, reference is made to Sections 856 through 860 of the Code and the regulations thereunder. The following summary is qualified in its entirety by such reference.

     Under the Code, if certain requirements are met in a taxable year, a REIT generally will not be subject to federal income tax with respect to income that it distributes to its stockholders. If the Company fails to qualify during any taxable year as a REIT, unless certain relief provisions are available, it will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates, which could have a material adverse effect upon its stockholders.

     In any year in which the Company qualifies to be taxed as a REIT, distributions made to its stockholders out of current or accumulated earnings and profits will be taxed to stockholders as ordinary income except that distributions of net capital gains designated by the company as capital gain dividends will be taxed as long-term capital gain income to the stockholders. To the extent that distributions exceed current or accumulated earnings and profits, they will constitute a return of capital, rather than dividend or capital gain income, and will reduce the basis for the stockholder's securities with respect to which the distribution is paid or, to the extent that they exceed such basis, will be taxed in the same manner as gain from the sale of those securities.

     Investors are urged to consult their own tax advisors with respect to the appropriateness of an investment in the Offered Securities and with respect to the tax consequences arising under federal law and the laws of any state, municipality or other taxing jurisdiction, including tax consequences resulting from such investor's own tax characteristics. In particular, foreign investors should consult their own tax advisors concerning tax consequences of an investment in the Company, including the possibility of United States income tax withholding on Company distributions.

                                 LEGAL MATTERS

     Certain legal matters will be passed upon for the Company by Cox, Castle & Nicholson, LLP, Los Angeles, California, and the legality of the Offered Securities will be passed upon for the Company and the Selling Stockholder by Piper & Marbury LLP, Baltimore, Maryland.

                                    EXPERTS

     The financial statements for Pacific Gulf Properties Inc. and the Predecessor Multifamily and Industrial Operations included in the Company's Annual Report on Form 10-K/A for the year ended December 31, 1995 and incorporated by reference in this Prospectus have been audited by Ernst & Young LLP, independent auditors, as stated in their report appearing therein and has been so included in reliance upon the report given upon their authority as experts in accounting and auditing.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                                              NORTH COUNTY BUSINESS PARK
                                              Yorba Linda, California
                                              (Proposed Acquisition)

          BELL RANCH INDUSTRIAL PARK
          Santa Fe Springs, California
          (Proposed Acquisition)

                                              EDEN LANDING COMMERCE PARK
                                              Hayward, California
                                              (Proposed Acquisition)

          SAN MARCOS INDUSTRIAL CENTER
          San Marcos, California
          (Proposed Acquisition)

- ------------------------------------------------------------
- ------------------------------------------------------------

  NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED HEREIN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER, AGENT, OR DEALER. THIS PROSPECTUS AND THE ACCOMPANYING PROSPECTUS SUPPLEMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT, NOR ANY SALE OF SECURITIES BEING OFFERED PURSUANT TO THIS PROSPECTUS OR ANY ACCOMPANYING PROSPECTUS SUPPLEMENT SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF.

                            ------------------------

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT


                                                PAGE
                                                -----
Prospectus Supplement Summary................     S-3
Summary Financial Information................     S-6
The Company..................................     S-8
Use of Proceeds..............................     S-9
Selling Stockholder..........................     S-9
Price Range of Common Stock and
  Distributions..............................    S-10
Capitalization...............................    S-11
Business and Properties......................    S-12
Selected Financial and Operating Data........    S-19
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations.................................    S-22
Management...................................    S-29
Federal Income Tax Considerations............    S-30
Underwriting.................................    S-40
Legal Matters................................    S-41
Index to Financial Statements................     F-1
               PROSPECTUS
Available Information........................       2
Incorporation of Certain Documents
  by Reference...............................       3
The Company..................................       4
Use of Proceeds..............................       4
Ratio of Earnings to Fixed Charges...........       5
Selling Stockholder..........................       5
Plan of Distribution.........................       5
Risk Factors.................................       7
Description of Common Stock..................      11
Description of Preferred Stock...............      12
Restrictions on Transfer of Capital Stock....      16
Certain Provisions of Maryland Law
  and of the Company's Articles of
  Incorporation and Bylaws...................      17
Federal Income Tax Considerations............      21
Legal Matters................................      21
Experts......................................      21


- ------------------------------------------------------------
- ------------------------------------------------------------
- ------------------------------------------------------------
- ------------------------------------------------------------

                                2,800,000 SHARES
                                     [LOGO]

                                  PACIFIC GULF
                                PROPERTIES INC.
                                  COMMON STOCK

                    ---------------------------------------
                             PROSPECTUS SUPPLEMENT
                    ---------------------------------------

                               ALEX. BROWN & SONS
                                  INCORPORATED

                            OPPENHEIMER & CO., INC.

                       PRUDENTIAL SECURITIES INCORPORATED

                                  May   , 1996
- ------------------------------------------------------------
- ------------------------------------------------------------

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses expected to be paid by the Company in connection with the issuance and distribution of the securities being registered are as follows:


SEC registration fee.............................................................   $ 43,103
AMEX listing fee.................................................................     17,500
Legal fees and expenses..........................................................    150,000
Accountant's fees and expenses...................................................    250,000
Blue Sky fees and expenses (including legal fees)................................     15,000
Printing fees....................................................................    200,000
Miscellaneous expenses...........................................................    106,397
Total............................................................................   $782,000



ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     The Company's Articles of Incorporation limits the liability of the Company's directors and officers to the Company and its stockholders to the fullest extent permitted from time to time by Maryland law. Maryland law presently permits the liability of directors and officers to a corporation or its stockholders for money damages to be limited, except (i) to the extent that it is proved that the director or officer actually received an improper benefit or profit, or (ii) if a judgment or other final adjudication is entered in a proceeding based on a finding that the director's or officer's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. This provision does not limit the ability of the Company or its stockholders to obtain other relief, such as an injunction or rescission.

     The Company's bylaws require the Company to indemnify its directors, officers and certain other parties to the fullest extent permitted from time to time by Maryland law. The MGCL permits a corporation to indemnify its directors, officers and certain other parties against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service to or at the request of the corporation, unless it is established that the act or omission of the indemnified party was material to the matter giving rise to the proceeding and (i) was committed in bad faith or was the result of active and deliberate dishonesty, (ii) the indemnified party actually received an improper personal benefit, or (iii) in the case of any criminal proceeding, the indemnified party had reasonable cause to believe that the act or omission was unlawful. Indemnification may be made against judgments, penalties, fines, settlements and reasonable expenses actually incurred by the director or officer in connection with the proceeding; provided, however, that if the proceeding is one by or in the right of the corporation, indemnification may not be made with respect to any proceeding in which the director or officer has been adjudged to be liable to the corporation. In addition, a director or officer may not be indemnified with respect to any proceeding charging improper personal benefit to the director or officer in which the director or officer was adjudged to be liable on the basis that personal benefit was improperly received. The termination of any proceeding by conviction, or upon a plea of nolo contendere or its equivalent, or an entry of any order of probation prior to judgment, creates a rebuttal presumption that the director or officer did not meet the requisite standard of conduct required for indemnification to be permitted. It is the position of the SEC that indemnification of directors and officers for liabilities arising under the Securities Act is against public policy and is unenforceable pursuant to Section 14 of the Securities Act.

     The Company maintains an insurance policy which provides liability coverage for directors and officers of the Company.

ITEM 16. EXHIBITS


        1.1    Form of Underwriting Agreement
      **4.1    Amended and Restated Articles of Incorporation
      **4.2    Bylaws
      **4.3    Specimen Certificate for Common Stock
       *4.4    Form of Certificate of Articles Supplementary for additional series of
               Preferred Stock
       +5.1    Opinion of Piper & Marbury L.L.P. regarding the legality of the securities
        5.2    Opinion of Piper & Marbury L.L.P. regarding legality of certain securities.
       +8.1    Opinion of Cox, Castle & Nicholson, LLP regarding certain tax matters
       10.1    Acquisition Agreement (Bay San Marcos Industrial Center and Escondido Business
               Center)
       10.2    Acquisition Agreement (Bell Ranch Industrial Park)
       10.3    Acquisition Agreement (Riverview Industrial Park)
       10.4    Acquisition Agreement (North County Business Park)
       10.5    Acquisition Agreement (San Marcos Commerce Center)
       10.6    Acquisition Agreement (Eden Landing Commerce Park)
       10.7    Acquisition Agreement (Pacific Park)
       10.8    Acquisition Agreement (La Mirada Business Center)
       10.9    Form of Financial Advisory Fee Agreement by and between the Registrant and
               Alex. Brown & Sons Incorporated
      +12.1    Calculation of Ratios of Earnings to Fixed Charges
       23.1    Consent of Ernst & Young LLP
      +23.2    Consent of Piper & Marbury L.L.P. (included as part of Exhibit 5.1)
      +23.3    Consent of Cox, Castle & Nicholson, LLP (included as part of Exhibit 8.1)
       23.4    Consent of Piper & Marbury L.L.P. (included as part of Exhibit 5.2)
    ***24.1    Power of Attorney (included on page II-4)


- ---------------


    * To be filed by amendment or incorporated by reference in connection with the offering of the applicable offered securities.
   ** Previously filed as an exhibit to Registrant's Registration Statement on Form S-11
      (Registration No. 33-69382) declared effective on February 10, 1994 and incorporated herein by reference.
  *** Previously filed as an exhibit to the Registrant's Registration Statement on Form S-3
      (Registration No. 333-02798) and incorporated herein by reference.
    + Previously filed as an exhibit to Amendment No. 1 to Registrant's Registration
      Statement on Form S-3 (Registration No. 333-02798) and incorporated herein by reference.
      Filed herewith.


ITEM 17. UNDERTAKINGS.

     (a) The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934, that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) The undersigned Registrant hereby further undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provision, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport Beach, California on May 20, 1996.


                                          PACIFIC GULF PROPERTIES INC.

                                          By:         GLENN L. CARPENTER
                                             -----------------------------------
                                                     Glenn L. Carpenter,
                                             Chairman of the Board of Directors,
                                                President and Chief Executive
                                                            Officer

     Pursuant to the requirements of the Securities Exchange Act of 1934, this Amendment No. 1 to Registration Statement has been signed below by the following persons on behalf of the Company and in the capacities and on the date indicated.


                     SIGNATURE                                TITLE                   DATE
  -----------------------------------------------  ---------------------------   --------------
                GLENN L. CARPENTER                  Chairman of the Board of      May 20, 1996
  -----------------------------------------------   Directors, President and
                Glenn L. Carpenter                   Chief Executive Officer
                                                      (Principal Executive
                                                            Officer)

                 DONALD G. HERRMAN                  Executive Vice President,     May 20, 1996
  -----------------------------------------------        Secretary, and
                 Donald G. Herrman                   Chief Financial Officer
                                                    (Principal Financial and
                                                       Accounting Officer)

                ROYCE B. McKINLEY*                          Director              May 20, 1996
  -----------------------------------------------
                Royce B. McKinley

                 STEWART W. BOWIE*                          Director              May 20, 1996
  -----------------------------------------------
                 Stewart W. Bowie

                 PETER L. EPPINGA*                          Director              May 20, 1996
  -----------------------------------------------
                 Peter L. Eppinga

                  JOHN F. KOOKEN*                           Director              May 20, 1996
  -----------------------------------------------
                  John F. Kooken

                 ROBERT E. MORGAN*                          Director              May 20, 1996
  -----------------------------------------------
                 Robert E. Morgan

                 KEITH W. RENKEN*                           Director              May 20, 1996
  -----------------------------------------------
                  Keith W. Renken

  *By            DONALD G. HERRMAN
  -----------------------------------------------
                 Donald G. Herrman
                 Attorney-in-Fact

                               INDEX TO EXHIBITS


    EXHIBIT
    NUMBER                                EXHIBIT
    -------    --------------------------------------------------------------
        1.1    Form of Underwriting Agreement................................
      **4.1    Amended and Restated Articles of Incorporation................
      **4.2    Bylaws........................................................
      **4.3    Specimen Certificate for Common Stock.........................
       *4.4    Form of Certificate of Articles Supplementary for additional series of Preferred Stock.....................................
       +5.1    Opinion of Piper & Marbury L.L.P. regarding the legality of the securities................................................
        5.2    Opinion of Piper & Marbury L.L.P. regarding legality of
               certain securities............................................
       +8.1    Opinion of Cox, Castle & Nicholson, LLP regarding certain tax matters.......................................................
       10.1    Acquisition Agreement (Bay San Marcos Industrial Center and
               Escondido Business Center)
       10.2    Acquisition Agreement (Bell Ranch Industrial Park)
       10.3    Acquisition Agreement (Riverview Industrial Park)
       10.4    Acquisition Agreement (North County Business Park)
       10.5    Acquisition Agreement (San Marcos Commerce Center)
       10.6    Acquisition Agreement (Eden Landing Commerce Park)
       10.7    Acquisition Agreement (Pacific Park)
       10.8    Acquisition Agreement (La Mirada Business Center)
       10.9    Form of Financial Advisory Fee Agreement by and between the
               Registrant and Alex. Brown & Sons Incorporated................
      +12.1    Calculation of Ratios of Earnings to Fixed Charges............
       23.1    Consent of Ernst & Young LLP..................................
      +23.2    Consent of Piper & Marbury L.L.P. (included as part of Exhibit
               5.1)..........................................................
      +23.3    Consent of Cox, Castle & Nicholson, LLP (included as part of
               Exhibit 8.1)..................................................
       23.4    Consent of Piper & Marbury L.L.P. (included as part of Exhibit
               5.2)..........................................................
    ***24.1    Power of Attorney (included on page II-4).....................


- ---------------


    * To be filed by amendment or incorporated by reference in connection with the offering of the applicable offered securities.
   ** Previously filed as an exhibit to Registrant's Registration Statement on Form S-11
      (Registration No. 33-69382) declared effective on February 10, 1994 and incorporated herein by reference.
  *** Previously filed as an exhibit to the Registrant's Registration Statement on Form S-3
      (Registration No. 333-02798) and incorporated herein by reference.
    + Previously filed as an exhibit to Amendment No. 1 to Registrant's Registration
      Statement on Form S-3 (Registration No. 333-02798) and incorporated herein by reference.
      Filed herewith.